   As filed with the Securities and Exchange Commission on October 11, 2000
                                                    Registration No. 333-_______
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                             ____________________
                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             ____________________

                              PLANETRX.COM, INC.
            (Exact Name of Registrant as Specified in Its Charter)

              Delaware                             5912                        94-3227733
------------------------------------  ---------------------------------  -------------------------
  (State or Other Jurisdiction of        (Primary Standard Industrial        (I.R.S.  Employer
  Incorporation or Organization)          Classification Code Number)        Identification No.)

                       349 Oyster Point Blvd., Suite 201
                         South San Francisco, CA 94080
                                (650) 616-1500
--------------------------------------------------------------------------------
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                  Michael Beindorff, Chief Executive Officer
                              PlanetRx.com, Inc.
                       349 Oyster Point Blvd., Suite 201
                         South San Francisco, CA 94080
                                (650) 616-1500
--------------------------------------------------------------------------------
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent For Service)

                                   Copy to:

    Luther F. Sadler, Jr., Esq.                    Dorothy An, Esquire
    Jeffrey M. McFarland, Esq.              349 Oyster Point Blvd., Suite 201
        Foley & Lardner                       South San Francisco, CA 94080
        200 Laura Street                              (650) 616-1500
    Jacksonville, Florida 32202
         (904) 359-2000

       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. [______]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                       CALCULATION OF REGISTRATION FEE
===============================================================================================================
     Title of Each                              Proposed Maximum           Proposed
  Class of Securities         Amount to        Offering Price per     Maximum Aggregate         Amount of
   To Be Registered         Be Registered            Share              Offering Price       Registration Fee
-----------------------  ------------------  ---------------------  ---------------------  --------------------
Common Stock,                   Up to                 (2)               $50,000,000(3)          $13,200.00
$0.0001 par value           95,320,000(1)

Common Stock,                4,680,000(1)             (4)               $ 1,901,250(1)          $   501.93
$0.0001 par value
                                Up to                                   $51,901,250(1)           13,701.93
Total                      100,000,000(1)
===============================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2) The price per common share of the common stock issued under the common stock purchase agreement described in this prospectus will vary based on the daily volume-weighted average prices of PlanetRx.com's common stock during the drawdown periods provided for in the agreement. The purchase price per share will be equal to a minimum of 91% of the average of the five lowest daily volume-weighted average prices of the common stock during the ten-day drawdown pricing periods. The agreement allows PlanetRx.com up to $8,000,000 per draw, with each draw a minimum of 10 trading days apart, up to an aggregate of $50,000,000 over a period of 12 months. In the event that PlanetRx.com draws down a minimum of $10,000,000 within the first 12 months of the agreement, PlanetRx.com may extend the agreement for an additional 12 months.

(3) This represents the maximum purchase price that Alpha Venture Capital is obligated to pay PlanetRx.com for draws under the common stock purchase agreement. The maximum net proceeds that PlanetRx.com can receive is $50,000,000.

(4) Relates to a maximum 4,180,000 shares of common stock issuable pursuant to warrants to be issued under the common stock purchase agreement in connection with drawdowns thereunder and 500,000 shares of common stock issuable pursuant to outstanding warrants issued on July 25, 2000 in connection with execution of the common stock purchase agreement. The exercise price of the warrants issuable in the future under the agreement will be 120% of the closing price of our common stock on the date PlanetRx.com issues the warrants. The exercise price of the July 25, 2000 warrants will be the lesser of (A) $1.375 per share (150% of the average closing bid for the three consecutive trading days preceding July 25, 2000) and (B) 120% of the average closing bid for three consecutive trading days
     prior to the effective date of this registration statement.   The shares
     being registered which are issuable pursuant to the warrants may be offered for sale and sold from time to time during the period the registration statement remains effective, by or for the account of the selling stockholder. The proposed maximum offering price per share has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The proposed maximum aggregate offering price for these shares is based upon the average of the high and low reported prices of the registrant's common stock on October 6, 2000.

                           _______________________

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


                 Subject To Completion, dated October 11, 2000


                              100,000,000 Shares


                              PLANETRX.COM, INC.


                                 Common Stock


--------------------------------------------------------------------------------

     The shares of common stock offered by this prospectus are being sold by Alpha Venture Capital pursuant to a common stock purchase agreement. We will not receive any of the proceeds from the sale of shares by Alpha Venture Capital that it has obtained under the common stock purchase agreement. However, we will receive the sale price of any common stock we sell to Alpha Venture Capital under the common stock purchase agreement and upon the exercise of warrants held by Alpha Venture Capital to the extent it pays the exercise price in cash. We expect to use any proceeds for general working capital purposes.

     The number of shares of common stock which may be issued through the common stock purchase agreement would constitute 66.2% of our issued and outstanding common stock after the issuance, based on shares issued and outstanding on August 31, 2000.

     Alpha Venture Capital may offer shares of our common stock on the Nasdaq National Market, in negotiated transactions or otherwise, or by a combination of these methods. It may sell the shares through broker-dealers who may receive compensation from the selling shareholder in the form of discounts or commissions. Alpha Venture Capital is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales. We will pay the costs of registering the shares under this prospectus, including legal fees.

     Our common stock is quoted on the Nasdaq National Market under the symbol "PLRX." On October 6, 2000, the last reported share price of our common stock on the Nasdaq National Market was $0.4375 per share.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                  The date of this propectus is       , 2000

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                              ____________________


                               TABLE OF CONTENTS

                                                                                         Page
                                                                                         ----
PROSPECTUS SUMMARY......................................................................    3
RISK FACTORS............................................................................    6
DILUTION................................................................................   20
NOTE REGARDING FORWARD-LOOKING STATEMENTS...............................................   21
USE OF PROCEEDS.........................................................................   21
DIVIDEND POLICY.........................................................................   21
SELECTED FINANCIAL DATA.................................................................   23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION  AND RESULTS OF OPERATIONS..   25
BUSINESS................................................................................   32
MANAGEMENT..............................................................................   44
STOCK PLANS.............................................................................   51
RELATED PARTY TRANSACTIONS..............................................................   55
PRINCIPAL STOCKHOLDERS..................................................................   59
DESCRIPTION OF CAPITAL STOCK............................................................   61
COMMON STOCK PURCHASE AGREEMENT.........................................................   63
SELLING STOCKHOLDER.....................................................................   66
PLAN OF DISTRIBUTION....................................................................   66
LEGAL MATTERS...........................................................................   70
EXPERTS.................................................................................   70
ADDITIONAL INFORMATION..................................................................   70
Financial Statements....................................................................  F-1

                              ____________________


     Until [_______], 2000, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding PlanetRx.com and the financial statements appearing elsewhere in this prospectus. References in this prospectus to "we," "us" or "our" refer to PlanetRx.com unless otherwise noted. Our fiscal year ends on December 31st of each year. All references to our fiscal year refer to the twelve-month period ending on December 31st of that year.

PlanetRx.com

     PlanetRx.com is an online healthcare destination for commerce, content and community. Our e-commerce website, www.PlanetRx.com, was launched on March 18, 1999. We offer products in six categories: prescription drugs; non-prescription drugs; personal care; beauty and spa; vitamins, herbs and nutrition; and medical supplies.

     As individuals increasingly turn to the Internet to address their healthcare needs, we believe that up-to-date information in an easy-to-understand format is essential in making healthcare decisions. We provide detailed information on symptoms, treatments and alternative care for over 100 disease categories, enabling consumers to find answers to their critical healthcare questions.

     In addition, we own and operate a network of satellite websites that provide both content and an extended community where people interested in chronic health conditions can interact. These websites include diabetes.com, depression.com, obesity.com and alzheimers.com. The satellite websites have an appearance similar to our PlanetRx.com website.

The PlanetRx.com Market

     Our market consists of prescription drugs, non-prescription drugs, personal care products, beauty and spa products, vitamins, herbs and nutrition products and medical supplies. To date, products within our market segments have been sold primarily through chain drugstores, mass market retailers and supermarkets, warehouse clubs, mail-order companies and independent drugstores and pharmacies. However, consumers are beginning to use the Internet to fulfill their healthcare needs. Consumers are using the Internet not only for online shopping, but also increasingly as a source for health and medical information and as a means to interact with other individuals with similar healthcare concerns. We believe that this trend is a result of the limitations of traditional distribution channels which are inconvenient, have limited selection, provide insufficient information and lack a forum for community.

The PlanetRx.com Healthcare Destination

     Our website offers extensive product selection, professionally-created content and online communities developed around specific health-related topics. We operate our own distribution center and pharmacy in Memphis, Tennessee.

The PlanetRx.com Strategy

     Our strategy is to attract new customers, develop customer loyalty and promote repeat purchases by:

     . continuing to offer content and community websites to enhance commerce and other revenue opportunities;

     . maintaining an independent distribution center and pharmacy to retain strict control over logistics and to provide excellent customer service;

     .  utilizing technology to improve the customer shopping experience;

     .  continuing to expand our product offerings; and

     .  developing strategic relationships to further e-commerce opportunities.

     To further our business strategy, we have entered into and will continue to pursue key strategic relationships, such as:

     . marketing relationships with various online advertising relationships, such as our agreement with News Corporation for television and other traditional media advertising; and

     .  disease state management sponsorships on our websites.

Recent History of Losses, Accumulated Deficit and Anticipation of Future Losses

     We incurred net losses of $7,000 in 1996, $137,000 in 1997, $4.1 million in 1998, $98.0 million in 1999 and $93.5 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $196.8 million. We anticipate incurring operating losses and negative cash flow in the foreseeable future.

Reverse Stock Split

     We intend to ask our shareholders to approve a 1-for-8 reverse stock split to increase the price of our common stock above $1.00 per share. The reverse split is motivated by a Nasdaq rule that requires the bid price of our common stock to be sustained at $1.00 or more per share. The board of directors will retain discretion, even after shareholder approval, not to implement the reverse split if the stock price is sustained at $1.00 or more on its own. However, based on the recent bid prices for our common stock, we anticipate that the 1-for-8 reverse stock split will be implemented. The price and share-related numbers in this prospectus have not been adjusted for the 1-for-8 reverse split. If the reverse split is implemented, we will make proportional changes to the price and share-related numbers in this prospectus.

Corporate Information

     We were incorporated in Delaware in March 1995. Our corporate offices are currently located at 349 Oyster Point Blvd., Suite 201, South San Francisco, CA 94080. Our telephone number is (650) 616-1500. Our web site is located at www.planetrx.com. Information contained on our website does not constitute a part of this prospectus and the link to our website is an inactive textual reference only.

     PlanetRx, PlanetRx.com, eCenter and other trademarks are trademarks of PlanetRx.com, Inc. This prospectus also contains brand names, trademarks, or service marks of companies other than PlanetRx.com, Inc., and these brand names, trademarks and service marks are the property of their respective holders.

                                 THE OFFERING

     This prospectus covers up to 100,000,000 shares of PlanetRx.com common stock to be sold by selling stockholders identified in this prospectus. The number of shares subject to this prospectus represents 195.9% of our issued and outstanding common stock as of August 31, 2000 and 66.2% after issuance of all shares included in this prospectus.

     We signed a common stock purchase agreement with Alpha Venture Capital, Inc., a Cook Islands corporation, on July 25, 2000, for the future issuance and purchase of shares of our common stock. The stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility.

     In general, the drawdown facility operates like this: the investor, Alpha Venture Capital, has committed to provide us up to $50.0 million upon our request in return for our common stock. Once every 10 trading days, we may request a draw of up to $8.0 million under this facility. The maximum amount we actually can draw down upon each request will be determined by the average trading volume and average price of our common stock for the 20 trading days prior to our request. Each draw down must be for at least $500,000. At the end of a 10 trading day period following the drawdown request, the per share purchase price is determined based on the five lowest daily volume-weighted average prices of the common stock during that 10 day period. We then divide the drawdown amount by the per share purchase price to determine the number of shares we will issue to Alpha Venture Capital in return for that money.

     The formulas for determining the drawdown amounts, the number of shares we issue to Alpha Venture Capital and the price per share paid by Alpha Venture Capital are described in detail beginning on page 63 of this prospectus. The aggregate total of all draws cannot exceed $50.0 million and no single draw can exceed $8.0 million. We are under no obligation to request a draw for any period.

     The market price for our common stock on August 31, 2000 was $0.78 and the average daily trading volume for the 20 trading days ended August 31, 2000 was 893,036. If our stock price remains $0.78 per share and the 20-day average trading volume preceding August 31, 2000 remains constant over the initial 12-month period of the common stock purchase agreement and we requested the maximum amount available to us under the common stock purchase agreement, each draw would be capped at $2,786,272 and we could make 18 draws for a total amount drawn of $50,000,000 million. However, if our stock price or trading volume declines from current levels, we may not be able to draw down all $50,000,000 million under the common stock purchase agreement during the initial 12-month period. Nevertheless, so long as we draw at least $10,000,000 in the first 12 months, the common stock purchase agreement will be extended for an additional 12 months.

     The per share dollar amount Alpha Venture Capital pays for our common stock upon each drawdown includes a 9% discount from the five lowest daily volume-weighted average prices of our common stock for the 10 trading day period after our drawdown request. The percentage discount will get smaller if our stock rises above $1.50 per share after we submit a drawdown notice but before the drawdown funding date. For each drawdown, we also must issue to Alpha Venture Capital warrants to purchase our common stock at an exercise price equal to 120% of the closing price of our common stock on the drawdown closing date. The maximum number of shares of common stock issuable pursuant to those warrants, 4,180,000, has been included in the shares offered pursuant to this prospectus. In addition, this prospectus includes 500,000 shares of common stock issuable pursuant to warrants we granted Alpha Venture Capital upon the closing of the common stock purchase agreement. Those warrants have a per share exercise price equal to the lesser of $1.375 or 120% of the average closing bid for our common stock for the three consecutive trading days prior to the effective date of the registration statement of which this prospectus is a part. The warrants may be exercised for cash or by "cashless exercise."

     Because our common stock is listed on the Nasdaq National Market, we are required to comply with Nasdaq's listing rules. One of those rules provides that we must get shareholder approval if we issue or propose to issue common stock or securities convertible into or exercisable for common stock in a private offering if:

     . the price at which we issue the common stock is less than the greater of book or market value of the common stock; and

     . the number of shares issued equals 20% or more of the number of shares of common stock outstanding or 20% or more of the voting power outstanding at the closing of the transaction that gave rise to the issuance.

     Another Nasdaq rule requires shareholder approval if we propose to issue common stock that will result in a change of control of our company. We expect to issue common stock and securities exercisable for common stock to Alpha Venture Capital in amounts that exceed 20% of the number of shares of common stock we had outstanding on July 25, 2000, the date of closing of the common stock purchase agreement. The majority of those shares will be issued at less than the greater of book or market value of the common stock. In addition, the shares we issue may result in a change of control of our company. Accordingly, we intend to seek approval for the issuance of these shares from our shareholders prior to the effective date of the registration of which this prospectus is a part.

                                 RISK FACTORS

     You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

If our common stock price remains under $1.00, or if we otherwise fail to comply with Nasdaq rules, our common stock is likely to be delisted from the Nasdaq National Market, which could eliminate the trading market for our common stock

     If the market price for our common stock remains below $1.00 per share and we are no longer listed on the Nasdaq National Market, our common stock may be deemed to be penny stock. If our common stock is considered penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are also required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock. Because of these additional obligations, some brokers may be unwilling to effect transactions in penny stocks. This could have an adverse effect on the liquidity of our common stock and your ability to sell the common stock covered by this prospectus.

     On September 15, 2000, we received a notice from Nasdaq that our common stock has failed to maintain a minimum bid price of $1.00 over the last 30 consecutive trading days as required for continued listing on the Nasdaq National Market. The notice states that if at any time prior to December 14, 2000, the closing bid price of our common stock is not sustained at $1.00 or more for at least 10 consecutive trading days, our common stock will be delisted at the opening of business on December 18, 2000. If the bid price of our common stock is sustained at $1.00 or more for at least 10 consecutive trading days, Nasdaq will reevaluate our compliance with the listing qualifications.

     Our issuance of common stock to Alpha Venture Capital, or the subsequent resale of those shares by Alpha Venture Capital, in either case at a discount to the market price, may depress the trading price of our common stock. In addition, Alpha Venture Capital is not required to honor our drawdown requests during any period in which our common stock is not listed on the Nasdaq National Market.

We may implement a reverse stock split to increase the price of our common stock to comply with Nasdaq listing requirements, which may cause the market to reduce the trading volume and price for our common stock.

     To maintain the listing requirements of Nasdaq, we intend to ask our shareholders to approve a 1-for-8 reverse stock split that would increase the price of our common stock above $1.00 per share. Even if the shareholders approve the reverse stock split, our board of directors will have discretion not to implement the reverse split if it is no longer necessary to meet the Nasdaq requirements. The market sometimes views reverse stock splits negatively. If the market views our reverse split negatively, it could hurt the trading volume and price of our common stock after the reverse split, which could affect your ability to resell any shares you acquire in our company. To the extent the trading volume and price are negatively affected, we may not be able to draw down all of the $50.0 million under the common stock purchase agreement with Alpha Venture Capital because the amount we can draw down is limited by trading volume and price. Also, the reverse stock split may result in fractional shares, which we would be required to redeem with cash in an amount that cannot be determined at this time.

If Alpha Venture Capital acquires from us all of the shares offered by this prospectus, it will likely own the majority of our common stock.

     Based on the number of shares of common stock issued and outstanding as of August 31, 2000, if Alpha Venture Capital acquires from us all 100,000,000 shares offered by this prospectus, it will own approximately 66.2% of our voting stock after the acquisition. Accordingly, Alpha Venture Capital may gain effective control over our company through its ability to control the election of a majority of directors and all other matters that require action by our stockholders.

Risks Related to Our Business

We may need additional capital in the future and additional financing may not be available

     We currently anticipate that our available cash resources combined with the maximum drawdown under the stock purchase agreement with Alpha Venture Capital will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. However, if our stock price and trading volume decline from current levels, we may not be able to draw down all $50 million under the common stock purchase agreement and our available cash resources may only meet our requirements for the next 6 months. In addition, business and economic conditions may not make it feasible to draw down under the common stock purchase agreement at every opportunity, and drawdowns are only available every 10 trading days. We may need to raise additional capital to fund our current operating requirements or to develop new and to enhance existing services to respond to competitive pressures.

     If we raise funds by issuing equity, equity-related or debt securities, these securities may have rights, preferences and privileges that are senior to our existing common stock. In addition, the issuance of these securities may cause immediate and substantial dilution to our existing stockholders.

     We may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available or are not available on terms favorable to us, we may not be able to effectively execute our business plan.

We have a history of losses and we anticipate future losses and negative cash flow

     Since our inception, we have incurred significant losses and negative cash flow, and we expect operating losses and negative cash flow to continue for the foreseeable future. We incurred net losses of $7,000 for the year ended 1996, $137,000 for the year ended 1997, $4.1 million for the year ended 1998, $98.0 million for the year ended December 31, 1999 and $93.5 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $196.8 million. We expect to incur additional costs and expenses related to:

     .  marketing and customer acquisition and other promotional activities;

     . the continued development of the PlanetRx.com website, our computer network and the systems that we use to process customers' orders and payments;

     . the continued development of relevant, healthcare-related content on the PlanetRx.com website;

     . the development of marketing and distribution relationships with strategic business partners; and

     . the establishment and development of relationships in the healthcare industry

     Our ability to become profitable depends on our ability to generate and sustain substantially higher revenues while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

Our limited operating history makes forecasting future results difficult

     We were incorporated on March 31, 1995 and began substantial operations in September 1998. Our PlanetRx.com website was launched on March 18, 1999. As a result of our limited operating history, it is difficult to accurately forecast our revenues and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future revenues and our expenses are to a large extent fixed. Our revenues and operating results are difficult for us to forecast because we operate with substantially no backlog. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected

If our marketing efforts are not successful, our business may be harmed

     We have significantly reduced our spending related to traditional media advertising and have restructured several of our online media arrangements. As a result, the current level of marketing and advertising may not be successful or consumers may not find our marketing efforts compelling. If our marketing efforts are not successful, our business and operating results will be harmed.

The loss of any of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could result in an inability to manage our operations

     The loss of the services of one or more of our key personnel could seriously disrupt our business. Our future success also depends upon the continued service of our executive officers and on our ability to attract and retain key personnel. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. In the past six months our chairman, chief financial officer and chief technology officer resigned to pursue other opportunities. Additionally, we have announced that we intend to relocate our company headquarters to Memphis, Tennessee. This relocation may affect our ability to retain key personnel and to attract new talent. Except for Michael Beindorff, our Chief Executive Officer, none of our officers or key employees is bound by an employment agreement. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.

We are dependent on strategic relationships with pharmaceutical companies to provide sponsorship revenue. If litigation or governmental interference affects the pharmaceutical companies' operations, our relationships may be adversely affected

     In May 1999, we entered into a strategic alliance with a major pharmaceutical company. Under the terms of the agreement, this pharmaceutical company is the exclusive therapeutic disease state management sponsor within our diabetes.com community. In March 2000, the sponsor voluntarily withdrew one of its diabetes drugs from the market following a request from the US Food and Drug Administration. In addition, in June 2000, the sponsor merged with another pharmaceutical company. We are currently working with this sponsor to determine the impact these events will have on future sponsorship revenues.

     In December 1999, we entered into an agreement with another major pharmaceutical manufacturer to develop a unique website for allergy sufferers. In March 2000, we entered into an agreement with another major pharmaceutical manufacturer to develop a unique website for arthritis sufferers. We plan to enter into similar agreements with other third parties in connection with the expansion of other PlanetRx.com communities. Payments by these companies to us for services that we provide to them may be at risk in future periods if these companies become subject to subsequent events.

Our changing operations have placed a significant burden on our management system and resources, and any inability to manage this growth could result in higher operating costs and lower gross margins

     We have changed our operations significantly since our inception and the launch of our PlanetRx.com website in March 1999. The number of our employees increased from three on December 31, 1998 to 381 on June 30, 2000. Our growth has placed a significant strain on our management systems and resources, which could result in slower revenue growth, increased operating costs and lower gross margins. In the second quarter 2000, we reduced our workforce by approximately 15% in an effort to reduce our overall operating expenses. In August 2000, we announced our intent to relocate the company's headquarters from South San Francisco, California to Memphis, Tennessee, which may affect our ability to retain key managers. We cannot be certain that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that our management will be able to successfully identify, manage and exploit existing and potential market opportunities.

     Our ability to successfully offer products and services and implement our business strategy in a rapidly evolving market requires an effective planning and management process. We also expect that we will need to continue to improve our transaction-processing, operational, financial and managerial controls and reporting systems and procedures as we grow. Some of our senior management have no prior management experience at public companies, and many of our executive officers have no prior management experience in the healthcare industry.

Online sales of prescription drugs, non-prescription drugs, personal care products and medical supplies may not achieve market acceptance, which could result in slower revenue growth, loss of revenues and increased operating losses

     If we do not attract and retain a high volume of online customers to our website at a reasonable cost, our business and operating results will be adversely affected. The online market for our products is in its infancy. We may not be able to convert a large number of consumers from traditional shopping methods to online shopping for prescription drugs, non-prescription drugs, personal care products and medical supplies. Specific factors that could prevent widespread consumer acceptance of the online sales of our products include:

     .  shipping charges and delivery times associated with online purchases;

     . delays and other inefficiencies associated with processing orders for prescription products covered by insurance;

     . lack of reimbursement of customer prescriptions by some healthcare payors;

     . inability to serve the acute care needs of customers, including emergency prescription drugs and other urgently needed products;

     .  pricing that does not meet customer expectations;

     . customer concerns about the security of online transactions and the privacy of their personal health information;

     . product damage from shipping or shipments of wrong or expired products from our suppliers, resulting in a failure to establish customers' trust in buying our products online;

     .  delays in responses to customer inquiries; and

     .  difficulties in returning or exchanging products.

If we fail to attract repeat customers, we may not be able to increase our revenues

     We believe, due to our limited operating history, we have not established a material amount of repeat business from regular customers. While our websites are designed to encourage repeat business, we do not yet have sufficient historical data on how successful this strategy will be. Therefore, it is difficult to forecast what our revenues from repeat customers will be or our overall revenue trends.

We expect our quarterly financial results to fluctuate

     We expect our revenues and operating results to vary significantly from quarter to quarter due to a number of factors, including:

     . our ability to attract visitors to the PlanetRx.com website and to convert those visitors into customers;

     . our ability to satisfy customer demand, retain existing customers and attract new customers at a reasonable cost;

     .  the frequency and size of any repeat customer orders;

     .  the nature and amount of publicity for us or our competitors;

     .  changes in the growth rate of Internet usage and online purchasing;

     .  the mix of products sold by us;

     .  our ability to maintain adequate inventory levels;

     . changes in our pricing policies or the pricing policies of our online and traditional competitors;

     . purchasing patterns, including holiday purchasing patterns and the purchasing of seasonal products such as sunscreen and allergy medications; and

     .  costs related to potential acquisitions of technologies or businesses.

     We currently expect that a majority of our revenues for the foreseeable future will come from orders of prescription drugs, non-prescription drugs, personal care products and medical supplies on our PlanetRx.com website as well as from sponsors on our satellite websites. The volume and timing of orders are difficult to predict because the online market for these products is in its infancy. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue for any reason could cause significant variations in our operating results from quarter to quarter and could result in greater than expected operating losses.

     Because our operating results fluctuate and are difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. In some future quarter, our operating results may fall below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

We may be unable to significantly expand our customer base because of limited insurance reimbursement coverage for prescription drugs that we sell

     We currently have limited access to insurance reimbursement coverage for our prescription products. The majority of purchases in the prescription drug market are paid for by third-party payors. A disproportionate dependence on purchases of prescriptions without reimbursement may limit our penetration of the prescription drug market, and may thus have an adverse impact on our business.

Our relationship with Express Scripts, Inc. has been restructured and Express Scripts is a significant stockholder

     In June 2000, we completed an agreement with Express Scripts, Inc. to restructure our relationship under the agreement executed in August 1999. While we are, subject to exceptions, the preferred internet pharmacy for Express Scripts for a term of five years with the right to participate in its pharmacy network for five years, Express

Scripts has no obligation to market or promote PlanetRx. Therefore, we may not be able to convert Express Scripts members into PlanetRx customers as quickly as anticipated under the original agreement or at all.

     Additionally, while our relationship with Express Scripts significantly broadens our ability to provide prescription medication to consumers with insurance reimbursement plans, it may not allow all of our potential customers to purchase these medications from us and receive insurance reimbursement.

     Due to Express Scripts' percentage of ownership of our common stock, it will be able to influence all matters requiring approval by our stockholders, including the approval of mergers or other business combinations.

If we are not able to maintain existing contracts or obtain additional contracts with insurance companies and pharmacy benefit managers, our customers may not be able to obtain reimbursement for purchases of prescription products, which would impair our ability to expand our customer base

     To obtain reimbursement on behalf of our customers for the prescription products that they purchase on our website, we need to obtain contracts with numerous insurance companies and pharmacy benefit managers.

     Our ability to obtain additional contracts with other insurance companies and pharmacy benefit managers, or retain our existing contracts for an extended period of time, is uncertain. Many of these companies are in the early stages of evaluating the impact of the Internet and online pharmacies on their businesses. Many of these companies may delay their decisions to contract with online pharmacies or may decide to or have decided to develop their own Internet capabilities or enter into relationships with online pharmacies that may compete with us. In addition, many insurance companies have existing contracts with chain drugstores and pharmacy benefit managers that have established or have announced their intentions to establish online pharmacies.

     In addition, it is likely that some insurance companies and pharmacy benefit managers will contract with only one or a limited number of online pharmacies. If our online competitors obtain these contracts and we do not, we would be at a competitive disadvantage.

     Even if we are successful in gaining widespread access to insurance reimbursement, each insurance application must be processed individually, which will raise the costs of processing prescription orders and may delay our order processing time, which may be harmful to our business. In addition, if customers do not initially embrace our online insurance coverage procedure, we may remain dependent on that portion of the market that is willing to pay cash for their prescriptions.

We may not be able to compete successfully against current and future competitors

     We do business in a market that is highly competitive, and we expect competition to intensify in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm our net revenue and results of operations. We currently or potentially compete with a variety of companies, many of which have significantly greater financial, technical, marketing and other resources. Our competitors include:

     . various online stores that sell prescription drugs as well as over-the-counter drug and health, wellness, beauty and personal care items;

     .  chain drugstores;

     .  independent drugstores and pharmacies;

     .  mass-market retailers;

     .  warehouse clubs; and

     .  pharmacy benefit managers that sell prescription drugs directly.

     Most traditional drugstores have operated for a longer period of time, have greater financial resources, have established marketing relationships with leading manufacturers and advertisers and have secured greater presence in distribution channels. Some of these companies may also commence or expand their presence on the Internet. We also compete with hospitals, HMOs and mail order prescription drug providers, all of whom are or may begin offering products and services, as well as healthcare related information similar to our content, over the Internet. Finally, we are aware of numerous other smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete directly with those offered at PlanetRx.com.

     We may face a significant competitive challenge from alliances entered into by our competitors. For instance, one of our direct online competitors, drugstore.com, has relationships that give them access to major pharmacy benefit managers. Our competitors may continue to gain access to major pharmacy benefit managers, major HMOs or chain drugstores. The combined resources of these partnerships could pose a significant competitive challenge to PlanetRx.com and could prevent these pharmacy benefit managers, HMOs or chain drugstores from also entering into relationships with us and could limit our ability to penetrate the prescription drug market.

     We believe the principal factors on which we will compete include:

     .  recognition of the PlanetRx.com brand;

     .  product selection;

     .  personalized services;

     .  convenience and ease of use;

     .  price;

     .  accessibility;

     .  customer service;

     .  quality of interactive tools;

     .  quality of content; and

     .  reliability and speed of fulfillment for products ordered.

     We will have no control over how successful our competitors are in addressing these factors. In addition, our online competitors can duplicate many of the products or services and much of the content that we offer, with little difficulty.

Our gross margins may be affected by downward price pressure on pharmaceutical drugs

     Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. While we may be successful in gaining widespread access to insurance reimbursement, the efforts of third-party payors to contain costs will place downward pressures on gross margins from sales of prescription drugs. We cannot be certain that our products or services will be considered cost effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize adequate profit margins on prescription drugs. Our failure to realize adequate profit margins on prescription drugs would harm our business.

We depend on a limited number of suppliers and third-party carriers; if they do not perform, we will not be able to effectively ship orders

     To generate the significant customer traffic, volume of purchases and repeat purchases that we believe are crucial to obtaining sufficient revenues, we must develop and maintain customer trust in the timing and accuracy of our product deliveries. We purchase a substantial majority of our prescription and over-the-counter products from one vendor, McKesson. We have a multi-year agreement with McKesson that requires us to purchase 80% of our prescription drugs, non-prescription drugs, home healthcare products, sundries and health and beauty aids from McKesson. However, if McKesson were unwilling or unable to supply products to us in sufficient quantities and in a timely manner, we may not be able to secure alternative suppliers on acceptable terms in a timely manner, or at all. Although our agreement with McKesson has a multi-year term, it can be terminated by us or by McKesson upon 60 days' notice.

     In addition to McKesson, we use other suppliers, particularly with respect to our other product categories. These suppliers may not continue to sell products to us on existing terms and we may not be able to establish new or extend current fulfillment terms on a timely or acceptable basis or at all. Negotiating and implementing relationships with additional vendors or distributors may take substantial time and resources. If we cannot develop and maintain relationships with vendors that allow us to obtain sufficient quantities of products on acceptable commercial terms, our business may be harmed.

     We also rely on third-party carriers for product shipments, including shipments to and from our distribution facilities. We are therefore subject to the risks, including employee strikes and inclement weather, associated with our carriers' ability to provide delivery services to meet our fulfillment and shipping needs. Failure to deliver products to our customers in a timely and accurate manner would harm our reputation and our business and results of operations.

Pharmacy or prescription processing errors could produce liability and significant negative publicity

     Mistakes relating to the dispensing of prescription drugs could produce liability and negative publicity that would be adverse to our business. Pharmacies occasionally make mistakes relating to prescriptions, dosage and other aspects of the medication dispensing process. We expect that sales of pharmaceutical products will account for a significant percentage of our revenues. Because we distribute these products directly to the customer, we are the most visible participant in the medication distribution chain. While we do carry product liability insurance, it may be insufficient to cover potential claims.

If a regulatory body alleges that we have engaged in the practice of medicine, we may be subject to significant liabilities

     The practice of medicine requires licensing under applicable state law. It is not our intent to practice medicine and we have structured our websites and our business to avoid violation of state licensing requirements. However, a state regulatory authority could at some time allege that some portion of our business violates these statutes. An allegation that we practice medicine could result in significant costs or liabilities. Further, any liability based on a determination that we engaged in the unlawful practice of medicine may be excluded from coverage under the terms of our general liability insurance policy.

Information provided by our pharmacists or on our PlanetRx.com website or satellite websites may result in liability or negative publicity

     In the event that our websites or our pharmacists provide erroneous or misleading information to our customers, we may be subject to liability or negative publicity that could have an adverse impact on our business. Our pharmacists are required by law to offer counseling to our customers about medication, dosage, delivery systems, common side effects and other information deemed to be significant by the pharmacists. Our pharmacists may have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning could reduce or negate these effects. This counseling is in part accomplished through e-mail, our toll-free telephone service and inserts included with the prescription, which may increase the risk of miscommunication because the customer is not personally present or may not have provided all relevant information to the pharmacist.

     We also post product and health-related information on our PlanetRx.com website and related satellite websites. Moreover, because visitors to our satellite sites post content unedited by us, this content could give rise to liability for us. This creates the potential for claims to be made against us for negligence, personal injury, wrongful death, product liability, malpractice, invasion of privacy or other legal theories based on our product or service offerings. To the extent that our content is perceived as promoting one product over another, our reputation could be harmed. Because online pharmacies are in an early stage of development, the amount of negative publicity that we or the online pharmacy industry receive could be disproportionate in relation to the negative publicity received by traditional pharmacies.

     Although we carry general liability, product liability and professional liability insurance, our insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed. In addition, we could face severe negative publicity if we are sued on these or other grounds, which could hurt the PlanetRx.com brand and prevent us from attracting and retaining customers. We cannot be certain that we will be able to maintain general liability, product liability and professional liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

We may be unable to accommodate increased consumer traffic on our website, which would limit our ability to increase sales

     If we fail to accommodate increased traffic on our website, our business may be seriously harmed. Our commerce revenues depend on the number of customers who use our website to purchase products. We depend on the satisfactory performance, reliability and availability of our websites, transaction processing systems, network infrastructure, customer support center, distribution and shipping systems.

     We may be required to add additional software and hardware and to further develop and upgrade our existing technology, transaction-processing systems, network infrastructure and distribution facilities to accommodate increased traffic on our websites and increased sales volume. Our inability to scale our systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service or impaired quality and speed of order fulfillment. We may be unable to effectively upgrade and expand our transaction-processing systems to accommodate increases in the use of our websites.

We may suffer systems failures on our websites which could result in negative publicity and reduce the volume of products sold

     Any system failure that results in the unavailability of our websites or reduced order fulfillment performance could result in negative publicity and reduce the volume of products sold, which would negatively affect our business. The satisfactory performance, reliability and availability of our websites, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels.

     In addition, because we outsource some aspects of our system, the cause of system interruptions may be outside of our control, and therefore we may not be able to correct any problem in a timely manner or at all. For example, we rely substantially on Cybercash to handle many of the elements of our transaction processing.

If we are unable to attract and train adequate numbers of customer service personnel, we may not be able to provide sufficient customer service

     Our business depends in part on our ability to maintain superior customer service. If we are unable to attract and train adequate numbers of customer service personnel, our efforts to establish our brand may be harmed and our business results may be impaired. We will need to commit significant additional financial resources to attract and train customer service personnel in order to provide our customers with high quality customer service.

We face the risk of inventory theft and diversion, which could result in increased operating costs

     Many of our products are valuable, and their small size and packaging render them particularly susceptible to theft and diversion in the course of fulfillment and distribution. If the security measures we use at our distribution center and during the distribution process do not prevent significant inventory theft and diversion, our gross profit margins and results of operations may be harmed.

If our online security measures fail, we could incur significant liabilities

     A significant barrier to online commerce is the secure transmission of confidential information over public networks. If any compromise of our security occurs, it would injure our reputation, and could influence the success of our business.

     We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, such as personal health information. Advances in computer capabilities, new discoveries in cryptography, or other developments may result in a breach of the techniques we use to protect customer data.

     If third parties were able to penetrate our network security or otherwise misappropriate our users' personal information, such as prescription or health condition information, we could be subject to liability, including lawsuits. This would be costly, divert the attention of our management and cause significant harm to our reputation.

We are exposed to risks associated with credit card fraud, which may reduce collections and discourage online transactions

     If we fail to adequately control fraudulent credit card transactions, our revenues and results of operations would be harmed because we do not carry insurance against this risk. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

If one or more of our pharmacy licenses is not renewed, we may not be able to ship our products into markets into which we currently deliver our products

     We currently hold pharmacy licenses that allow us to ship into all U.S. states and territories, and these licenses generally must be renewed on an annual basis. If one or more of these licenses is not renewed, for whatever reason, our business and reputation would be significantly harmed.

Government regulation of the health care and pharmacy industries may expose us to risks that we may be fined or exposed to civil or criminal liability, receive negative publicity or be prevented from shipping products into one or more states

     Our business is subject to extensive federal, state, and local regulations, many of which are specific to pharmacies and the sale of over-the-counter drugs. Many of these regulations are new and subject to varying interpretations, which makes the task of assuring compliance difficult. Noncompliance with one or more of these regulations could result in substantial fines and other monetary penalties, exclusion from participation in some networks, and/or criminal sanctions which could adversely affect our business.

     We are also subject to laws and regulations regarding homeopathic drugs, and we may face enforcement actions, lawsuits or claims asserting that we have not complied with these laws and regulations. As we expand our product and service offerings, more of our products and services will likely be subject to regulation by the FDA, which regulates drug advertising and promotion. Complying with FDA regulations is time consuming, burdensome and expensive, and could delay our introduction of new products and services.

     The U.S. House of Representatives Committee on Commerce and the General Accounting Office are conducting a review of online pharmacies, including the current laws that govern pharmacy operations, and the potential for abuses by some online sites, focusing on those that do not require the submission of a valid prescription issued by the customer's physician. In addition, in December 1999 the Clinton administration announced a proposal to eliminate illegal sales of prescription drugs over the Internet by unlicensed website operators. If approved by Congress, the proposal would, among other things, establish new federal requirements for Internet pharmacies to ensure that they comply with state and federal laws, create new civil penalties for the illegal sale of pharmaceuticals, and authorize additional federal enforcement powers. We believe that any regulations resulting from these investigations or the Clinton administration's proposal or a similar proposal will likely result in increased reporting and monitoring requirements, which could be burdensome and increase our expenses. Other legislation and regulations currently being considered at the federal and state level could affect our business, including legislation or regulations relating to confidentiality of patients' records, including electronic access and storage of such records, as well as the inclusion of prescription drugs as a Medicare benefit. In addition, various state legislatures are considering new legislation related to the regulation of nonresident pharmacies. Compliance with new laws or regulations could increase our expenses.

     The Health Insurance Portability and Accountability Act of 1996 mandates the use of standard transactions, standard identifiers, security and other provisions by the year 2000. Regulations to implement the standard transactions and standard identifiers have been adopted and the security regulations are expected before the end of the year 2000. We are designing our applications to comply with the regulations and proposed regulations. However, until all of these regulations become final, possible changes in these regulations could cause us to use additional resources and lead to delays as we revise our website and operations.

     Until recently, Health Care Financing Administration guidelines prohibited transmission of Medicare eligibility information over the Internet. We are also subject to extensive regulation relating to the confidentiality and release of patient records. Additional legislation governing the distribution of medical records exists or has been proposed at both the state and federal level. It may be expensive to implement security or other measures designed to comply with any new legislation. Moreover, we may be restricted or prevented from delivering patient records electronically. This could have an adverse impact on our ability to gain and retain customers.

Our facilities, systems and operations are vulnerable to natural disasters and other unexpected problems

     Fire, flood, power loss, telecommunications failure, break-ins, earthquakes, tornadoes and similar events could damage our communications hardware and other computer hardware operations, which are located in South San Francisco, California and our distribution center and pharmacy, which are located in Memphis, Tennessee. This could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders. In addition, computer viruses, electronic break-ins or other similar disruptions could harm our websites. We have no formal disaster recovery plan and our insurance may not adequately compensate us for losses that may occur due to failures or interruptions in our systems.

We may be unable to protect the intellectual property rights upon which our business relies, which could harm our competitiveness and cause customer confusion

     We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. These legal protections afford only limited protection for our intellectual property and trade secrets. We have filed applications for United States trademark registrations for, among others, "PlanetRx.com." We may be unable to secure this registration. It is also possible that our competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term PlanetRx.com. Any claims or customer confusion related to our trademark, or our failure to obtain trademark registration, would negatively affect our business.

     Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

     Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications in the United States that claim trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark, which could result in substantial costs to us. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar technology.

We may not be able to acquire new domain names or maintain our existing ones

     Our strategy is dependent, in part, on our ability to use our satellite websites and domain names to increase revenues. We believe that operating satellite websites with names like "diabetes.com" that consumers can easily locate and that provide useful information will attract consumers to these websites and, by having links to the PlanetRx.com website, will increase traffic and revenue opportunities. We currently hold the Internet domain name "PlanetRx.com," as well as various other related names, including arthritis.com, diabetes.com and cancer.com. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the U.S. and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names, which could result in the creation of domain names similar to ours. As a result, we may be unable to acquire or maintain the "PlanetRx.com" domain name or our other domain names in all of the countries in which we conduct business.

     The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

We may face costly product liability claims by consumers

     The products we carry, including prescription drugs, non-prescription drugs and dietary supplements, are particularly susceptible to product liability claims. Any claim of product liability by a consumer against us, regardless of merit, could be costly and could divert the attention of our management. It could also create negative publicity, which would harm our business. Although we maintain product liability insurance, it may not be sufficient to cover a claim if one is made.

We may be found to infringe proprietary rights of others, which could result in significant liabilities

     Third parties may claim infringement by us with respect to past, current or future proprietary rights. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any infringement claim, whether meritorious or not, could be time-consuming, result in costly litigation or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

If we engage in any acquisitions, we will incur a variety of costs, and the anticipated benefits of the acquisition may never be realized

     If appropriate opportunities present themselves, we may attempt to acquire businesses, technologies, services or products that we believe are a strategic fit with our business. If we do undertake any transaction of this sort, the process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may fail to be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could adversely affect our business, results of operations and financial condition.

     In addition, recent proposed changes in the Financial Accounting Standards Board rules for merger accounting may affect our ability to make acquisitions or be acquired. For example, elimination of the "pooling" method of accounting for certain mergers could increase the amount of goodwill that we would be required to account for if we merge with another company, which would have an adverse financial impact on our reported financial results and possibly the market price of our common stock. Further, accounting rule changes that reduce the availability of write-offs for in-process research and development costs in connection with an acquisition could result in the capitalization and amortization of these costs and negatively impact results of operations in future periods.

We are influenced by officers, directors and entities affiliated with them who own a significant portion of our outstanding voting securities

     Based upon shares outstanding as of August 31, 2000, executive officers, directors and entities affiliated with them beneficially own approximately 45.9% of our outstanding common stock. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Antitakeover provisions applicable to us could preclude an acquisition, even if an acquisition would be beneficial to our stockholders

     Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

We depend on continued use of the Internet and growth of the online drugstore market

     Our future revenues and profits, if any, substantially depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target customers. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce.

     In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services.

     Further, the online market for drugstore products is in its infancy. The market is significantly less developed than the online market for books, auctions, music, software and numerous other consumer products. Even if use of the Internet and electronic commerce continues to increase, the rate of growth, if any, of the online drugstore market could be significantly less than the online market for other products. Our rate of revenue growth could therefore be significantly less than other online merchants.

If we do not respond to rapid technological changes, our services could become obsolete and our business would be seriously harmed

     As the Internet and online commerce industry evolve, we must license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our website, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to do so, it could adversely impact our ability to build the PlanetRx.com brand and attract and retain customers.

Risks Related to Regulation of Internet Commerce

If we are required to charge taxes on purchases, we may have to increase prices, which could lead to a loss of sales, or could result in increased net losses

     We do not collect sales or other similar taxes in respect of goods sold by PlanetRx.com, except from purchasers located in California and Tennessee. However, one or more additional states may seek to impose sales tax collection obligations on out-of-state companies which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce, and could adversely affect our ability to derive financial benefit from our commercial activities. Additionally, the imposition of these taxes would force online retailers to manage a more complex transaction processing system.

Government regulation of the Internet and data transmission over the Internet could affect our operations

     Our customers regularly provide us with confidential information, such as personal health information and credit card numbers. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. A recent session of the United States Congress resulted in legislation governing children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

We may face potential liability for invasion of privacy

     We have a policy against using personally identifiable information obtained from users of our online personal service infrastructure without the user's permission. In the past, the Federal Trade Commission has investigated companies that have used personally identifiable information without permission or in violation of a stated privacy policy. If we use this information without permission or in violation of our policy, we may face potential liability for invasion of privacy for compiling and providing information to our corporate customers and strategic partners.

Risks Related to this Offering

Our stock price is likely to continue to be volatile which could result in losses for investors

     The market price for our common stock has been and is likely to continue to be highly volatile, particularly as the market for Internet-related stocks has experienced extreme price and volume fluctuations in recent months. Our stock price could be subject to wide fluctuations as a result of a variety of factors, including factors beyond our control. These include:

     .    actual or anticipated variations in our quarterly operating results;

     . announcements of technological innovations or new products or services by us or our competitors;

     . publicity about our company, our products and services, our competitors, or e-commerce in general;

     .    changes in our financial estimates by securities analysts;

     .    conditions or trends in the Internet and online commerce industries;

     . changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies;

     . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     .    additions or departures of key personnel;

     . release of transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; and

     .    potential litigation.

     In addition, a long-term decline in our stock price would harm our ability to access the public capital market and harm our ability to pursue future business plans such as expansion of our operations or possible acquisitions of complementary businesses, services, products or technologies.

Future sales of shares could affect our stock price

     If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. In particular, if Alpha Venture Capital sells all of the shares we are offering through this prospectus, the market price of our common stock may decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on shares outstanding as of August 31, 2000, upon issuance of all of the shares included in this offering, we will have outstanding 151,042,081 shares of common stock.

                                   DILUTION

     The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent the price per share you pay for the common stock is greater than the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of our outstanding shares of common stock.

     The net tangible book value of our common stock as of June 30, 2000 was $61,673,684 or approximately $1.19 per share. Assuming that -

     . we issued on June 30, 2000 a total of 70,422,535 shares to Alpha Venture Capital under the common stock purchase agreement at $0.71 per share, which is 91% of the closing price for our common stock at August 31, 2000 and reflects Alpha Venture Capital's maximum 9% discount;

     . on June 30, 2000, all warrants held by Alpha Venture Capital following the drawdowns described above were exercised by Alpha Venture Capital for cash at the exercise prices stated in the warrants, assuming the market price of our common stock remained constant at $0.78 per share; and

     . on June 30, 2000 you purchased shares under this prospectus for $0.78 per share, which is the closing price for our common stock on August 31, 2000;

our pro forma net tangible book value as of June 30, 2000 would have been $116,054,164 or $0.91 per share . This would represent dilution of $0.28 per share to existing shareholders on June 30, 2000 and would represent an immediate increase to you of approximately $0.13 per share. The actual dilution may be greater or less than in this example, depending on the actual price you pay for shares, the actual prices at which we issue shares to Alpha

Venture Capital under the common stock purchase agreement and the actual exercise prices of warrants issued to Alpha Venture Capital under the common stock purchase agreement.

     Furthermore, approximately 9,900,000 stock options and warrants will vest within the next five years, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plans, all of which may further dilute our net tangible book value.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "The Offering," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance, and are identified by terminology such as "may," "will," "should," "anticipates," "believes," "plans," "expects," "future," "intends," "estimates," "scheduled" and "potential," and similar expressions. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider the information elsewhere in this prospectus, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable on the date of this prospectus, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by Alpha Venture Capital that it has obtained under the common stock purchase agreement. However, we will receive the sale price of any common stock we sell to Alpha Venture Capital under the common stock purchase agreement and upon the exercise of warrants held by Alpha Venture Capital to the extent it pays the exercise price in cash. We expect to use the proceeds of any such sales for general working capital purposes.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     Since our initial public offering in October 1999, our common stock has traded on the Nasdaq National Market under the symbol "PLRX." The following table provides the range of high and low closing sales prices of our common stock for the periods indicated:

          Fiscal Quarter      High           Low
          --------------      ----           ---

            4th - 1999       $26.00        $14.50
            1st - 2000       $18.25        $ 7.13
            2nd - 2000       $ 6.25        $ 1.47
            3rd - 2000       $ 1.50        $0.438

     Based on information supplied by the transfer agent, as of August 31, 2000 there were approximately 372 record holders of our common stock (not including individual participants in security position listings). As of that date, the closing sale price of our common stock as quoted on The Nasdaq National Market was $0.78.





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                                      -22-

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with, and are qualified by reference to, the Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data set forth below for each of the three years in the period ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the period from March 31, 1995 (inception) to December 31, 1995, and the year ended December 31, 1996 and the balance sheet data as of December 31, 1995, 1996, and 1997 are derived from audited financial statements not included in this prospectus. The statement of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 have been derived from unaudited financial statements included elsewhere in this prospectus. The unaudited statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for the period. The historical results are not necessarily indicative of results that may be expected for any future period. All numbers are in thousands, except per share data.

                          March 31, 1995
                          (inception) to                                          Six Months Ended
                           December 31,          Year Ended December 31,               June 30,
                          -------------------------------------------------------------------------
                               1995     1996    1997      1998       1999       1999       2000
                          ----------   ------  ------    ------     ------     ------     ---------
                                                                                    (unaudited)
Statement of Operations
 Data :
Net revenue:
  e-commerce............       $  --   $  --   $  --  $     --   $  7,856   $    622   $ 15,945
  Sponsorship...........          --      --      --        --      1,143        195      2,263
                               -----   -----  ------  --------   --------   --------   --------
                                  --      --      --        --      8,999        817     18,208
                               -----   -----  ------  --------   --------   --------   --------
Cost of net revenue:
Net revenue:
  e-commerce............          --      --      --        --      7,489        694     15,070
  Sponsorship...........          --      --      --        --        100         35        365
                               -----   -----  ------  --------   --------   --------   --------
                                  --      --      --        --      7,589        729     15,435
                               -----   -----  ------  --------   --------   --------   --------
Gross profit............          --      --      --        --      1,410         88      2,773
                               -----   -----  ------  --------   --------   --------   --------
Operating expenses:
  Marketing & sales.....          --      --      --       907     55,184      9,614     49,342
  Product development...          22       7     113     1,025     12,946      3,254     11,812
  General &
   administrative.......          --     --       23       541      6,448      2,366      4,859

  Amortization of
   Intangible Assets....          --      --      --        --      9,627         --     20,430

  Stock-based
   Compensation.........          --      --     --      1,650     15,647      4,308      7,129
Contract Termination              --      --     --         --         --         --      4,466
                               -----   -----  ------  --------   --------   --------   --------
  Total operating
   expenses.............          22       7    136      4,123     99,852     19,542     98,038
                                -----   -----  ------  --------   --------   --------   --------
Operating loss..........         (22)     (7)  (136)    (4,123)   (98,442)   (19,454)   (95,265)
Interest income.........          --      --     --         38      2,691        399      2,181
Interest expense........          --      --     (1)        (2)    (2,263)    (1,046)      (465)
                               -----   -----  ------  --------   --------   --------   --------
Net loss................       $ (22)   $ (7) $(137)  $ (4,087)  $(98,014)  $(20,101)  $(93,549)
                               =====   =====  =====   ========   ========   ========   ========
Basic and diluted net
  loss per share (1)....          --      --     --   $  (9.12)  $  (7.74)  $  (8.35)  $  (1.97)
                               =====   =====  =====   ========   ========   ========   ========

                          March 31, 1995
                          (inception) to                                          Six Months Ended
                           December 31,          Year Ended December 31,               June 30,
                          -------------------------------------------------------------------------
                               1995     1996    1997      1998       1999       1999       2000
                          -----------  ------  ------    ------     ------     ------    ----------
                                                                                  (unaudited)
Weighted average shares
 used to compute basic
 and diluted net loss
 per share(1)                      --      --      --        448    12,790      2,528       47,551
                           ==========  ======  ======    =======    ======     ======    ==========

                                                                     December 31,                                     June 30,
                                            -------------------------------------------------------------------
                                               1995          1996          1997           1998           1999           2000
                                            ---------       -------      --------       --------       ---------     ---------
                                                                                                                    (unaudited)
Cash and cash equivalents................     $   5         $   5         $  15         $  935         $116,748       $ 50,608
Working capital (deficit)................         3             1           (19)           581          122,595         48,267
Total assets.............................         7             7            36          5,707          338,515        258,013
Borrowings and capital lease
 obligations, long-term..................        --            --            10              2            6,847          6,737
Total stockholders' equity (deficit).....         5             3            (8)         3,469          315,645        229,358

___________________

(1) See Note 10 of Notes to the Financial Statements for an explanation of the determination of the number of shares and share equivalents used in computing per share and pro forma per share amounts.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Some of the statements under this section and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance, and are identified by terminology such as "may," "will," "should," "anticipates," "believes," "plans," "expects," "future," "intends," "estimates," "scheduled" and "potential," and similar expressions. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider the information elsewhere in this prospectus, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable on the date of this prospectus, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

Overview

     PlanetRx.com is an online healthcare destination for commerce, content and community. Our e-commerce website, www.PlanetRx.com, which we launched on March 18, 1999, provides a convenient, private and informative shopping experience for health and personal care products. We offer products in six categories: prescription drugs; non-prescription drugs; personal care; beauty and spa; vitamins, herbs and nutrition; and medical supplies. Our health channels located within the PlanetRx.com website incorporate content that addresses a variety of health-related topics. In addition, we own and operate a network of websites targeting specific healthcare conditions by providing relevant content and a destination for online communities. These condition-specific websites, which include diabetes.com, depression.com, obesity.com, and alzheimers.com, are linked to the PlanetRx.com website.

     We were incorporated in Delaware on March 31, 1995 and were in development stage through December 31, 1998. In March 1999, upon the launch of our website, we began to recognize our initial revenues. In October 1999, we completed our initial public offering. From our inception through the launch of our PlanetRx.com website, we did not generate any sales and our operating activities consisted mainly of developing our business model, constructing our websites and transaction processing system, researching and developing health-related content, recruiting and training employees, gaining necessary funding, negotiating advertising contracts with several of the major Internet portals, building our pharmacy and distribution center and establishing the PlanetRx.com brand name.

     Since launching our PlanetRx.com website, we have continued these activities and, in addition, increased the breadth of our product offerings, expanded our online information resources, developed new, and identified and executed strategic partnerships.

     In September 2000, we restructured our sponsorship agreement with iVillage, Inc. Under the terms of the new agreement, we will continue to be provided with a specific number of advertising impressions through December 31, 2000. In consideration, we agreed to pay iVillage approximately $1.0 million during September through December, 2000. We paid $9.0 million during the year ended December 31, 1999 and recognized $1.1 million and $800,000 in advertising expense and content acquisition expense, respectively, during that same period.

     In July 2000, we signed a definitive agreement with Alpha Venture Capital, Inc., the purchaser of the shares covered by this prospectus, to provide us with up to $50.0 million in additional financing in the form of an equity line subject to certain terms and conditions. See "Common Stock Purchase Agreement." Even if we are able to completely draw on the equity line, we expect that it will be necessary to take additional financing and cost saving steps in order to continue to develop our business.

     In June 2000, we restructured our agreement with pharmacy benefits manager Express Scripts, Inc. Under the new agreement, which eliminates our annual $14.6 million payments to Express Scripts, we paid only the second quarter marketing expenses of $3.7 million, as well as a one-time contract termination fee of $4.3 million. We remain the preferred Internet pharmacy in the Express Scripts network for a period of five years, subject to certain exceptions, with the right to participate in the Express Scripts network for a period of five years, and Express Scripts retains ownership of its 10,269,990 shares of PlanetRx.com common stock.

     In the second quarter of 2000, we reduced our operating expenses, excluding amortization, stock-based compensation and one-time charges, approximately 25% from the prior quarter. This reduction was due primarily to reduced levels of advertising, the reduction of our workforce by approximately 15%, and the reassignment of personnel deemed less critical to our growth.

     In April 2000, Michael Beindorff was appointed Chief Executive Officer and in August 2000 was appointed Chairman of PlanetRx.com.

     In March 2000, the exclusive therapeutic disease state management sponsor on the PlanetRx diabetes.com website voluntarily withdrew one of its diabetes drugs from the market following a request from the US Food and Drug Administration. In addition, in June 2000, the sponsor merged with another pharmaceutical company. These events may negatively impact future sponsorship revenues.

     In December 1999, working through Express Scripts, we entered into a strategic alliance with another pharmaceutical company. Under the terms of the agreement, we are the exclusive sponsor within our unique website for allergy sufferers.

     In October 1999, we completed our initial public offering of 6,900,000 shares (including the exercise of the underwriter's overallotment option) at a price of $16.00 per share. We received net cash proceeds of approximately $101.0 million, after underwriting discounts and offering costs.

     In October 1999, we completed a series of agreements with Express Scripts, Inc. and its wholly owned subsidiary, YourPharmacy.com. We issued 10,369,990 shares of our common stock, valued at approximately $168.0 million, to Express Scripts, in exchange for selected assets totaling $86,000 and liabilities totaling $3.4 million of YourPharmacy.com. The total purchase price of approximately $193.5 million also consisted of the estimated fair value of 1,810,019 options to purchase our common stock in exchange for outstanding YourPharmacy.com options, as well as direct acquisition costs. The allocation of the purchase price resulted in an excess purchase consideration over tangible net liabilities of approximately $193.4 million, which has been allocated to intangible assets being amortized over 5 years. We amortized approximately $8.4 million for the year ended December 31, 1999, and expect to amortize $38.7 million in 2000, 2001, 2002 and 2003, and $30.3 million in 2004. Results of operations for YourPharmacy.com have been included with ours for periods subsequent to the date of acquisition.

     In September 1999, we entered into a three-year content license agreement with iVillage, Inc. Under the terms of the agreement, we will be provided with rights to certain online content. In consideration, we agreed to pay approximately $7.5 million. In addition, to further enhance the strategic relationship between iVillage and us, we issued 371,103 shares of series D preferred stock to iVillage for aggregate consideration of $7.5 million.

     In December 1998, we entered into a marketing agreement with America Online. This agreement terminated on August 31, 2000. We paid $9.0 million in 2000 and 1999 related to this marketing agreement.

     To date, we have entered into a number of intellectual property acquisitions and strategic agreements and have focused on increasing the number of visitors to our websites and increasing our sales volume. In December 1998, we issued approximately 198,000 shares of common stock to an employee for services rendered in connection with the acquisition and transfer of domain names. We recorded the estimated fair value of the stock of $614,000 as a prepaid asset, and reclassified such amount to intangible assets upon the transfer of such names in January 1999. The fair value of the stock is being amortized as stock-based compensation expense over the estimated useful life, which is deemed to be two years. In June 1999, we issued approximately 342,000 shares of common stock to a company affiliated with an employee for additional domain names. We recorded the estimated fair value of the stock of $3.8 million as an intangible asset. The fair value of the stock is being amortized as stock-based compensation expense over the estimated useful life, which is deemed to be two years. We are currently incorporating these domain names into the PlanetRx.com community.

Net Revenue

     e-commerce. e-commerce net revenue consists of product sales and charges to customers for outbound shipping and is net of allowances for product returns and promotional discounts. We recognize e-commerce revenue when products are shipped.

     Sponsorship. Sponsorship net revenue includes payments from third parties in exchange for our identification of those parties within the sponsored website areas. Sponsorship revenue is recognized ratably over the related period.

Cost of Net Revenue

     e-commerce. Cost of e-commerce net revenue consists primarily of the costs of products sold to customers and costs of outbound and inbound shipping. Our e-commerce gross margins will fluctuate in the future and will be affected by promotional discounts, mix of products sold and sales allowances.

     Sponsorship. Cost of sponsorship net revenue consists primarily of amounts paid to the former owners of Internet domain names that have been incorporated into certain PlanetRx.com communities. These amounts are typically a percentage of sponsorship revenue generated in connection with the corresponding community and are generally capped at a specific dollar amount. Cost of sponsorship net revenue also includes certain Internet access fees and certain online hosting charges.

Operating Expenses

     Marketing and Sales. Marketing and sales expenses consist primarily of advertising and promotional expenditures, costs of product distribution, including order processing, credit card commission fees, equipment and supplies, as well as payroll related expenses.

     Product Development. Product development expenses consist primarily of payroll-related expenses for website development and information technology personnel, certain Internet access fees, certain online hosting charges and costs associated with creating and purchasing editorial and licensed content.

     General and Administrative. General and administrative expenses consist primarily of payroll-related expenses for executive and administrative personnel, corporate facility expenses, professional services expenses, travel and other general corporate expenses.

Results of Operations --Six Months Ended June 30, 1999 and 2000

Net Revenue

     Net revenues were $817,000 and $18.2 million for the six months ended June 30, 1999 and 2000, respectively. E-commerce revenues were $622,000 and $15.9 million and sponsorship revenues were $195,000 and $2.3 million for the six months ended June 30, 1999 and 2000, respectively.

Cost of Net Revenue

     Cost of revenues were $729,000 and $15.4 million for six months ended June 30, 1999 and 2000, respectively. We had negative gross margins on e-commerce of 12% for the six months ended June 30, 1999 and positive gross margins on e-commerce of 5% for the six months ended June 30, 2000. We expect that our e-commerce margins will fluctuate in the future as we continue with our customer acquisition programs. Our sponsorship margin was 82% and 84% for the six months ended June 30, 1999 and 2000, respectively.

Operating Expenses

     Marketing and Sales. For the six months ended June 30, 1999, marketing and sales expense was $9.6 million as compared to $49.3 million for the six months ended June 30, 2000. This increase is due primarily to costs relating to marketing and promotional campaigns and increased headcount.

     Product Development.   For the six months ended June 30, 1999, product
development expense was $3.3 million as compared to $11.8 million for the six months ended June 30, 2000. This increase is related to the maintenance of our websites and internal systems and related increased headcount.

     General and Administrative. For the six months ended June 30, 1999, general and administrative expenses were $2.4 million as compared to $4.9 million for the six months ended June 30, 2000. This increase is primarily related to increases in headcount and increases in professional service fees.

     Amortization of Intangible Assets. Amortization of intangible assets was $20.4 million in the first half of 2000. The amortization recorded is attributable to the amortization of intellectual property related to domain names and intangible assets resulting from the purchase of selected assets and liabilities of YourPharmacy.com in October 1999. The fair value of the intangible assets associated with the domain names is amortized over their estimated useful lives, which is two years, while the intangible assets associated with YourPharmacy.com are being amortized over five years.

     Stock-Based Compensation. We recorded additional deferred stock-based compensation of approximately $3.8 million during the six months ended June 30, 2000, in connection with stock options granted during the period. Our stock-based compensation expense totaled $7.1 million for the six months ended June 30, 2000 as compared to $4.3 million for the corresponding period of 1999. The remaining deferred stock compensation balance of approximately $15.3 million will be amortized through 2004.

     Interest Income and Expense. Interest income consists of earnings on our cash, cash equivalents, and marketable securities and interest expense consists of interest associated with our notes payable, borrowings, and capital lease obligations. Interest income, net of interest expense, for the six months ended June 30, 2000 increased over the corresponding periods of 1999 due to higher interest-bearing asset balances in 2000.

Results of Operations -- Fiscal Years Ended December 31, 1998 and 1999

Net Revenue

     We commercially launched the PlanetRx.com website on March 18, 1999. Prior to our launch, we generated no net revenue. Net revenues for the year ended December 31, 1999 were $9.0 million. Of this amount, $7.9 million, or 87%, was e-commerce revenue and $1.1 million, or 13%, was sponsorship revenue. We recognize revenue from product sales, net of allowances for coupons, discounts and estimated returns, when the product is shipped from our warehouse to the customer. Outbound shipping and handling charges, which are charged to the customer, are included in net revenue. We provide an allowance for sales returns, based on historical experience, in the period revenues are recognized. Payment for product sales is generally made by credit card. We recognize sponsorship revenue ratably over the related service period.

Cost of Net Revenue

     Our cost of net revenue for the year ended December 31, 1999 was $7.6 million. Our gross margin that period was 16%. Prior to our commercial launch of our PlanetRx.com website on March 18, 1999, we generated no costs of net revenue.

     E-commerce. Our cost of net revenue resulting from e-commerce for the year ended December 31, 1999 was $7.4 million resulting in a gross margin on e-commerce of 5% for the period. Cost of e-commerce net revenue consists primarily of the costs of products sold to customers and costs of outbound and inbound shipping. We

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expect that our e-commerce margins will fluctuate in the future as we continue with our customer acquisition programs.

     Sponsorship. Our cost of net revenue resulting from sponsorship for the year ended December 31, 1999 was $100,000 resulting in a gross margin on sponsorship of 91%. Cost of sponsorship net revenue consists primarily of amounts paid to the former owners of Internet domain names that have been incorporated into some of our PlanetRx.com communities. These amounts are typically a percentage of sponsorship revenue generated in connection with the corresponding community and are generally capped at a specific dollar amount. Cost of sponsorship net revenue may also include Internet access fees and online hosting charges. We expect that the cost of sponsorship revenue will increase in absolute dollars to the extent that our sponsorship revenue increases.

Operating Expenses

     Marketing and Sales. Marketing and sales expenses increased from approximately $900,000 for the year ended December 31, 1998 to approximately $55.2 million during the year ended December 31, 1999. Marketing and sales expenses consist primarily of advertising and promotional expenditures, costs of product distribution, including order processing, credit card commission fees, equipment and supplies, as well as payroll-related expenses. The year-to-year increases are due primarily to costs relating to marketing and promotional campaigns as well as costs related to order processing and distribution and growth in headcount. We expect that as our e-commerce revenue increases and as we continue to focus on aggressively marketing the PlanetRx.com brand, our marketing and sales expenses will increase in absolute dollars.

     Product Development. Product development expenses were $1.0 million for the year ended December 31, 1998 compared to $12.9 million for the year ended December 31, 1999. Product development costs, consisting primarily of payroll-related expenses for website development and information technology personnel, Internet access fees, online hosting charges and costs associated with creating and purchasing editorial and licensed content, are expensed as incurred, except for certain software development costs. In January 1999, we adopted Statement of Position 98-1, which requires development costs associated with internal use software to be charged to operations until certain capitalization criteria are met. There was no significant impact on our financial position or operating results due to this adoption. The year-to-year increases are related to the expansion of our websites and system development and related increased headcount. We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, we expect product development expenses to increase in absolute dollars.

     General and Administrative. General and administrative expenses were $500,000 for the year ended December 31, 1998 compared to $6.4 million for the year ended December 31, 1999. General and administrative expenses consist primarily of payroll-related expenses for executive and administrative personnel, corporate facility expenses, professional service expenses, travel and other general corporate expenses. The year-to-year increases are primarily related to increases in headcount, professional service fees, and facilities costs. We expect general and administrative expenses to increase in absolute dollars as we expand our staff and incur additional costs related to the anticipated growth of our business.

     Amortization of Intangible Assets. Amortization of intangible assets was $9.6 million for the year ended December 31, 1999. Prior to 1999, we had recorded no amortization of intangible assets. The amortization recorded in 1999 is attributable to the amortization of intellectual property related to domain names acquired in 1998 and 1999 and intangible assets resulting from the purchase of selected assets and liabilities of YourPharmacy.com. The fair value of the intangible assets associated with the domain names is amortized over their estimated useful lives, which is deemed to be two years, while the intangible assets associated with YourPharmacy.com are being amortized over five years.

     Stock-Based Compensation. We recorded total deferred stock-based compensation of approximately $4.6 million for the year ended December 31, 1998 and approximately $33.1 million for the twelve months ended December 31, 1999. Our resulting amortization of deferred stock-based compensation totaled approximately $900,000 and $11.3 million for the years ended December 31, 1998 and 1999, respectively. Our deferred compensation of approximately $25.5 million will be amortized through 2004.

     Interest Income and Expense. Interest income was $38,000 for the year ended December 31, 1998 compared to $2.7 million for the year ended December 31, 1999. Interest income consists of earnings on our cash and cash equivalents and short-term investments, and the year-to-year increase relates to higher average balances in these asset accounts. Interest expense was $2,000 for the year ended December 31, 1998 compared to $2.3 million for the year ended December 31, 1999. Interest expense consists of interest associated with our notes payable, borrowings and capital lease obligations. As of December 31, 1998 and December 31, 1999 the balance outstanding under our interest-bearing liabilities was approximately $600,000 and $7.3 million, respectively.

     Interest expense also includes the non-cash amortization of prepaid debt issuance costs associated with a warrant and purchase option issued during 1999 in connection with one of our financing arrangements. The warrant and purchase option provided for the purchase of up to 716,000 shares of our series B preferred stock for approximately $5.00 per share. During 1999, we recorded approximately $1.8 million as the fair value of the warrant and purchase option and recognized non-cash interest expense of approximately $1.8 million.

     Income Taxes. At December 31, 1999, we had a fully reserved deferred tax asset of $23.9 million. We have incurred losses from inception through December 31, 1999 and believe, based upon the history of such losses and other factors, that the weight of available evidence indicates that it is more likely than not that we will not be able to realize our deferred tax assets and thus a full valuation reserve has been recorded through December 31, 1999. See Note 6 of Notes to Financial Statements.

Results of Operations -- Fiscal Years Ended December 31, 1997 and 1998

Net Revenue and Cost of Net Revenue

     Prior to the launch of our PlanetRx.com website on March 18, 1999, we did not generate any net revenue, nor did we incur any related cost of net revenue.

Operating Expenses

     Marketing and Sales. Marketing and sales expenses increased from $0 during the year ended December 31, 1997 to $907,000 during the year ended December 31, 1998. These expenses consisted primarily of the costs of recruiting marketing and sales personnel which were incurred after July 1, 1998.

     Product Development. Product development expenses increased from $113,000 during the year ended December 31, 1997 to $1.0 million during the year ended December 31, 1998. The increase is related to increased development activities and increased headcount to develop content and technology for our websites.

     General and Administrative. General and administrative expenses increased from $23,000 during the year ended December 31, 1997 to $541,000 during the year ended December 31, 1998. Prior to July 1, 1998, general and administrative expenses primarily consisted of facilities expenses and professional services to
support the development staff.   During the year ended December 31, 1998, we
began to build our administrative staff and incurred increased general business expenses in connection with our company-wide expansion.

     Interest Income and Expense. As of December 31, 1998, the balance outstanding under our interest-bearing liabilities was $600,000. We had no substantial interest bearing assets and only minor interest bearing liabilities during the year ended December 31, 1997.

Liquidity and Capital Resources

     PlanetRx.com invests excess cash predominantly in debt instruments that are highly liquid, of high-quality investment grade, and predominantly have maturities of less than one year with the intent to make such funds readily available for operating purposes. Prior to our initial public offering, which closed in October 1999 and provided net proceeds of approximately $101.0 million, we financed our operations primarily through private sales of convertible preferred stock and common stock. At June 30, 2000, we had cash and cash equivalents and investments in marketable debt securities totaling $50.6 million compared to $116.7 million at December 31, 1999.

     Net cash used in operating activities was $57.0 million during the six months ended June 30, 2000, primarily a result of quarterly net losses as well as an increase in inventories, partially offset by decreases in prepaid expenses and other assets, increases in accounts payable and accrued expenses, and non-cash charges for depreciation and amortization. Net cash used in operating activities was $15.2 million during the six months ended June 30, 1999 primarily as a result of net losses as well as increases in prepaid expenses, partially offset by increases in accounts payable, accrued expenses, and non-cash charges for depreciation and amortization.

     Net cash provided by investing activities was approximately $53.9 million during the six months ended June 30, 2000, primarily consisting of the sale of short-term investments partially offset by the acquisition of equipment and systems, including computer and warehouse equipment. Net cash used in investing activities was $2.4 million during the six months ended June 30, 1999, primarily consisting of purchases of property and equipment, including computer equipment, software, and furniture and fixtures.

     Net cash provided by financing activities was approximately $2.1 million during the six months ended June 30, 2000, and primarily consisted of net proceeds from equipment financing. Net cash provided by financing activities was $79.4 million during the six months ended June 30, 1999, and primarily consisted of net proceeds of $77.8 million from the issuance of convertible preferred stock.

     As of June 30, 2000, our principal commitments consisted of obligations outstanding under operating leases and marketing agreements with certain web portals aggregating approximately $33.0 million through 2005. In July 2000, we paid our $8 million commitment to ESI and in August 2000 we terminated our agreement with AOL eliminating $6.0 million in future commitments.

     In July 2000, we signed a common stock purchase agreement for up to $50.0 million in equity financing from Alpha Venture Capital Inc., the purchaser of the shares relating to this prospectus. See "Common Stock Purchase Agreement." We anticipate that draws under this agreement will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. However, there is no assurance that we will be able to meet the conditions required for drawing funds from the equity line, and currently expect that we may need to raise additional funds. If we cannot draw down all $50.0 million under the agreement, we expect our available cash resources will meet our requirements for only the next 6 months. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

Recent Accounting Pronouncements

     In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements. SAB 101 is effective for the fourth quarter of years ending after December 31, 1999. We will adopt SAB 101 in the quarter ending December 31, 2000 and do not expect such adoption to have a significant impact on our results of operations, financial position or cash flows.

     In March 2000, the Emerging Issues Task Force released Issue No. 00-02, "Accounting for Website Development Costs". EITF 00-02 is effective for all fiscal quarters beginning after June 30, 2000. EITF 00-02 discusses the capitalization criteria regarding website development costs. We adopted EITF 00-02 in the quarter ending September 30, 2000 and such adoption has not had a significant impact on our results of operations, financial position or cash flows.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". The interpretation is intended to clarify certain issues that have arisen in practice since the issuance of APB 25. We adopted the Interpretation on July 1, 2000 and such adoption has not had a significant impact on our results of operations, financial position or cash flows.

     In July and September 2000, the Emerging Issues Task Force released Issue No. 00-10 ("EITF 00-10"), "Accounting for Shipping and Handling Revenues and Costs". EITF 00-10 notes that amounts billed, if any, for shipping and handling should be included in revenue. If shipping and handling costs are significant and are not included in cost of sales, a company should disclose both the amount of such costs and which line item on the income statement includes that amount. EITF 00-10 is effective for our fourth quarter of 2000. We will adopt the pronouncement in the quarter ending December 31, 2000, and do not expect such adoption to have a significant impact on our results of operations, financial position, or cash flows.

     In May 2000, the Emerging Issues Task Force released Issue No. 00-14
("EITF 00-14"), "Accounting for Certain Sales Incentives". EITF 00-14 is effective for our fourth quarter of 2000. We will adopt the pronouncement in the quarter ending December 31, 2000, and do not expect such adoption to have a significant impact on the Company's results of operations, financial position, or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

     We have assessed our vulnerability to certain market risks, including interest rate risk associated with financial instruments included in cash, cash equivalents and short-term investments. Due to the short-term nature of these investments and our investment policies and our procedures, we have determined that the risk associated with interest rate fluctuations related to these financial instruments does not pose a material risk to us.

                                   BUSINESS

PlanetRx.com

     PlanetRx.com is an online healthcare destination for commerce, content and community. Our e-commerce website, www.PlanetRx.com, which we launched on March 18, 1999, provides a convenient, private and informative shopping experience for health and personal care products. We offer products in six categories: prescription drugs; non-prescription drugs; personal care; beauty and spa; vitamins, herbs and nutrition; and medical supplies. Our health channels located within the PlanetRx.com website, incorporate content that addresses a variety of health-related topics. In addition, we own and operate a network of websites targeting specific healthcare conditions by providing relevant content and a destination for online communities. These condition-specific websites, which include diabetes.com, depression.com, obesity.com, and alzheimers.com, are linked to the PlanetRx.com website.

     In October 1999, we acquired the e-commerce operations of Express Scripts' YourPharmacy.com and became the online pharmacy for Express Scripts, one of the three largest pharmacy benefit managers in the U.S. with over 36 million covered lives. In October 1999, we completed our initial public offering.

Industry Background

The Internet and Online Commerce

     The unique characteristics of the Internet provide a number of advantages for online retailers. Without the physical constraints faced by traditional retailers, online retailers are able to carry a larger number of products at a lower cost and with greater merchandising flexibility. Additionally, they can assist the consumer's purchase decision by providing relevant information and enabling consumers to shop at their convenience by remaining open 24 hours a day, seven days a week. Online retailers can also provide personalized services and use direct marketing efforts based on information provided by customers.

     While the Internet provides the ability to display professionally-created content, it can also be used to create forums where Internet users with similar interests and concerns can interact with each other. Often the most relevant information to Internet users is generated by other users. However, most websites, including those of most online retailers, do not provide a forum for users to interact in a community environment and to access content created by others. As a result, we believe that there is a significant unfulfilled demand for these online communities, especially in connection with health and wellness.

The PlanetRx.com Market

     Our market consists of prescription drugs, non-prescription drugs, personal care products, beauty and spa, vitamins, herbs and nutrition and medical supplies. To date, these products have been sold primarily through chain drugstores such as CVS, Eckerd, RiteAid and Walgreen's, mass market retailers such as Kmart, Target and Wal-Mart, supermarkets, warehouse clubs, mail-order companies and independent drugstores and pharmacies. However, a significant number of consumers are beginning to use the Internet to shop for healthcare products.

     Prescription Drugs. This segment includes prescription medication for chronic illnesses, such as diabetes, depression and arthritis. We believe that online demand for these chronic illness products will increase as the Internet-enabled baby boomer generation ages and as new and improved drugs are introduced to the market.

     Non-Prescription Drugs. This segment includes over-the-counter remedies (such as cough, cold, allergy and pain relief medications), first aid and other products related to the body's health needs.

     Personal Care. This segment includes products related to hair, body and eye care, shaving, oral hygiene and feminine needs.

     Beauty and Spa. This segment includes cosmetics, fragrances and a variety of skin care products. Some of the factors driving consumer demand for beauty and spa products include regular and seasonal new product introductions, as well as changing fashion trends.

     Vitamins, Herbs and Nutrition. This segment includes vitamins, herbs, nutritional supplements, homeopathy and other natural products. We believe that consumers are increasingly interested in nutrition, wellness and alternative medicines and that supplemental product information is important to these consumers in making purchasing decisions.

     Medical Supplies. This segment includes medical diagnostic kits, such as home pregnancy and AIDS tests, and medical supplies, such as glucose strips for diabetics, that are complementary to prescriptions. Many people with chronic conditions who take regular prescriptions also use medical supply products.

Limitations on Traditional Channels of Distribution

     We believe that the use of the Internet to research and purchase healthcare-related products is growing as a result of the limitations of traditional channels for prescription drugs, non-prescription drugs, personal care products and medical supplies. These limitations include the following:

     Inconvenience. We believe that many consumers find the experience of shopping at traditional drugstores and pharmacies to be time-consuming and inconvenient due to factors such as store location and layout, as well as hours of operation, lack of privacy and level of customer service.

     Limited Selection. Consumers appreciate the opportunity to select from a variety of products to meet their particular needs. At most traditional stores, though, the number of SKUs and the amount of product inventory is limited. Traditional store-based retailers are constrained by the physical space available in the store, inventory carrying costs and the need to allocate inventory dollars to popular products, thereby limiting selection for consumers.

     Insufficient Information. Traditional drugstores and pharmacies often lack readily available and detailed information useful to consumers in making their purchase decisions. Moreover, consumers' access to physicians and pharmacists to meet these information needs is increasingly limited.

     Lack of Community. We believe that consumers of healthcare products desire to share their experiences with, and to learn from the experiences of, others. The traditional retail store does not provide a forum for this type of interaction.

     Due to these limitations, we believe there is a significant market opportunity for an online store that offers convenient access to prescription drugs, non-prescription drugs, personal care products and medical supplies and that provides relevant information and the ability to interact with others in a community environment.

The PlanetRx.com Solution

     PlanetRx.com is an online healthcare destination for commerce, content and community. We address the limitations of traditional drugstores and pharmacies through a combination of an extensive product selection, excellent customer service, professionally-created content and the development of online communities focused on health-related topics. The key components of our solution include:

     Convenient Shopping Experience. We provide consumers with a shopping interface that is available 24 hours a day, seven days a week. We allow consumers to shop quickly and conveniently from anywhere Internet access is available. For example, a customer can store his or her prescription history and other relevant medical information, as well as create personalized shopping lists for quick and easy reordering.

     Selection. We offer a broad selection of healthcare-related products that would be impractical to stock in most traditional stores. We offer both traditional drugstore items as well as health, beauty and wellness products, including alternative-care products.

     Information. We provide a broad array of healthcare resources that helps consumers find answers to their critical healthcare questions and make informed purchasing decisions. Consumers can either access our information through our PlanetRx.com or satellite websites or can contact us directly by phone or e-mail. Our content is maintained and updated by our in-house editorial team.

     Online Communities. We believe that the ability of people to share their experiences and to support one another is increasingly important to the management of their medical conditions. To meet this need, we provide interactive forums hosted on our satellite websites organized around specific chronic health conditions. Our satellite websites have the same look and feel as the PlanetRx.com website and can be accessed directly or through the PlanetRx.com website. These websites include diabetes.com, depression.com, obesity.com and alzheimers.com. We provide professionally-created content, including links to experts and articles about each of these conditions, and forums where users can interact. Our websites allow consumers to quickly link to the relevant product and purchase it on PlanetRx.com.

     In addition, health channels on the PlanetRx.com website are one-stop guides for specific healthcare conditions and demographic groups. For example, our Women's Health eCenter provides information on menopause, breast cancer, osteoporosis and pregnancy, as well as related information on prescriptions and alternative care for these conditions.

The PlanetRx.com Strategy

     Our objective is to become the leading Internet healthcare destination for commerce, content and community. We intend to attract new customers, develop customer loyalty and promote repeat purchases by implementing the following strategies:

     Continue to Build Premier Content and Websites. As part of our commitment to consumers, we endeavor to provide a secure and private forum in which to communicate and share ideas. We will continue to develop our network of satellite destination sites, such as diabetes.com, and health channels, such as our Weight Loss Channel, all of which provide a wealth of information to, and a forum for, consumers with similar health concerns. We believe that this combination of content and community will attract repeat users and offer us additional sponsorship revenue opportunities.

     Maintain an Independent Distribution Center and Pharmacy. We maintain our own distribution center, which is only minutes away from our primary supplier, McKesson, and our primary shipping agents, FedEx and the USPS Priority Air center. Moreover, we operate our own pharmacy with licensed pharmacists and are licensed to ship prescription products in all U.S. states and territories. By operating our own distribution center and pharmacy, we are able to maintain strict control over logistics, provide excellent customer service and offer reliable and prompt delivery.

     Utilize Technology to Improve the Customer Shopping Experience. We intend to use technology to continuously enhance our product and service offerings and take advantage of the unique characteristics of online retailing. Among other technology objectives, we intend to develop features that enhance the look and feel of our websites and further customize the shopping experience. Additionally, we intend to strengthen our Internet infrastructure by building our own data center and leasing additional capacity to maintain speed and reliability.

     Continue to Develop Strategic Relationships to Further Revenue Opportunities. We will continue to develop strategic relationships in order to increase our revenue opportunities and build our reputation as a leading online healthcare destination. For example, we will seek to develop relationships or partner with:

     . content and commerce portals and online service providers to drive traffic to our website;

     . pharmacy benefit managers and managed care organizations to increase payment alternatives for our prescription drug customers;

     . pharmaceutical manufacturers to sponsor our various satellite sites focused on chronic conditions; and

     . hospital organizations in order to market directly to their patient and doctor populations;

The PlanetRx.com Healthcare Destination

     Consumers visiting our website can purchase a wide variety of healthcare-related products; receive relevant, personalized information addressing their healthcare concerns; and interact with other consumers on a broad range of health issues.

Commerce

     Convenience and Personalization. We strive to offer a personalized and convenient shopping experience for our customers. Advantages of our online store include:

     . access 24 hours a day, seven days a week from anywhere Internet access is available;

     .    direct shipping to the customer;

     .    online search capabilities for products and information;

     . the ability to store product preferences in the My Shopping List area of the PlanetRx.com website, which allows customers to quickly purchase or reorder these products;

     . the ability to store a customer's prescription history, as well as those of family members, in a secure and confidential environment; and

     .    the ability to view order-tracking information on our website.

     Selection. Because we do not have the same inventory and shelf-space limitations as traditional retail stores, we are able to offer a significantly greater number of SKUs than are generally available in a traditional drugstore. We offer over 11,000 SKUs of traditional and alternative healthcare related products in the following market segments:

     .    prescription drugs;

     .    non-prescription drugs;

     .    personal care;

     .    beauty and spa;

     .    vitamins, herbs and nutrition; and

     .    medical supplies.

     Customer Communication and Privacy. We provide personalized information to our customers on a confidential basis through:

     . e-mail reminders to our customers when their supply of a prescription or non-prescription product is about to run out, allowing them to order a replacement product or a prescription refill;

     . newsletters and notices of special offers and new product announcements;

     .    customer service through our customer service department;

     . a high level of privacy when purchasing products that reveal personally-sensitive aspects of their health, and the ability to ask questions that they would otherwise be uncomfortable asking in a traditional drugstore or pharmacy; and

     . a secure environment for the storage of a customer's medical, purchasing and payment information.

Content

     As individuals increasingly turn to the Internet to address their healthcare needs, we believe that up-to-date, unbiased content in an easy-to-understand format is essential to informed healthcare decisions. Our websites provide in-depth information on over 100 disease categories helping consumers find answers to critical healthcare questions. We provide information on symptoms, diagnosis, treatments and alternative care for many conditions. Our content includes material developed internally as well as material licensed from outside sources, such as iVillage and Reuters News. The information is maintained and updated by our in-house editorial.

     Package Information. We are developing the capability to allow consumers to view almost every product on our website in an expanded format where all package information, including ingredients, directions and warnings, can be read next to an enlarged photograph of the product.

     Drug and Interaction Information. We provide information to help consumers understand generic drug alternatives and dangerous drug interactions. Consumers can access our drug information library directly at the PlanetRx.com website.

     Health Answers. Through our Health Answers feature, users can search for information on common healthcare conditions and can link to products for their well being, including drug therapies, alternative treatments and self care and prevention.

Community

     We currently have 33 Health eCenters on the PlanetRx.com website organized around specific chronic health conditions and targeted demographic groups, such as women, seniors and children. This enables us to focus on the needs of a particular group, combining the content, commerce and community relevant to each group's health needs. For example, our Women's Health eCenter provides news and information on menopause, breast cancer, osteoporosis and pregnancy, as well as additional information related to prescriptions and alternative care for these conditions.

     Some of these eCenters are built around intuitive domain names for chronic healthcare conditions and have a similar look and feel to the PlanetRx.com website. Today, diabetes.com, depression.com, obesity.com, alzheimers.com, cholesterol.com, arthritis.com, breast.cancer.com and weightloss2000.com are operational. These sites have in-depth content and clinical information and provide articles and expert advice about each of these conditions. They also contain product links to both traditional and alternative medicines so that consumers can quickly link to the relevant product and purchase it on the PlanetRx.com website.

     We will continue to enter into strategic relationships with pharmaceutical manufacturers to sponsor our various satellite sites focused on chronic conditions. For example, a major pharmaceutical company is the exclusive therapeutic disease state management sponsor for our allergy website. Under the terms of a multi-year agreement, the disease state management sponsor is responsible for supplying content to the satellite website related to a particular disease, and we receive guaranteed minimum payments and content for the website. Disease state management programs are designed to improve patient outcomes through education and drug compliance. The disease state management sponsor provides information about a particular disease, including treatment, care, products and alternatives, thus enabling those afflicted with the disease to better manage their condition.

     Listed below are our domain names:

     acne.com                          infertility.com
     aids.com                          nursing.com
     alzheimers.com                    obesity.com
     anorexia.com                      osteopathy.com
     arthritis.com                     parkinsons.com
     birth.com                         pharmacist.com
     cancer.com                        physicians.com
     cholesterol.com                   podiatry.com
     depression.com                    pollenwatch.com
     diabetes.com                      prenatal.com
     epilepsy.com                      rxnet.com
     fertility.com                     sportsdoc.com
     hepatitis.com                     stroke.com
     hypertension.com                  weightloss2000.com
     impotence.com

Our Pharmacy

     The PlanetRx.com pharmacy is staffed 24 hours a day, seven days a week with experienced pharmacists. The pharmacists' goal is to provide our customers with the best personal care supplemented by a high degree of support. In addition to being licensed, each of our pharmacists is trained to provide excellent personal service for our customers. All of our pharmacists are members of the American Pharmaceutical Association. Our pharmacy is licensed to ship prescription products in all U.S. states and territories. In addition, we are certified by the National Association of Boards of Pharmacy's Verified Internet Pharmacy Practice Sites program. This program aims to set the standards for Internet pharmacies as well as to inform the public of those websites that have agreed to comply with such standards. Our pharmacy is located within our distribution facility in Memphis, Tennessee, enabling each customer's prescription to be shipped the same day it is filled.

Filling Prescriptions

     We only accept prescriptions that we can verify as being written by licensed healthcare providers. We do not prescribe medications or give medical advice. Our focus is on dispensing medications and providing information to our customers.

     Accepting Prescriptions. Our customers can initiate the prescription process by ordering online from our pharmacy. The customer can direct their physicians to call or fax their prescriptions to us or they can mail their written prescription directly to PlanetRx.com. Additionally, our customers can easily transfer an existing prescription from their current pharmacy to PlanetRx.com.

     Verifying Prescriptions. Our pharmacists are required to verify the validity and completeness of prescription drug orders utilizing the same methodology as traditional drugstore pharmacists. This may include contacting the physician or another retail pharmacist. Once the prescription is verified, the order generally is filled and shipped the same day.

     Drug Utilization Review. To use our prescription drug services, all customers are asked to provide our pharmacists with information regarding drug allergies, current medical conditions and other medications they are taking. Our pharmacists use an extensive database to crosscheck every prescription received against the information we receive from the customer for any drug allergies, therapeutic overlap, overuse/underuse, and drug/food or drug/drug interactions.

     Consultation. Our pharmacists are available to answer questions by phone 24 hours a day, seven days a week. As required by law, we make follow-up phone calls to customers to offer them consultation on new prescriptions. In addition, our pharmacy provides a package insert with a toll-free number that gives the customer information as to dosage instructions, potential drug interactions and storage.

Payment

     Customers may pay for their prescriptions either by credit card or electronic check or by entering insurance information that shows that they are covered by a managed care organization, insurance plan or pharmacy benefit manager with whom we have a contract. To date, most of the prescriptions filled have been for customers who pay for the entire amount of the prescription.

Marketing and Promotion

     Our marketing and promotion strategy is designed to drive customer traffic to our online store, add new customers, build strong customer loyalty, encourage repeat purchases and develop additional revenue opportunities.

     Our advertising and promotion campaigns target both online and offline audiences. To date, our online advertising efforts have been concentrated on leading Internet portals, health-related websites, and other high traffic websites.

     We have used traditional off-line marketing and promotion efforts, including network and cable television advertising, national radio advertising, special product promotions and promotional press releases.

     In June 1999, we entered into an agreement with News America Incorporated, one of the world's largest media companies and operator of the Fox Entertainment Group. This agreement provides that, in exchange for an equity position, News America Incorporated provides us with a combination of cash and future television and other traditional media advertising.

     In September 1999, we entered into a three-year sponsorship agreement with iVillage Inc. under which we became iVillage's exclusive online retailer for prescription drugs, over-the-counter medications and vitamins. In addition, we entered into a content license agreement for access to iVillage health, wellness, beauty and fitness content. iVillage also made an equity investment in PlanetRx.com, in which we issued 371,103 shares of series D preferred stock for aggregate consideration of $7.5 million in cash.

     We have also created an affiliate program, which encourages website owners to become part of our registered affiliate network and earn a fee on non-prescription products, based on the volume of customers and related revenue generated via their link to our website. We intend to continue to use these types of programs to drive traffic to our website and to increase the growth rate of repeat customer purchases.

     To create value for our customers, and to encourage initial and repeat purchases, we utilize aggressive online promotions. Using our technology, we have the ability to create and change web pages frequently to highlight product specials and special promotions. We notify our customer base via e-mail of upcoming promotions. We also target other mail lists with our promotions. We believe this provides us with an excellent opportunity to increase traffic on our websites and promote repeat purchases while adding new customers.

Merchandising

     We believe that the breadth and depth of our product selection, combined with the flexibility of our online store and our range of helpful and useful shopping services, enables us to pursue an effective merchandising strategy. Key elements of this strategy include:

     Convenient and Fast Access to a Wide Variety of Products. Our online store and advanced search capabilities allow our customers to browse our extensive product selections by brand, product type, product categories and price, as well as by any combination of these attributes. For example, our customers can search for all pain relievers or for specific products, such as Tylenol for Children, without having to consult with store personnel or to search through traditional store aisles and shelves.

     Extensive Product Information. A key part of our merchandising strategy is to provide our customers with extensive information to help them make informed purchase decisions. In addition, we combine product manufacturer information with editorial information to assist our customers in their product selection and purchase decision.

     Product Promotions. We feature multiple promotions on our store and continually update and rotate our promotions. We also notify our customers of product promotions via e-mail.

     Product Samples. From time to time we provide free non-prescription product samples to our customers, and often do so with new products to introduce our customers to them. We intend to offer manufacturers the opportunity to provide free non-prescription samples to our customers as a means of introducing new products.

Distribution and Order Fulfillment

     We believe that operating our own distribution center and pharmacy is critical to our strategy of providing quality customer service. Our distribution center and pharmacy is located in Memphis, Tennessee.

     Our primary supplier, McKesson, is also located in Memphis, allowing us to maintain reasonable inventory levels based on just-in-time deliveries.

     The location of our distribution center allows us to take advantage of FedEx's major hub operations and the USPS Priority Mail Air Center, which are also located near our distribution center. This allows us to take orders and make same day shipments for orders received up to 11pm Central Standard Time
(CST) for FedEx, and 7pm CST for USPS. We believe the majority of our orders can reach 95% of the United States in two to three days.

     We offer a variety of shipping options, including next-day delivery for orders received during the business week. We ship to anywhere in the United States served by FedEx or the USPS. Priority orders are flagged and expedited through our fulfillment processes. For prescription products, our goal is to ship the product as soon as the prescription has been verified and our pharmacists have completed a drug utilization review.

Customer Service

     We strive to provide excellent customer service and support for our customers. Our Customer Care Associates are trained on-site in our call-center training facility and are available 24 hours a day, seven days a week, to answer customer phone calls or respond to customer e-mails. We have an easy to use Help Desk area on the PlanetRx.com website, providing detailed pages on frequently asked questions, how to find information, how to order, how to pay, and our policies on privacy and security.

Operations and Technology

     We have implemented a wide range of secure, scalable services and systems for the PlanetRx.com website and our satellite websites, as well as for our distribution center. These services and systems include: website management, advanced searching tools, customer account management, transaction processing, order management, pharmacy services and operations, store and catalog, inventory control, purchasing, community message boards, OnLine Analytical Processing, payment services and a variety of marketing applications. A subset of these systems form the core set of software applications that we use for accepting and validating our customer orders, organizing, placing and managing orders with our vendors, receiving product and assigning it to customer orders, and managing shipment of products to customers.

     We have developed proprietary technologies to augment those that we have licensed from vendors, such as Microsoft, IBM and Sun Microsystems. To date, we have focused our internal development efforts on creating and enhancing our proprietary software. Our core merchandise catalog, customer interaction, order collection, fulfillment and back-end systems are all proprietary to PlanetRx.com. Our software platform and architecture are integrated with relational database servers such as IBM UDB as well as Microsoft SQL server.
Our system is designed to include an open application-programming interface that provides real-time connectivity to our distribution center systems for both pharmacy and non-pharmacy products. These systems include a perpetual inventory system, real-time order tracking system, executive information system and inventory replenishment system. The employment of multiple web servers, application servers, and database servers, allows our systems to be resilient and redundant. Our Internet servers use SSL to help conduct secure communications and transactions.

Competition

     The online commerce market is new, rapidly evolving and intensely competitive. In particular, the health and personal care categories are intensely competitive and are also highly fragmented, with no clear dominant leader in any of our market segments. Our competitors can be divided into several groups:

     .    chain drugstores, such as Walgreen's, RiteAid, CVS and Eckerd;

     .    mass market retailers such as Wal-Mart, Kmart and Target;

     .    supermarkets, such as Safeway, Albertson's and Kroger;

     .    warehouse clubs;

     . online retailers of health, beauty, wellness, personal care and/or pharmaceutical products, such as drugstore.com, CVS.com and More.com;

     .    mail order pharmacies, such as Express Scripts and Merck-Medco;

     . Internet-portals and online service providers that feature shopping services such as AOL, Yahoo!, Excite@Home and Lycos; and

     . cosmetics departments at major department stores, such as Nordstrom, Macy's and Bloomingdale's and hair salons.

     Most of these competitors operate within one or more of our market segments. We believe that the following are principal competitive factors in our market:

     .    recognition of the PlanetRx.com brand;

     .    product selection;

     .    personalized services;

     .    convenience and ease of use;

     .    price;

     .    accessibility;

     .    customer service;

     .    quality of search tools;

     .    quality of content; and

     .    reliability and speed of fulfillment for products ordered.

     Many of our current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to their website and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors or drugstore retailers as the use of the Internet and other online services increases. Some of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. These retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Traditional store-based retailers can also sell products to address immediate, acute care needs, which we and other online sites cannot address.

Government Regulation

     Our business is subject to extensive federal, state and local regulations, many of which are specific to pharmacies and the sale of over-the-counter drugs. For example, under the Omnibus Budget Reconciliation Act of 1990 and related state and local regulations, our pharmacists are required to offer counseling to our customers about medication, dosage, delivery systems, common side effects, adverse effects or interactions and therapeutic contraindications, proper storage, prescription refill, and other information deemed significant by the pharmacists. We are also subject to federal, state and local licensing and registration regulations with respect to, among other things, our pharmacy operations and the pharmacists we employ.

     The practice of medicine requires licensing under applicable state law. It is not our intent to practice medicine and we have tried to structure our website and our business to avoid violation of state licensing requirements.
For example, we have included notices, where we have deemed appropriate, advising our users that the data we provide on our website is not a substitute for consultation with their personal physician. However, the application of this area of the law to Internet services such as ours is novel and, accordingly, a state regulatory authority could at some time allege that some portion of our business violates these statutes. Any such allegation could harm our business. Further, any liability based on a determination that we engaged in the unlawful practice of medicine may be excluded from coverage under the terms of our general liability insurance policy.

     We are subject to requirements under the Controlled Substances Act and federal Drug Enforcement Agency regulations, as well as related state and local laws and regulations, relating to our pharmacy operations, including registration, security, recordkeeping, and reporting requirements related to the purchase, storage and dispensing of controlled substances, prescription drugs, and some over-the-counter drugs. "Compendial standards" which can also be called "official compendium" means the standards for drugs related to strength, purity, weight, quality, labeling and packing contained in the official Pharmacopeia of the United States, official National Formulary, or any supplement to any of them. Under the Food, Drug and Cosmetic Act of 1938, a drug recognized by the Homeopathic Pharmacopeia of the United States must meet all compendial standards and labeling requirements contained therein, or it will be considered adulterated (e.g., lacking appropriate strength, quality, or purity; or containing poisonous or unsanitary ingredients) or misbranded (e.g., having a false or misleading label; or label containing inaccurate description of contents). While homeopathic remedies account for less than one percent (1%) of our revenues, we are still required to comply with the Food, Drug and Cosmetic Act. The distribution of adulterated or misbranded homeopathic remedies or other drugs is prohibited under the Food, Drug and Cosmetic Act, and violations could result in substantial fines and other monetary penalties, seizure of the misbranded or adulterated items, and/or criminal sanctions which could adversely affect our business. We also are required to comply with the Dietary Supplement Health and Education Act when selling dietary supplements and vitamins.

     The U.S. House of Representatives Committee on Commerce and the General Accounting Office are investigating online pharmacies and online prescribing, especially focused on those who prescribe drugs online and on pharmacies that fill invalid prescriptions, including those that are written online. The committee requested that the General Accounting Office undertake a formal review of a number of issues pertaining to online pharmacies, including an assessment of mechanisms to ensure that online pharmacies are obeying the various state and federal regulations for the industry. Because we make every effort only to fulfill valid prescriptions and we do not prescribe drugs, we believe that our business will not be negatively affected by any regulations that result from the investigations. However, we believe that any regulations resulting from the investigations will likely result in increased reporting and monitoring requirements.

     The National Association of Boards of Pharmacy, a coalition of state pharmacy boards, has developed a program, the Verified Internet Pharmacy Practice Sites, as a model for self-regulation for online pharmacies. We have assisted the National Association of Boards of Pharmacy with the development of the Verified Internet Pharmacy Practice Sites program and intend to comply with its criteria for certification.

     Legislation and regulations being considered at the federal and state level could affect our business, including legislation or regulations relating to confidentiality of patient records, electronic access and storage. In addition, various state legislatures are considering new legislation related to the regulation of nonresident pharmacies. The Health Insurance Portability and Accountability Act of 1996 mandates the use of standard transactions, standard identifiers, security and other provisions by the year 2000. Regulations to implement the standard transactions and standard identifiers have been adopted and the security regulations are expected before the end of the year 2000. We are designing our applications to comply with the regulations and proposed regulations.

     Although the Food and Drug Administration does not regulate the practice of pharmacy, other than pharmacy compounding, which we do not currently engage in, Food and Drug Administration regulations impact some of our product and service offerings because the Food and Drug Administration regulates drug advertising and promotion, including direct-to-consumer advertising, done by or on behalf of drug manufacturers and marketers. As we expand our product and service offerings, more of our products and services will likely be subject to Food and Drug Administration regulation.

     The federal anti-kickback law prohibits the knowing and willful solicitation, offer, payment, or receipt of "any remuneration (including any kickback, bribe or rebate) directly or indirectly, overtly or covertly, in cash or in kind" in return for referring an individual for healthcare services or supplies for which payment may be made in whole or in part under any federally-funded health care program. The statute extends both to physicians and non-physicians alike. At the state level, laws and regulations that prohibit the offer, payment, solicitation, or receipt of kickbacks in exchange for patient referral may use terms such as "bribes", "rebates", "commissions" or "fee-splitting" to describe the same prohibited conduct. Similarly, federal and state self-referral laws exist, which are aimed at curtailing over-utilization of health care services and supplies by generally prohibiting a physician who (or whose family) has a financial relationship with a facility or entity for health care services or supplies from referring patients to such a facility or entity for healthcare services or supplies.

     Until recently, Health Care Financing Administration guidelines prohibited transmission of Medicare eligibility information over the Internet. We are also subject to extensive regulation relating to the confidentiality and release of patient records. Additional legislation governing the distribution of medical records exists or has been proposed at both the state and federal level.

Intellectual Property

     We rely on a combination of copyright, trademark, and trade secret laws and our contractual obligations with employees and third parties to protect our proprietary rights. We do not currently own any issued patents, and other protection of our intellectual property is limited. Despite our efforts to protect our proprietary rights, it may be possible for a third party to copy or obtain and use our intellectual property without our authorization. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into, and we may not be able to enforce our rights in the event of these breaches.

     We have entered into confidentiality and invention assignment agreements with our employees and consultants, and nondisclosure agreements with our vendors and strategic partners to limit access to and disclosure of our proprietary information. We cannot be certain that these contractual arrangements or the other steps taken by us to protect our intellectual property will prevent misappropriation of our technology. We have licensed in the past, and expect that we may license in the future, some of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that the quality of the PlanetRx.com products brand is maintained by these licensees, we cannot assure that these licensees will not take actions that might hurt the value of our proprietary rights or reputation.

     We also rely on technologies that we license from third parties, such as IBM and Microsoft, the suppliers of key database technology, the operating system and specific hardware components for our service. We cannot be certain that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could harm our business.

     We have filed applications for the registration of some of our trademarks and service marks in the U.S., including PlanetRx, PlanetRx.com and eCenter. We may be unable to secure these registered marks. It is also possible that our competitors or others will use marks similar to ours, which could impede our ability to build brand identity and lead to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term PlanetRx.com or of the other terms above. Any claims or customer confusion related to our trademarks, or our failure to obtain trademark registration, would negatively affect our business.

     Our efforts to protect our intellectual property rights may not prevent misappropriation of our content. Our failure or inability to protect our proprietary rights could substantially harm our business.

Employees

     As of June 30, 2000, we had 381 full-time employees, 281 of whom were in marketing and sales, 69 of whom were in product development and 31 of whom were in general and administrative. In August 2000, we announced our intention to relocate our corporate headquarters from South San Francisco, California to Memphis, Tennessee. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

Facilities

     Our principal executive offices are located in South San Francisco, California, where the company leases approximately 35,000 square feet under a lease that expires in June 2002. We also lease an aggregate of approximately 165,000 square feet for our distribution facilities in Memphis, Tennessee, under three leases that expire in September and December 2003 and July 2004. In August 2000, we announced our intention to relocate our corporate headquarters from South San Francisco, California to our distribution facilities in Memphis, Tennessee.

Legal Proceedings

     From time to time we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights. We are not currently aware of any legal proceedings or claims that the we believe will have, individually or in the aggregate, a material adverse effect on our financial position or results of operations.

                                    MANAGEMENT

Executive Officers and Directors

     Our executive officers and directors, their ages and the positions held by them, as of August 31, 2000 are as follows:

                       Name                                 Age               Position Held as of August 31, 2000
---------------------------------------------------     ---------     --------------------------------------------------
Michael Beindorff                                            47         Chairman and Chief Executive Officer
Allan Goldman                                                45         Vice President of Merchandising
John McAlpin                                                 41         President and Chief Operating Officer
Matthew Naythons, M.D.                                       53         Vice President of Editorial and Publisher
Stephanie Schear-Tilenius                                    32         Senior Vice President of Sales and Business
                                                                        Development
David M. Beirne (2)                                          35         Director
Terrence C. Burke (1)                                        58         Director
Christos M. Cotsakos (2)                                     50         Director
Michael Moritz (1)(2)                                        44         Director
Terrence Arndt (3)                                           52         Director

_________________

(1)  Audit Committee Member
(2)  Compensation Committee Member
(3) Mr. Arndt is the appointee of ExpressScripts, which has a contractual right to appoint one member of our board of directors.

     Michael Beindorff has served as our Chief Executive Officer since April 2000 and our Chairman since August 2000. From October 1999 to March 2000, Mr. Beindorff served as our Executive Vice President and Chief Operating Officer. From 1995 to 1999, Mr. Beindorff was with Visa International, where he served as president and chief "e" officer of eVisa, Visa's Internet and electronic commerce division as well as Visa USA's executive vice president of marketing and product management. Mr. Beindorff holds a BS degree from the University of Alabama and an MBA from Emory University.

     Allan Goldman has served as our Vice President of Merchandising since December 1998. From March 1995 to July 1998, Mr. Goldman served as Senior Vice President of Marketing and Merchandising for The Cosmetic Center, a retail cosmetic company. From June 1988 to February 1995, Mr. Goldman served as Vice President of Merchandising for Rite Aid Corporation. Mr. Goldman holds a B.S. in Health Science from James Madison University.

     John McAlpin has served as out President and Chief Operating Officer since August 2000. From September 1998 to August 2000, Mr. McAlpin served as our Senior Vice President of Distribution Services. From May 1997 to May 1998, Mr. McAlpin was Vice President of Technical Operations at Skywire, Inc., a networking company. From May 1996 to May 1997, Mr. McAlpin served as a Vice President at First Union Corporation. From September 1989 to May 1996, Mr. McAlpin was a Managing Director of FedEx Corporation's Logistics Services Division. Mr. McAlpin holds a B.S. in Mechanical Engineering from the University of Memphis.

     Matthew Naythons, M.D. has served as our Vice President of Editorial and Publisher since January 1999. Dr. Naythons is the founder of Epicenter Communications (1991), and its two online health subsidiaries, NetHealth and NetMed (1996). Dr. Naythons holds a B.S. from Muhlenberg College and an M.D. from Hahnemann University.

     Stephanie Schear-Tilenius, a founder of PlanetRx.com, has served as our Senior Vice President of Business Development and Sales since September 1998. From June 1997 to September 1998, Ms. Schear was a Manager at Intel Corporation, where she managed the eCommerce and Healthcare venture investments for Intel's Corporate Business Development Group. From September 1995 to May 1997, Ms. Schear was at Firefly, an Internet company, most recently as Vice President of Business Development. From September 1991 to July 1994, Ms. Schear was an

Associate at Alex. Brown & Sons. Ms. Schear received a B.A. in Economics and an M.A. in Economics from Brandeis University and an M.B.A. from the Harvard Business School.

     David Beirne has served as a director of PlanetRx.com since September 1998. Mr. Beirne has been a Managing Member of Benchmark Capital, a venture capital firm, since June 1997. Prior to joining Benchmark, Mr. Beirne founded Ramsey/Beirne Associates, an executive search firm, and served as its Chief Executive Officer from October 1987 to June 1997. Mr. Beirne serves on the board of directors of Kana Communications, Inc., Scient Corporation, Webvan Group, Inc. and 1-800-Flowers.com, Inc. and several private companies. Mr. Beirne received a B.S. in Management from Bryant College.

     Terrence C. Burke has served as a director of PlanetRx.com since October 1998. Currently retired, Mr. Burke was most recently Senior Executive Vice President of Metra Health Inc., a healthcare company, from January 1995 until October 1996. From October 1994 until January 1995, Mr. Burke was Senior Vice President for Travelers Health Plans. From September 1992 until October 1994, Mr. Burke served as Senior Vice President of Aetna Health Plans, Aetna Corporation. Mr. Burke currently serves as a member of the Board of Directors on several private companies. Mr. Burke holds a B.A. from the University of Washington.

     Christos M. Cotsakos has served as a director of PlanetRx.com, Inc. since October 1998. Mr. Cotsakos is Chairman, Chief Executive Officer, and a Director of E*TRADE Group, Inc. He joined E*TRADE in March 1996 as President and Chief Executive Officer. From March 1992 to January 1996, he served as President, Chief Operating Officer, Co-Chief Executive Officer, and a Director of AC Nielsen Inc. From December 1973 to March 1992, he held a number of senior executive positions at FedEx Corporation. Mr. Cotsakos serves on the Board of Directors of Critical Path, Digital Island, Fox Entertainment Group and National Processing, as well as several private companies. Mr. Cotsakos holds a B.A. from William Paterson College, an M.B.A. from Pepperdine University, and is currently a fifth year Ph.D. candidate in economics at the University of London.

     Michael Moritz has served as a director of PlanetRx.com, Inc. since September 1998. He has been a general partner of Sequoia Capital, a venture capital firm, since 1986. Mr. Moritz serves as a director of Yahoo!, eToys, and Flextronics International, as well as several private companies. Mr. Moritz holds an M.A. from Oxford University and an M.B.A. from the Wharton School at the University of Pennsylvania.

     Terrence Arndt has served as a director of PlanetRx.com, Inc. since August 2000. He was appointed Senior Vice President of Marketing for Express Scripts in April 1999. Prior to joining Express Scripts, Mr. Arndt was President and Chief Operating Officer of EDI USA 1994, a national electronic healthcare information network. Mr. Arndt is a graduate of LaSalle Institute and Siena College, where he received a BBA in Accounting.

     Our executive officers are appointed by our Board of Directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers.

Board Committees

     The Board of Directors has a compensation committee and an audit committee.

     Compensation Committee. The compensation committee of PlanetRx.com's Board of Directors has the exclusive authority to establish the level of base salary payable to the Chief Executive Officer and certain other executive officers of PlanetRx.com and to administer PlanetRx.com's 1999 Equity Incentive Plan and Employee Stock Purchase Plan. In addition, the compensation committee has the responsibility for approving the individual bonus programs to be in effect for the CEO and certain other executive officers. The compensation committee is composed of Messrs. Beirne, Cotsakos and Moritz, each of whom is a non-employee director. The committee meets on a scheduled basis to evaluate the effectiveness of the compensation program in linking our performance and executive pay. Additionally, the compensation committee is routinely consulted to approve the compensation package of a newly hired executive or of an executive whose scope of responsibility has changed significantly.

     Audit Committee. The audit committee of the Board of Directors reviews and monitors our corporate financial reporting and our internal and external audits, including, among other things, our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Messrs. Burke and Moritz, each of whom is an independent director that is able to read and understand fundamental financial statements. The audit committee recently adopted a written charter that specifies the scope of its responsibilities and how it carries them out, the outside auditor's accountability to the board of directors and the audit committee, and the audit committee's responsibility for ensuring the independence of the outside auditor.

     Under Nasdaq rules, we are required by June 14, 2001 to add a third independent director to the audit committee who is able to read and understand fundamental financial statements and who has past employment experience in finance or accounting. Failure to comply with this Nasdaq rule could result in our common stock being delisted from the Nasdaq National Market.

Advisory Board

     The advisory board provides guidance on specific healthcare-related issues, including content and editorial review. The members of the advisory board include:

     Barry R. Bloom, Ph.D.  - Dean, Harvard University School of Public Health

     J. Lyle Bootman, Ph.D. -- Dean, University of Arizona College of Pharmacy.

     Michael Castleman -- Former Adjunct Professor, University of California, Berkeley Graduate School of Journalism, and currently a writer for a number of online health sites.

     Walter Fitzgerald -- Associate Professor of Pharmacy Practice and Pharmacoeconomics, University of Tennessee.

     Dick Gourley -- Dean, University of Tennessee College of Pharmacy.

     David Heber, M.D., Ph.D.  -- Director, UCLA Center for Human Nutrition.

     Mary Anne Koda-Kimble, PharmD. -- Dean, School of Pharmacy, University of California, San Francisco.

     Dean Ornish, M.D.  -- President, Preventative Medicine Research Institute.

     Swaid N. Swaid, M.D. -- Medical Director of HealthSouth Medical Center in Birmingham, Alabama.

     Bruce U. Weintraub, M.D. -- Associate Dean, Schools of Medicine, University of California, San Francisco.

Director Compensation

     Except for grants of stock options and the reimbursement of expenses incurred in connection with attendance of Board of Directors or committee meetings, directors of PlanetRx.com generally do not receive compensation for services provided as a director. PlanetRx.com also does not pay compensation for committee participation or special assignments of the Board of Directors.

     Non-employee members of the Board of Directors are eligible for option grants pursuant to the provisions of the 1999 Director Stock Option Plan. Under the 1999 Director Stock Option Plan, each individual who first becomes a non-employee member of the Board of Directors after the date of PlanetRx.com's initial public offering will be granted an initial option to purchase 25,000 shares of common stock on the date such individual joins the

Board of Directors, provided such individual has not been in the prior employ of PlanetRx.com. Each initial option vests over four years, with 25% of the option shares vesting upon the completion of 12 months of service and the balance of option shares vesting in equal monthly installments upon the completion of each of the next 36 months of service. In addition, at each Annual Meeting of Stockholders, each individual who will continue to be a director after such Annual Meeting will receive an additional option to purchase 10,000 shares of common stock per year. Each director who received an initial option under the 1999 Director Stock Option Plan will not receive the additional option in the same calendar year. The additional option will vest monthly over the one-year period after the option grant date. The exercise price for each option grant will be equal to the fair market value per share of common stock on the option grant date. The member of the Board of Directors appointed by ExpressScripts as a matter of policy declines his or her initial option grant.

     Directors are eligible to receive options and be issued shares of common stock directly under the 1999 Equity Incentive Plan and directors who are also employees of PlanetRx.com are also eligible to participate in PlanetRx.com's Employee Stock Purchase Plan.

Compensation Committee Interlocks and Insider Participation

     The compensation committee of PlanetRx.com's Board of Directors was formed in July 1999. The current members of the compensation committee are Messrs. Beirne, Cotsakos and Moritz. None of these individuals was at any time an officer or employee of PlanetRx.com. No executive officer of PlanetRx.com serves as a member of the Board of Directors or a compensation committee of any entity that has one or more executive officers serving as a member of PlanetRx.com's Board of Directors or compensation committee.

Limitations on Directors' Liability and Indemnification

     In July 1999, the Board of Directors authorized us to enter into indemnification agreements with each of our directors and executive officers.
We have entered into indemnification agreements with our directors and executive officers that indemnify them against any and all of their expenses incurred by reason of their status as a director or executive officer to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

     Our certificate of incorporation and bylaws each contain certain provisions relating to the limitation of liability and indemnification of our directors and officers. Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except liability for:

     .  any breach of the director's duty of loyalty to us or our stockholders;

     . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     . any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of our certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of our directors or officers for any violation of applicable federal securities laws.

     In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that

     . we must indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

     . we may, in our discretion, indemnify other of our officers, employees and agents as provided by the Delaware General Corporation Law;

     . to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and officers in connection with legal proceedings (subject to certain exceptions);

     .  the rights conferred in the bylaws are not exclusive;

     . we are authorized to enter into indemnification agreements with our directors, officers, employees and agents; and

     . we may not retroactively amend our bylaw provisions relating to indemnification.

     Our bylaws provide that we must indemnify our directors to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware General Corporation Law.

Executive Compensation

     The following table sets forth the compensation earned by PlanetRx.com's former Chairman and the four other most highly compensated executive officers who were serving as such as of December 31, 1999, each of whose aggregate compensation for fiscal 1999 exceeded $100,000 for services rendered in all capacities to PlanetRx.com and its subsidiaries for that fiscal year.



            [The Remainder of This Page Is Intentionally Left Blank]

                            Summary Compensation Table

                                                                                       Long-Term
                                                   Annual Compensation                Compensation
                                                -----------------------------     ----------------------
                                                                                      Awards Number
          Name and               Fiscal                                               of Securities               All Other
     Principal Position           Year             Salary             Bonus         Underlying Options           Compensation
-----------------------------     ----          ------------        ---------     ----------------------     --------------------
William J. Razzouk                1999              $160,000         $160,000                  300,000                 $22,000(1)
Former Chief Executive            1998                54,545           47,879                1,809,000                      --
 Officer and Chairman(2).....
Steve Valenzuela                  1999               129,583               --                  475,000                      --
Former Vice President of          1998                    --               --                       --                      --
 Finance, Chief Financial
 Officer and Secretary(3)....
James Chong                       1999               175,000          100,000                  550,000                      --
Former Chief Technology           1998                                                                                      --
 Officer(4)..................
Allan Goldman                     1999               150,000               --                  175,000                      --
Vice President of                 1998                 4,688               --                  100,000                      --
 Merchandising(5)............
John McAlpin                      1999               130,000               --                  150,000                      --
Vice President of                 1998                33,750               --                  200,000                      --
 Distribution Services(6)....

__________________

(1)  Relocation expenses.
(2)  Mr. Razzouk's employment with us terminated in July 2000.
(3)  Mr. Valenzuela's employment with us terminated in August 2000.
(4)  Mr. Chong's employment with us terminated in July 2000.
(5) Mr. Goldman has served as our Vice President of Merchandising since December 1998.
(6) Mr. McAlpin has served as our Vice President of Distribution Services since September 1998.

Option Grants in Last Fiscal Year

     The following table contains information concerning the stock option grants made to each of the Named Officers for the fiscal year ended December 31, 1999. No stock appreciation rights were granted during the year.

                                                          Individual Grants                            Potential Realizable Value
                             ----------------------------------------------------------------------
                                                                                                         Assumed Annual Rates of
                                    Number of           # of Total        Exercise or                   Stock Price Appreciation
                                    Securities        Options Granted     Base Price                       for Option Term(3)
                                                                                                      ------------------------------
                                Underlying Options     to Employees in     ($/Sh) (2)    Expiration
          Name                    Granted (#)(1)            1999                            Date          5% ($)         10% ($)
---------------------------  ----------------------- ------------------- ------------- -------------- --------------  --------------
William J. Razzouk.........          300,000                 4.35%           $5.50        8/16/2009      $1,037,676      $2,629,675

Steve Valenzuela...........          400,000(4)              5.80%            0.50        3/30/2009         125,779         318,748
                                      75,000                 1.09%            5.50        8/16/2009         259,419         657,419

James Chong................          335,000                 4.86%            0.05        1/03/2009          10,534          26,695
                                      65,000(5)              0.94%            2.00        6/09/2009          81,756         207,187
                                     150,000                 2.18%            5.50        8/16/2009         518,838       1,314,838

Allan Goldman..............           50,000                 0.73%            0.50        4/13/2009          15,722          39,844
                                      75,000(5)              1.09%            2.00        6/09/2009          94,334         239,061
                                      50,000                 0.73%            5.50        8/16/2009         172,946         438,279

John McAlpin...............          100,000(5)              1.45%            2.00        6/09/2009         125,779         318,748
                                      50,000                 0.73%            5.50        8/16/2009         172,946         438,279

________________

(1) The options disclosed in the table were granted in 1999 under the Company's 1998 stock option plan. The exercise price for each option may be paid in cash, in shares of common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. PlanetRx.com may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise. The plan administrator has the discretionary authority to reprice the options through the cancellation of those options and the grant of replacement options with an exercise price based on the fair market value of the option shares on the regrant date. The options have a maximum term of 10 years measured from the option grant date, subject to earlier termination in the event of the optionee's cessation of service with PlanetRx.com. Except as otherwise noted, the options listed in the table become exercisable and vested for 25% of the shares after one year of service from the designated vesting start date and for the balance of the shares in a series of 36 equal monthly installments from the first anniversary of the designated vesting start date. Under each of the options, the option shares will vest upon an acquisition of PlanetRx.com by merger or asset sale, unless the acquiring company assumes the options. Each option shall fully vest if we are subject to a change in control before the optionee terminates service and our repurchase right is not assigned to the entity that employs the optionee immediately after the change in control.
(2)  Based on an aggregate of 6,896,380 options granted in the fiscal year.
(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of PlanetRx.com's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of our common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.
(4) This option becomes exercisable and vested in a series of 48 equal monthly installments from the designated vesting start date.
(5) This option becomes exercisable and vested for 100% of the shares after five years of service from the designated vesting start date.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

     The following table sets forth information concerning option exercises in fiscal year 1999 and option holdings as of December 31, 1999 with respect to each of the Named Officers. No stock appreciation rights were outstanding at the end of that year and none was exercised during fiscal year 1999 by the Named Officers.

                                                                             Number of Securities
                                                                            Underlying Unexercised           Value of Unexercised
                                                                               Options at Fiscal           In-the-Money Options at
                                       Shares                Value              Year-End (#)(2)              Fiscal Year-End($)(3)
                                     Acquired on           Realized        -------------------------      --------------------------
          Name                       Exercise (#)            ($)(1)            Vested      Unvested           Vested       Unvested
------------------------------      -------------       ------------       -----------   -----------      -------------  -----------
William J. Razzouk............                  0                  0                 0      300,000          $      0    $2,700,000
Steve Valenzuela..............            400,000                  0                 0       75,000                 0       675,000
James Chong...................            335,000                  0                 0      215,000                 0     2,162,250
Allan Goldman.................                  0                  0            25,000      250,000           361,250       361,250
John L. McAlpin...............            200,000                  0                 0      150,000                 0     1,700,000

(1) Based on the fair market value of PlanetRx.com's common stock on the date of exercise less the exercise price paid for the shares upon exercise.
(2) The options are immediately exercisable, but any shares purchased under those options will be subject to repurchase by us at the original exercise price paid per share, if the optionee ceases service with the us before vesting in such shares. The heading "Vested" refers to shares that are no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of December 31, 1999.
(3) Based on the fair market value of PlanetRx.com's common stock at December 31, 1999 ($14.50 per share) less the exercise price payable for the shares upon exercise.

                                   STOCK PLANS

1999 Equity Incentive Plan

     Share Reserve. Our Board of Directors adopted our 1999 Equity Incentive Plan on July 7, 1999. Our stockholders also approved this plan. We have reserved 8,000,000 shares of our common stock for issuance under the 1999 Equity Incentive Plan. On January 1 of each year the number of shares in the reserve will automatically increase by the lesser of 5% of the total number of shares of common stock that are outstanding at that time or 2,000,000 shares. In general, if options or shares awarded under the 1999 Equity Incentive Plan or the 1998 stock option plan are forfeited, then those options or shares will again become available for awards under the 1999 Equity Incentive Plan. As of August 31, 2000, there were 3,832,659 options outstanding under the 1999 Equity Incentive Plan and 4,167,341 options available for issuance.

     The 1999 Equity Incentive Plan also governs options originally granted under our 1998 Stock Plan. As of August 31, 2000, there were 2,054,253 options outstanding under the 1998 Stock Plan and 2,717,893 options available for issuance.

     Administration. The compensation committee of our Board of Directors administers the 1999 Equity Incentive Plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of our 1999 Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be (if any), and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

     Eligibility. The following groups of individuals are eligible to participate in the 1999 Equity Incentive Plan:

     .  employees;

     .  members of our Board of Directors who are not employees; and

     .  consultants.

     Types of Award. The 1999 Equity Incentive Plan provides for the following types of award:

     .  incentive stock options to purchase shares of our common stock;

     .  nonstatutory stock options to purchase shares of our common stock;

     .  restricted shares of our common stock;

     .  stock units; and

     .  stock appreciation rights.

     Options. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for such favorable tax treatment. The exercise price for incentive stock options granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. In the case of nonstatutory stock options, the minimum exercise price is 85% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

     .  cash;

     .  shares of common stock that the optionee already owns;

     . a full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     . an immediate sale of the option shares through a broker designated by us; or

     .  a loan from a broker designated by us, secured by the option shares.

     Options vest at the time or times determined by the compensation committee. In most cases, our options vest over the four-year period following the date of grant. Options generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The 1999 Equity Incentive Plan provides that no participant may receive options covering more than 2,000,000 shares in the same year, except that a newly hired employee may receive options covering up to 2,500,000 shares in the first year of employment.

     Restricted Shares. Restricted shares may be awarded under the 1999 Equity Incentive Plan in return for:

     .  cash;

     . a full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     .  services already provided to us; and

     . in the case of treasury shares only, services to be provided to us in the future.

     Restricted shares vest at the time or times determined by the compensation committee.

     Change in Control. If a change in control of PlanetRx.com occurs, an option or restricted stock award under the 1999 Equity Incentive Plan will generally become fully vested. However, if the surviving corporation assumes the option or award or replaces it with a comparable award, or if more than 50% of our outstanding stock is acquired and we continue to honor the option or award, then vesting accelerates only to the extent determined by the compensation committee. In the event of an involuntary termination of the optionee or participant within twelve months following a change in control, the vesting of an option or restricted stock award will accelerate in full. A change in control includes:

     . a merger of PlanetRx.com after which our own stockholders own 50% or less of the surviving corporation (or its parent company);

     .  a sale of all or substantially all of our assets;

     . a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

     . an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to PlanetRx.com (such as a holding company owned by our stockholders).

     Amendments or Termination. Our board may amend or terminate the 1999 Equity Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 1999 Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan earlier.

YourPharmacy Stock Plan

     In October 1999, in connection with the acquisition of YourPharmacy.com, we assumed the YourPharmacy.com 1998 Stock Plan. As of August 31, 2000, there were 23,919 options outstanding under the YourPharmacy.com 1998 Stock Plan and 1,786,100 options available for issuance. We do not presently intend to issue additional options under this plan. The compensation committee of our Board of Directors administers the YourPharmacy.com 1998 Stock Plan in the same manner in which it administers the 1999 Equity Incentive Plan. Employees, outside directors and consultants are entitled to direct stock grants and stock option awards under the YourPharmacy.com 1998 Stock Plan. Options under the plan may be incentive stock options or non-qualified stock options.

     Options vest at the time or times determined by the compensation committee. The options generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The stated exercise price cannot be less than 85% of the estimated fair value of the shares on the date of grant, except that the exercise price for incentive stock options cannot be less than 100% of the estimated fair market value of the shares and the exercise price for incentive stock options granted to a 10% shareholder cannot be less than 110% of the estimated fair market value.

Employee Stock Purchase Plan

     Share Reserve and Administration. Our Board of Directors adopted our Employee Stock Purchase Plan on July 7, 1999. Our stockholders also approved this plan. Our Employee Stock Purchase Plan is intended to qualify under
Section 423 of the Internal Revenue Code of 1986. We have reserved 1,750,000 shares of our common stock for issuance under the plan. On January 31 of each year the number of shares in the reserve will automatically be increased by the lesser of 2% of the total number of shares of our common stock outstanding or 750,000 shares. The plan will be administered by the compensation committee of our Board of Directors. As of August 31, 2000, there were 822,000 shares of stock available for issuance under the Employee Stock Purchase Plan.

     Eligibility. All of our employees that are employed by us for more than 20 hours per week and for more than five months per year are eligible to participate in the Employee Stock Purchase Plan. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts six months. Offering periods start on May 1 and November 1 of each year.

     Amount of Contributions. Our Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Purchases of our common stock will occur on April 30 and October 31 of each year. Each participant may purchase up to 2,500 shares on any purchase date (5,000 shares per year), but the value of the shares purchased in any calendar year (measured as of the beginning of the applicable offering period) may not exceed $25,000.

     Purchase Price. The price of each share of common stock purchased under our Employee Stock Purchase Plan will be 85% of the lower of:

     . the fair market value per share of common stock on the date immediately before the first day of the applicable offering period, or

     .  the fair market value per share of common stock on the purchase date.

     Other Provisions. Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with PlanetRx.com. If a change in control of PlanetRx.com occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our Board of Directors may amend or terminate the Employee Stock Purchase Plan at any time. If our Board of Directors increases the number of shares of common stock reserved for issuance under the plan (except for the automatic increases described above), it must seek the approval of our stockholders.

1999 Director Stock Option Plan

     Share Reserve. Our Board of Directors adopted our 1999 Director Stock Option Plan on July 7, 1999. Our stockholders also approved this plan. We have reserved 400,000 shares of our common stock for issuance under the plan. In general, if options granted under the 1999 Director Stock Option Plan are forfeited, then those options will again become available for grants under the plan. The 1999 Director Stock Option Plan will be administered by the compensation committee of our board of directors, although all grants under the plan are automatic and non-discretionary. As of August 31, 2000, there were no options outstanding under the 1999 Director Stock Option Plan and 400,000 options available for issuance.

     Initial Grants. Only the non-employee members of our Board of Directors will be eligible for option grants under the 1999 Director Stock Option Plan. Each non-employee director who first joins our board after the effective date of this offering will receive an initial option for 25,000 shares. That grant will occur when the director takes office. The initial options are fully vested at grant.

     Annual Grants. At the time of each of our annual stockholders' meetings, each non-employee director who will continue to be a director after that meeting will automatically be granted an annual option for 10,000 shares of our common stock. However, a new non-employee director who is receiving the 25,000-share initial option will not receive the 10,000-share annual option in the same calendar year. The annual options vest in equal monthly installments over the one-year period following the date of grant.

     Other Option Terms. The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board (if earlier).

     Amendments or Termination. Our board may amend or terminate the 1999 Director Stock Option Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 1999 Director Stock Option Plan will continue in effect indefinitely, unless the board decides to terminate the plan.

                          RELATED PARTY TRANSACTIONS

     Since March 31, 1995, we have issued and sold securities to the following persons who are current or former executive officers, directors or principal stockholders of PlanetRx.com. These figures reflect activity through August 31, 2000 and give effect to conversions of preferred stock originally issued to these persons.

                                                              Common
     Investor                                                  Stock
     --------                                                ---------

     Michael Beindorff (2)                                      36,111
     Allan Goldman..................................                --
     John McAlpin (3)...............................           200,000
     Matthew Naythons, M.D. (4).....................           690,000
     Stephanie Schear-Tilenius (5)..................         1,280,000
     Michael Bruner (6).............................         2,002,000
     James Chong (7)................................           335,000
     Jay O'Connor (8)...............................           325,000
     William J. Razzouk (9).........................         1,809,000
     Steve Valenzuela (10)..........................           400,000
     David Beirne (11)..............................         5,384,989
     Michael Moritz (12)............................         5,334,989
     Christos M. Cotsakos (13)......................           848,194
     Terrence C. Burke..............................           200,000
     Funds affiliated with Benchmark Capital (14)...         5,334,989
     Funds affiliated with Sequoia Capital (15).....         5,334,989
     _____________

     (1) See "Principal Stockholders" for more detail on shares held by officers, directors and principal shareholders as of August 31, 2000.

     (2) Reflects the grant of 25,000 shares in October 1999 and the exercise in December 1999 of options to purchase 11,111 shares of our common stock at $9.00 per share.

     (3) Reflects the exercise on January 11, 1999 of options to purchase our common stock at $0.05 per share.

     (4) Reflects a grant of 198,000 shares in December 1998 for services rendered in connection with the acquisition of domain names by PlanetRx.com, a grant of 342,000 shares in June 1999 to a company affiliated with Dr. Naythons in connection with the acquisition of additional domain names and the exercise on February 12, 1999 of options to purchase 150,000 shares of our common stock at $0.05 per share.

     (5) Reflects the purchase of shares of common stock pursuant to a stock purchase agreement dated September 15, 1998 for a per share purchase price of $0.025.

     (6) On September 15, 1998, Mr. Bruner was a party to a recapitalization by PlanetRx.com whereby Mr. Bruner's original shares in PlanetRx.com were exchanged into his current shares of common stock.

     (7) Reflects the exercise on January 11, 1999 of options to purchase our common stock at $0.05 per share.

     (8) Reflects the exercise on February 19, 1999 of options to purchase our common stock at $0.05 per share.

     (9) Reflects the exercise on October 8, 1998 of options to purchase our common stock at $0.025 per share.

     (10) Reflects the exercise on March 31, 1999 of options to purchase our common stock at $0.50 per share.

     (11) Consists of 5,000,000 shares of series A preferred, 100,000 shares of series B preferred stock and 228,441 shares of series C preferred stock converted into shares of common stock, all held by Benchmark Capital Partners II, L.P., and 50,000 shares of series A preferred stock converted into shares of common stock held by Ramsey/Beirne Associates. Mr. Beirne is a Managing Member of Benchmark Capital Management Co. II LLC, which is the General Partner of Benchmark Capital Partners II, L.P., and Chairman of Ramsey/Beirne Associates.

     (12) Consists of the following:

           . 4,531,500 shares of series A preferred stock, 90,630 shares of series B preferred stock and 207,036 shares of series C preferred stock, all converted into shares of common stock and held by Sequoia Capital VIII;

           . 57,500 shares of series A preferred stock, 1,150 shares of series B preferred stock and 2,627 shares of series C preferred stock, all converted into shares of common stock and held by Sequoia International Technology Partners VIII;

           . 300,000 shares of series A preferred stock, 6,000 shares of series B preferred stock and 13,707 shares of series C preferred stock, all converted into shares of common stock and held by Sequoia International Technology Partners VIII (Q);

           . 100,000 shares of series A preferred stock, 2,000 shares of series B preferred stock and 4,568 shares of series C preferred stock, all converted into shares of common stock and held by CMS Partners, LLC; and

           . 11,000 shares of series A preferred stock, 220 shares of series B preferred stock and 503 shares of series C preferred stock, all converted into shares of common stock and held by Sequoia 1997. Each of the entities listed in this note are affiliated with Sequoia Capital. Mr. Moritz is a general partner of SC VIII Management, LLC, the general partner of Sequoia Capital VIII, Sequoia International Technology Partners VIII and Sequoia International Technology Partners VIII (Q). CMS Partners is an affiliated side fund of Sequoia Capital VIII.

     (13) Includes 100,000 shares of common stock, 100,000 shares of series A preferred stock and 8,567 shares of series C preferred, all converted into shares of common stock and stock held by the Cotsakos Revocable Trust u/a/d 9/3/87; 10,000 shares of series B preferred stock converted into shares of common stock and held by Christos M. Cotsakos C/F Suzanne R. Cotsakos CA UTMA; and 500,000 shares of series B preferred stock and 105,060 shares of series C preferred stock, each converted into shares of common stock and held by the E*TRADE Group, Inc. Mr. Cotsakos is Chairman and Chief Executive Officer of the E*TRADE Group, Inc.

     (14) Consists of 5,000,000 shares of series A preferred stock, 100,000 shares of series B preferred stock and 228,441 shares of series C preferred stock, all converted into shares of common stock and held by Benchmark Capital Partners II, L.P. as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders Fund II-A, L.P. and Benchmark Members' Fund II, L.P.

     (15) Consists of the following:

           . 4,531,500 shares of series A preferred stock, 90,630 shares of series B preferred stock and 207,036 shares of series C preferred stock, all converted into shares of common stock and held by Sequoia Capital VIII;

           . 57,500 shares of series A preferred stock, 1,150 shares of series B preferred stock and 2,627 shares of series C preferred stock, all converted into shares of common stock and held by Sequoia International Technology Partners VIII;

           . 300,000 shares of series A preferred stock, 6,000 shares of series B preferred stock and 13,707 shares of series C preferred stock, all converted into shares of common stock and held by Sequoia International Technology Partners VIII (Q);

           . 100,000 shares of series A preferred stock, 2,000 shares of series B preferred stock and 4,568 shares of series C preferred stock, all converted into shares of common stock and held by CMS Partners, LLC; and

           . 11,000 shares of series A preferred stock, 220 shares of series B preferred stock and 503 shares of series C preferred stock, all converted into shares of common stock and held by Sequoia 1997.

     In addition, we have granted options to our executive officers. See "Management -- Option Grants in Last Fiscal Year".

Series A Financing

     On September 15, 1998, we issued an aggregate of 10,100,000 shares of series A preferred stock at a per share purchase price of $0.50 to investors, including entities affiliated with Benchmark Capital and Sequoia Capital. All of the series A preferred stock has converted to common stock at the rate of one share of common stock for each share of preferred stock.

Series B Financing

     On January 15, 1999, we issued an aggregate of 5,200,000 shares of series B preferred stock at a per share purchase price of $5.00 to investors, including entities affiliated with Benchmark Capital, Sequoia Capital and E*TRADE Group. All of the series B preferred stock has converted to common stock at the rate of approximately 1.0463 shares of common stock for each share of preferred stock.

Series C Financing

     Between June 3 and June 18, 1999, we issued an aggregate of 6,776,364 shares of series C preferred stock at a per share purchase price of $8.775 to investors, including entities affiliated with Benchmark Capital, Sequoia Capital and E*TRADE Group. All of the series C preferred stock has converted to common stock at the rate of approximately 1.0084 shares of common stock for each share of preferred stock.

Series D Financing

     On September 3, 1999, we issued an aggregate of 371,103 shares of series D preferred stock at a per share purchase price of $20.21 to iVillage, Inc. All of the series D preferred stock has converted to common stock at the rate of one share of common stock for each share of preferred stock.

Change in Conversion Price

     On June 30, 1999, PlanetRx.com filed a restated certificate of incorporation whereby each share of series B preferred stock became convertible into approximately 1.0463 shares of common stock and each share of series C preferred stock became convertible into approximately 1.0084 shares of common stock. The original conversion price for the series B preferred stock was $5.00. The original conversion price for the series C preferred stock was $8.755. The conversion price of the series B preferred stock was adjusted to $4.79 and the conversion price of the series C preferred stock was adjusted to $8.682 to reflect dilution that occurred after the closing of the series C financing.

Employment Agreements with Certain Executive Officers

     In October 1999, we entered into an employment agreement with Michael Beindorff, our Chairman and Chief Executive Officer, pursuant to which he was given 25,000 shares of common stock and granted an option to purchase 1,000,000 shares of common stock. Upon a change of control, if Mr. Beindorff is not employed by the acquiring company in substantially the same position and job title, he would be entitled to a cash payment equal to his base salary plus his most recently paid bonus and his options would become fully vested.

Loans to Certain Executive Officers

     On September 15, 1998, we advanced $31,936 to Stephanie Schear-Tilenius, one of our officers, for the purchase of PlanetRx.com common stock pursuant to a stock purchase agreement dated September 15, 1998. The principal balance of this note, together with interest accrued and unpaid to date, is due and payable in September 2003. Interest will accrue under the note on any unpaid principal balance at the rate of 5.54% per annum, compounded annually. The amount of this full recourse note is currently outstanding, plus accrued interest.

     During 1999, in connection with his employment agreement, the Company entered into a full-recourse note receivable with Michael Beindorff, our Chairman and Chief Executive Officer, for $700,000 bearing interest at 8.25% per annum payable over three years. Repayment of a portion of the note may be due upon the employee's sale of any Company Common Stock, subject to the Company's discretion. Such repayment will not exceed 50% of the net gain on the stock
sold.   In the second quarter of 2000, $200,000 of the note receivable plus associated interest was forgiven, with the remaining balance currently outstanding.

Acquisition of Domain Names

     In December 1998, we issued 198,000 shares of common stock to Dr. Matthew Naythons for services rendered in connection with the acquisition and transfer of domain names, including aids.com, birth.com, cancer.com, cholesterol.com, depression.com, diabetes.com, obesity.com, nursing.com, pharmacist.com and physicians.com. In June 1999, we issued 342,000 shares of common stock to a company affiliated with Dr. Naythons for the acquisition of additional domain names, including acne.com, alzheimers.com, alzheimers.net, anorexia.com, epilepsy.com, fertility.com, hepatitis-b.com, hepatitis-c.com, hepatitis.com, hypertension.com, impotence.com, infertility.com, osteopathy.com, parkinsons.com, podiatry.com, pollenwatch.com, prenatal.com, rxnet.com, sportsdoc.com and stroke.com. In connection with these acquisitions, we entered into revenue sharing arrangements based upon revenues earned from these domain names with companies affiliated with Dr. Naythons. These revenue sharing arrangements are capped at an aggregate amount of $500,000 over the terms of the agreements.

Warrant to Ramsey/Beirne Associates

     On November 18, 1998, we granted to Ramsey/Beirne Associates a warrant to purchase 50,000 shares of our series A preferred stock in exchange for certain services. David Beirne, a director of PlanetRx.com, is chairman of Ramsey/Beirne Associates.

Warrant and Option Grants

     In the past, we have granted options to our executive officers and directors. We intend to grant additional options to our directors and officers in the future. Additionally, we have granted warrants to three of our directors. See "Management -- Option Grants in Last Fiscal Year" and "Management -- Director Compensation".

Indemnification and Limitation of Director and Officer Liability

     We have entered into an Indemnification Agreement with each of our executive officers and directors. See "Management -- Indemnification".

     We believe that the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.


           [The Remainder of This Page Is Intentionally Left Blank]

                            PRINCIPAL STOCKHOLDERS

     The following table provides information about the beneficial ownership of our common stock as of August 31, 2000. We have listed each person that beneficially owns more than 5% of the outstanding common stock, each of our directors and executive officers identified in the summary compensation table and all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

     For purposes of calculating the number of shares of common stock beneficially owned after the offering, we have assumed the sale of all shares covered by the registration statement of which this prospectus is a part. For purposes of calculating the percentage beneficially owned after the offering, the total number of shares outstanding includes (1) the shares of common stock covered by the registration statement of which this prospectus is a part that are registered on behalf of Alpha Venture Capital and (2) shares of common stock covered by this registration statement of which this prospectus is a part that are issuable upon the exercise of warrants.

                                                                                               Percentage of Shares
                                                                                                Beneficially Owned
                                                                                       --------------------------------------
                                                               Number of Shares
                                                              Beneficially Owned              Before           After
Name of Beneficial Owner (1)                                   Before Offering               Offering          Offering
--------------------------------------------------------    ----------------------     ------------------  ------------------
Officers and Directors:
William J. Razzouk (2)..................................            1,775,666                   3.5%               1.2%
John McAlpin (3)........................................              383,333                     *                  *
Allan Goldman (4).......................................              291,250                     *                  *
David M. Beirne (5).....................................            5,392,342                  10.6                3.6
Terrence C. Burke.......................................              200,000                     *                  *
Christos Cotsakos (6)...................................              848,194                   1.7                  *
Michael Moritz (7)......................................            5,334,989                  10.5                3.5
Terrence Arndt (8)......................................           10,269,990                  20.1                6.8

Other 5% Stockholders:
Entities affiliated with Benchmark Capital (9)..........            5,334,989                  10.5                3.5
  2480 Sand Hill Road, Suite 200
  Menlo Park, California 94025

Entities affiliated with Sequoia Capital(10)............            5,334,989                  10.5                3.5
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, California 94025

Express Scripts, Inc....................................           10,269,990                  20.1                6.8
  13900 Riverport Drive
  St. Louis, Missouri 63043

All executive officers and directors                               24,340,169                  45.9%              15.9%
as a group (12 persons) (11)............................

_____________
*  Represents beneficial ownership of less than 1%.

                                       [Footnotes continued on following page]

(1) Unless otherwise indicated, the address of each of the individuals listed in the table is c/o PlanetRx.com, Inc., 349 Oyster Point Road, Suite 201, South San Francisco, California 94080.

(2) As of the third quarter 2000, William Razzouk is neither an executive officer nor a director. Accordingly, he has not been included in the figures for directors and executive officers as a group.

(3)  Includes options immediately exercisable for 150,000 shares.

(4)  Includes options immediately exercisable for 275,000 shares.

(5) Includes 50,000 shares held by Ramsey/Beirne Associates and 5,334,989 shares held by Benchmark Capital Partners II, as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, and Benchmark Members' Fund II, L.P. Mr. Beirne serves as chairman of Ramsey/Beirne Associates, is a managing member of Benchmark Capital Management Co. II, LLC, the general partner of Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, and Benchmark Members' Fund II, and is a director of PlanetRx.com. He disclaims beneficial ownership of these shares held by Ramsey/Beirne Associates and the Benchmark funds, except with respect to 7,353 shares and to the extent of his pecuniary interest therein.

(6) Includes 208,628 shares held by the Cotsakos Revocable Trust u/a/d 9/3/87 and 10,463 shares held by Christos M. Cotsakos C/F Suzanne R. Cotsakos CA UTMA, as well as 629,092 shares held by the E*TRADE Group, Inc. Mr. Cotsakos is chairman and chief executive officer of the E*TRADE Group, Inc. and a director of PlanetRx.com. He disclaims beneficial ownership of the shares held by E*TRADE Group, Inc.

(7)  Includes:

          .  4,835,101 shares held by Sequoia Capital VIII;

          .  61,352 shares held by Sequoia International Technology Partners
             VIII;

          . 320,099 shares held by Sequoia International Technology Partners VIII(Q);

          .  106,698 shares held by CMS Partners, LLC; and

          .  11,737 shares held by Sequoia 1997.

(8) Consists of 10,369,990 shares beneficially owned by Express Scripts, Inc. Mr. Arndt is Vice President of Marketing for Express Scripts and a director of PlanetRx.com. He disclaims beneficial ownership of the shares held by Express Scripts.

(9) Consists of 5,334,989 shares held by Benchmark Capital Partners II, L.P., as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, and Benchmark Members' Fund II, L.P.

(10) Consists of: 4,835,101 shares held by Sequoia Capital VIII;

          .  4,835,101 shares held by Sequoia Capital VIII;

          .  61,352 shares held by Sequoia International Technology Partners
             VIII;

          . 320,099 shares held by Sequoia International Technology Partners VIII(Q);

          .  106,698 shares held by CMS Partners, LLC; and

          .  11,737 shares held by Sequoia 1997.

(11) Includes options immediately exercisable for 1,971,074 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

     The members of the Board of Directors, the executive officers of PlanetRx.com and persons who hold more than 10% of PlanetRx.com's outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, which require them to file reports with respect to their ownership of PlanetRx.com's common stock and their transactions in such common stock. Based upon (i) the copies of Section 16(a) reports that PlanetRx.com received from such persons for their 1999 fiscal year transactions in the common stock and their common stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for the 1999 fiscal year, PlanetRx.com believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its executive officers, members of the Board of Directors and greater than ten-percent stockholders.

                         DESCRIPTION OF CAPITAL STOCK

General

     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value. Before this registration statement is declared effective, we intend to obtain shareholder approval to increase our authorized capital stock to 200,000,000 shares of common stock, $.0001 par value. The following summary of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws and by the provisions of applicable law.

Common Stock

     As of August 31, 2000, there were 51,042,081 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy". In the event of the liquidation, dissolution or winding up of PlanetRx.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights.
There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

     The Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of PlanetRx.com without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Options and Warrants

     As of August 31, 2000, 5,910,831 options for shares were outstanding under our stock option plans and 8,671,334 shares were available for future grants under our stock option plans.

     As of the date of this prospectus, there are three outstanding warrants. The first warrant, which is to purchase 16,741 shares of common stock at $5.00 per share, expires in October 2000. The second warrant is to purchase 150,000 shares of common stock at an exercise price of $0.84 per share and expires in September 2002. The third warrant is the 500,000 warrant granted to Alpha Venture Capital which expires on July 25, 2003 and is described in more detail under "Common Stock Purchase Agreement."

Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

     Certificate of Incorporation and Bylaws. The certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws provide that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of our capital stock. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage transactions that may involve an actual or threatened change of control.

These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

     Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, which, unless the stockholders adopt an amendment to the contrary, our stock is no longer listed on a national securities exchange, or the stockholders consent to such combination, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the interested stockholder became an interested stockholder, unless:

     . prior to becoming an interested stockholder, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     . on or subsequent to becoming an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 of the Delaware General Corporation Law defines business combination to include:

     . any merger or consolidation involving the corporation and the interested stockholder;

     . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     . any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder except pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such composition, pursuant to merger of a parent and a subsidiary, or pursuant to an exchange offer by the company to purchase stock made on the same terms to all holders of said stock;

     . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 of the Delaware General Corporation Law defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                        COMMON STOCK PURCHASE AGREEMENT

     We signed a common stock purchase agreement with Alpha Venture Capital, Inc., a Cook Islands corporation, on July 25, 2000, for the future issuance and purchase of shares of our common stock. The stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility.

     In general, the drawdown facility operates like this: the investor, Alpha Venture Capital, has committed to provide us up to $50.0 million as we request it in return for our common stock. Once every 10 trading days, we may request a draw of up to $8.0 million under this facility. The maximum amount we actually can draw down upon each request will be determined by the trading volume and price of our common stock for the 20 business days prior to our request. Each draw down must be for at least $500,000. At the end of a 10 day trading period following the drawdown request, the per share purchase price is determined based on the five lowest volume-weighted average daily prices of the common stock during that 10 day period. We then divide the drawdown amount by the per share purchase price to determine the number of shares we will issue to Alpha Venture Capital in return for that money.

     The aggregate total of all draws cannot exceed $50.0 million and no single draw can exceed $8.0 million. We are under no obligation to request a draw for any period.

     The per share dollar amount Alpha Venture Capital pays for our common stock upon each drawdown includes a 9% discount to the five lowest daily volume-weighted average prices of our common stock for the 10-day period after our drawdown request. The percentage discount will get smaller if our stock rises above $1.50 per share after we submit a drawdown notice but before the drawdown funding date. For each drawdown, we also must issue to Alpha Venture Capital warrants to purchase our common stock. A description of the warrants which will be issued to Alpha Venture Capital upon drawdowns is described in more detail below.

     Based on a review of our trading volume and stock price history and the number of drawdowns we expect to make, we are registering 95,320,000 shares of common stock for possible issuance under the stock purchase agreement. In addition, we are registering 4,180,000 shares of common stock issuable upon exercise of the warrants we must issue to Alpha Venture Capital upon each
drawdown closing.   We also are registering 500,000 shares of common stock
issuable upon exercise of a warrant we issued to Alpha Venture Capital upon closing of the common stock purchase agreement. This warrant for 500,000 shares has a per share exercise price equal to the lesser of $1.375 and 120% of the average closing bid for our common stock for the three consecutive trading days prior to the effectiveness of the registration statement of which this prospectus is a part. This warrant expires on July 25, 2003. All warrants may be exercised for cash or by "cashless exercise."

     Because our common stock is listed on the Nasdaq National Market, we are required to comply with Nasdaq's listing rules. One of those rules provides that we must get shareholder approval if we issue common stock or securities convertible into or exercisable for common stock in a private offering if:

     . the price at which we issue the common stock is less than the greater of book or market value of the common stock; and

     . the number of shares issued equals 20% or more of the number of shares of common stock outstanding or 20% or more of the voting power outstanding at the closing of the transaction that gave rise to the issuance.

     Another rule requires shareholder approval if we propose to issue common stock that will result in a change of control of our company. The amount of common stock we expect to issue Alpha Venture Capital under the common stock purchase agreement and pursuant to warrants exceeds 20% of the number of shares of common stock we had outstanding on July 25, 2000, the date of closing of the common stock purchase agreement. The majority of those shares will be issued at less than the greater of book or market value of the common stock. In addition, the shares we issue may result in a change of control of our company. Accordingly, we intend to seek approval of our shareholders prior to the effective date of the registration of which this prospectus is a part.

Amount of the draw

     No draw can be less than $500,000, more than $8.0 million or more than an amount equal to 400% of the dollar amount of the average daily trading volume of the common stock, calculated based on the average closing bid price and average daily trading volume for the 20 consecutive business days immediately preceding the related drawdown notice date. Subject to those limitations, the amount we can draw down is the amount we request in our drawdown notice.

     We cannot make another drawdown request within the 10 trading days that follow a drawdown request we have already made.

Price per Share and Number of Shares

     The 10 trading days immediately following the drawdown notice are used to determine the price per share of the common stock that we will issue in return for the financing provided by Alpha Venture Capital, and thus the number of shares that Alpha Venture Capital will receive.

     To determine the price per share of common stock that we must issue in connection with the drawdown, we will take the average of the five lowest reported daily volume-weighted average prices of our common stock for the 10 trading days immediately after the drawdown notice, and multiply it by the draw down discount percentage. The draw down discount percentage is initially equal to 91%. However, for each $0.50 that our common stock's market price increases from $1.50 as of the related draw down request date, the draw down discount percentage shall increase incrementally by 0.25%, to a maximum of 97%.

     To determine the number of shares we will issue, we will divide the dollar amount of our drawdown request by the per share price of the common stock.

Sample Calculation of Stock Purchases

     The following is an example of the calculation of the drawdown amount and the number of shares we would issue to Alpha Venture Capital in connection with that drawdown based on hypothetical assumptions.

Sample drawdown amount calculation

     In this example, suppose we provide a drawdown notice to Alpha Venture Capital that we wish to make a drawdown. Suppose the average daily trading volume for the 20 days prior to our drawdown notice is 800,000 and that the average closing bid price of our common stock for the 20 days prior to the notice is $0.63 per share. The dollar amount of the average daily trading volume of the common stock is $504,000, or 800,000 multiplied by $0.63. We cannot draw down more than 400% of that number, or $2,016,000.

Sample Calculation of Per Share Price and Number of Shares

     Assume the following:

     . we have made a drawdown request that is capped at $2,016,000 based on the formula above;

     . the average of the five lowest reported daily volume-weighted average prices of the common stock for the 10 trading days immediately after the drawdown notice is $0.68; and

     . the market price for the common stock was not above $1.50 as of the related drawdown date, and therefore the drawdown discount percentage is 91%.

Based on these assumptions, the price per share that Alpha Venture Capital would pay for these shares would be equal to $0.6188, or $0.68 multiplied by 91%. Therefore, based on the maximum allowable drawdown of $2,016,000 in this situation, we would issue 3,257,919 shares to Alpha Venture Capital.

Drawdown Warrants

     In addition to the common stock we will issue upon each drawdown, we will issue to Alpha Venture Capital warrants to purchase our common stock. The number of shares of common stock purchasable pursuant to these warrants is based on the amount of our drawdown request, but will not exceed 4,180,000 shares. To calculate the number of shares of common stock purchasable pursuant to the warrants, multiply the drawdown dollar amount by 4,180,000 and divide by $50,000,000, which is the maximum drawdown amount under the common stock purchase agreement. Using the examples above, for a drawdown of $2,016,000, we would issue a warrant to purchase 168,538 shares of common stock. Each warrant would be exercisable for three years from the date of its issuance.

     The exercise price for these warrants is 120% of the closing price of our common stock on the date we receive the drawdown funds. The warrants may be exercised for cash or by a cashless exercise mechanism. A cashless exercise means that Alpha Venture Capital Fund will receive shares of common stock with a total market value equal to the per share excess of the market value of the common stock over the exercise price, multiplied by the number of shares being exercised.

Necessary Conditions Before Alpha Venture Capital is Obligated to Purchase our Shares

     The following conditions must be satisfied before Alpha Venture Capital is obligated to purchase the common shares that we wish to sell from time to time:

     . A registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the common shares purchased by Alpha Venture Capital;

     . There can be no material adverse change in our business, operations, properties, prospects or financial condition;

     . The representations and warranties we made in the common stock purchase agreement must be accurate in all material respects on the drawdown closing date

     . No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the stock purchase agreement; and

     . Trading in our common shares must not have been suspended by the Securities and Exchange Commission or the Nasdaq National Market;

     On each drawdown closing date for the sale of common shares, we must deliver an opinion from our counsel about these matters.

Costs of Closing the Transaction

     At the closing of the transaction on July 25, 2000, we delivered the requisite opinion of counsel to Alpha Venture Capital and paid Krieger & Prager $45,000 for Alpha Venture Capital's legal and administrative costs. We also issued warrants to purchase 500,000 shares of our common stock to Alpha Venture Capital upon closing the transaction.

Termination of the Common Stock Purchase Agreement

     The common stock purchase agreement expires on the first anniversary of the date the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission. However, if during the initial term of the agreement we draw down at least $10.0 million, the common stock purchase agreement will be extended for an additional 12 months unless we give Alpha Venture Capital notice that we do not wish to extend the term of the agreement. Notwithstanding the foregoing, any party may terminate the common stock agreement purchase agreement if a registration statement covering the shares to be issued upon drawdowns has not been declared effective by the Securities and Exchange Commission by December 7, 2000. The common stock purchase agreement can otherwise be terminated by Alpha Venture Capital only if we breach the agreement to the extent that applicable law would permit Alpha Venture Capital to terminate the agreement.

Rights of First Refusal

     As part of the common stock purchase agreement, Alpha Venture Capital has rights of first refusal if we issue equity in a private transaction. Alpha Venture Capital can purchase the equity on terms equal to or better than the terms we intend to offer to third parties. The right of first refusal does not arise if we issue equity to strategic partners, in an acquisition transaction or upon exercise or conversion of existing securities.

Registration Rights

     To permit Alpha Venture Capital to resell the common shares issued to it under the stock purchase agreement, we agreed to register those shares and to maintain that registration. To that end, we have agreed with Alpha Venture Capital that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act and the rules and regulations promulgated thereunder, to keep it effective until the earliest of any of the following dates:

     . the date which is one year after delivery to Alpha Venture Capital of all of the common stock and warrants issuable pursuant to the common stock purchase agreement;

     . the date after which all of the common shares held by Alpha Venture Capital that are covered by the registration statement may be sold, in the opinion of our counsel, under Rule 144 under the Securities Act of 1933 irrespective of any applicable volume limitations;

     . the date Alpha Venture Capital no longer owns any of our securities, provided that it is not entitled to receive further securities under the common stock purchase agreement; and

     . the date the we are advised or reasonably conclude that Alpha Venture Capital does not intend to exercise its warrants and sell the shares issued pursuant to the warrants.

                              SELLING STOCKHOLDER

     Alpha Venture Capital is engaged in the business of investing in publicly traded equity securities for its own account. Alpha Venture Capital's principal offices are located at Cumberland House, Cumberland Street, Nassau, New Providence, The Bahamas. Investment decisions for Alpha Venture Capital are made by its board of directors. Other than the warrants we issued to Alpha Venture Capital in connection with signing the common stock purchase agreement, Alpha Venture Capital does not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Alpha Venture Capital and us, other than the common stock purchase agreement.

                             PLAN OF DISTRIBUTION

     Alpha Venture Capital is offering the common shares for its account as a statutory underwriter, and not for our account. We will not receive any proceeds from the sale of common shares by Alpha Venture Capital. Alpha Venture Capital has agreed to be named as a statutory underwriter within the meaning of the Securities Act of 1933 in connection with its sales of common shares and will be acting as an underwriter in its resales of the common stock under this prospectus. Alpha Venture Capital has, prior to any sales, agreed not to effect any offers or sales of the common shares in any manner other than as specified in the prospectus and not to purchase or induce others to purchase common shares in violation of any applicable state and federal securities laws, rules and regulations, and the rules and regulations of The Nasdaq National Market.

     On August 31, 2000, we had 51,042,081 shares of common stock outstanding. The following table shows the number of shares we would issue to Alpha Venture Capital and the price it would pay for those shares given the hypothetical variables shown in the table, if

     . we requested drawdowns of the maximum amounts under the common stock purchase agreement;

     . we requested as many draws as possible per year for the two year term of the agreement, assuming we issue at least $10 million in common stock the first year and assuming no more than 25 draws per year; and

     . the trading volume and the price in the table is (1) the average daily trading volume and average closing bid price of our common stock for the 20 trading days before each drawdown request under the common stock purchase agreement and (2) the average of the five lowest volume-weighted average daily prices for the 10 trading days after our drawdown request.

                                                             Number of Shares Issuable
     Average                         Total Amount Drawn      to Alpha Venture Capital      Price per share paid
     Closing       Average Daily     Under Common Stock         under Common Stock           by Alpha Venture
    Bid Price     Trading Volume     Purchase Agreement         Purchase Agreement                Capital
--------------- ------------------ ----------------------  ----------------------------  ------------------------
  $0.39/(a)/        446,518/(d)/      $34,828,404/(g)/              98,135,824                     $0.355
   0.78/(b)/        893,036/(e)/       50,000,000/(h)/              70,442,378                      0.710
   1.17/(c)/      1,339,554/(f)/       50,000,000/(h)/              46,961,585                      1.065

______________________________
/(a)/ Based on 50% of the closing bid price of our common stock on August 31, 2000.
/(b)/ Based on the closing bid price of our common stock on August 31, 2000. /(c)/ Based on 150% of the closing bid price of our common stock on August 31,
       2000.
/(d)/ Based on 50% of the average trading volume of our common stock for the 20 business days preceding August 31, 2000.
/(e)/ Based on the average daily trading volume of our common stock for the 20 business days before August 31, 2000.
/(f)/ Based on 150% of the average trading volume of our common stock for the 20 business days before August 31, 2000.
/(g)/  Based on 50 draws over a two-year period.
/(h)/ Based on the maximum $50,000,000 available under the common stock purchase agreement.

     Shares of common stock offered through this prospectus may be sold from time to time by Alpha Venture Capital. Sales may be made on The Nasdaq National Market, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. Alpha Venture Capital will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by Alpha Venture Capital that there are no existing arrangements between it and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by Alpha Venture Capital through this prospectus.

     The common shares may be sold in one or more of the following manners:

     . a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     .  purchases by a broker or dealer for its account under this prospectus;
        or

     . ordinary brokerage transactions and transactions in which the broker solicits purchases.

     In effecting sales, brokers or dealers engaged by Alpha Venture Capital may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common shares by Alpha Venture Capital. Brokers or dealers may receive commissions, discounts or other concessions from Alpha Venture Capital in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from Alpha Venture Capital (and, if they act as agent for the purchaser of such common shares, from such purchaser).

     Broker-dealers may agree with Alpha Venture Capital to sell a specified number of common shares at a stipulated price per share, and, to the extent a broker dealer is unable to do so acting as agent for Alpha Venture Capital, to purchase as principal any unsold common shares at a price required to fulfill the broker-dealer commitment to Alpha Venture Capital. Broker-dealers who acquire common shares as principal may thereafter resell such common shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common shares commissions computed as described above. Brokers or dealers who acquire common shares as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common shares.

     In addition, any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. We will not receive any of the proceeds from the sale of these common shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part, and have reimbursed Alpha Venture Capital $45,000 for its legal and administrative costs.

     Alpha Venture Capital is subject to the applicable provisions of the Exchange Act, including without limitation, Rule 10b-5 thereunder. Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common shares may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution, including stabilization activities in the common shares to effect covering transactions, to impose penalty bids or to effect passive market making bids. In addition, in connection with the transactions in the common shares, Alpha Venture Capital and we will be subject to applicable provisions of the Exchange Act and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of the common shares.

     Alpha Venture Capital will pay all commissions and their own expenses, if any, associated with the sale of the common shares, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

     The price at which we will issue the common shares to Alpha Venture Capital under the stock purchase agreement will be 91% of the average of the five lowest daily volume-weighted average prices reported on The Nasdaq National Market, for the ten days following our drawdown request. Assuming we use the entire $50 million of financing available under the stock purchase agreement and issue 70,442,378, based upon a 9% discount to the market price of our common stock on August 31, 2000, we will pay underwriting compensation to and expenses for Alpha Venture Capital, and other offering expenses, as follows:

                    Underwriting Compensation and Expenses

                                                                  Per Share              Total
                                                               ---------------        ------------
Discount to Alpha Venture Capital (9%)/(a)/                         $0.07              $4,945,055
Expenses payable on behalf of Alpha Venture Capital/(b)/             0.00                  49,500
Estimated offering expenses:
 SEC filing fee                                                      0.00                  13,702
 Nasdaq annual listing fee                                           0.00                  10,500
 Accountants' fees and expenses                                      0.00                  55,000
 Legal fees and expenses                                             0.00                  35,000
                                                               ---------------        ------------
Total                                                               $0.07              $5,108,757
                                                               ===============        ============

____________________
(a) For each $0.50 that the common stock's market price increases from $1.50 as of the related draw down request date, the draw down discount percentage will decrease incrementally by .25%, but not below 3%. In connection with the signing of the common stock purchase agreement, we also issued to Alpha Venture Capital a warrant to purchase 500,000 shares of our common stock at the lesser of $1.375 per share and 120% of the average closing bid for the common stock for the three consecutive trading days prior to the effective date of the registration statement of which this prospectus is a part. We also will issue additional warrants in connection with each drawdown, as described above. Each of the warrants expires three years from the date of its issuance.
(b) We have agreed to pay an additional $2,000 legal fee on behalf of Alpha Venture Capital in the event we file additional registration statements covering securities issued under the common stock purchase agreement.

Limited Grant of Registration Rights

     We granted registration rights to Alpha Venture Capital to enable it to sell the common stock it purchases under the common stock purchase agreement and under the related warrants. In connection with any such registration, we will have no obligation -

     . to assist or cooperate with Alpha Venture Capital in the offering or disposition of such shares;

     . to indemnify or hold harmless the holders of any such shares (other than Alpha Venture Capital as described below) or any underwriter designated by such holders;

     . to obtain a commitment from an underwriter relative to the sale of any such shares; or

     .  to include such shares within any underwritten offering we do.


     We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

     We will use our best efforts to file, during any period during which we are required to do so under our registration rights agreement with Alpha Venture Capital, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing

     .  the name of any broker-dealers;

     .  the number of common shares involved;

     .  the price at which the common shares are to be sold;

     . the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

     . that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

     .  any other facts material to the transaction.

     Our registration rights agreement with Alpha Venture Capital permits us to restrict the resale of the shares Alpha Venture Capital has purchased from us under the common stock purchase agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material
information.   If we restrict Alpha Venture Capital for more than 10 consecutive business days, we will pay Alpha Venture Capital $1,000 per day each day after the 10 day period and until the restriction is lifted, but only if Alpha Venture Capital holds at least 10,000 shares of our common stock.

     We have agreed to indemnify Alpha Venture Capital, its directors and officers, and any persons controlling Alpha Venture Capital, against liabilities under the securities laws relating to this prospectus, the registration statement of which it is a part, or any violations by us of the securities laws in connection with this offering.

                                 LEGAL MATTERS

     The validity of the shares of common stock issued in this offering will be passed upon for us by Foley & Lardner, Jacksonville, Florida, special counsel to PlanetRx.com.

                                    EXPERTS

     The financial statements as of December 31, 1997, 1998 and 1999 for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to PlanetRx.com and the common stock offered in this offering, reference is made to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the attached exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the regional offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of prescribed fees. Reports, proxy and information statements and other information regarding registrants that file electronically with the Commission may also be inspected without charge at a website maintained by the Securities and Exchange Commission at http://www.sec.gov.

                              PLANETRX.COM, INC.
                         INDEX TO FINANCIAL STATEMENTS


                                                             Page
Report of Independent Accountants...........................  F-2

Balance Sheets..............................................  F-3

Statements of Operations....................................  F-4

Statements of Stockholders' Equity (Deficit)................  F-5

Statements of Cash Flows....................................  F-6

Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  and Stockholders of PlanetRx.com, Inc.

  In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of changes in stockholders' equity (deficit) present fairly, in all material respects, the financial position of PlanetRx.com, Inc. at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  The Company has sustained losses since inception and expects to continue to incur losses for the foreseeable future. As such, the Company will require additional financing to support its operations during fiscal 2001. See Note 1 for management's plans in this regard.

/s/ PricewaterhouseCoopers LLP


San Francisco, California
January 18, 2000

                              PLANETRX.COM, INC.
                                BALANCE SHEETS
                   (in thousands, except per share amounts)

                                                                              December 31,
                                                                     --------------------------       June 30,
                                                                        1998           1999             2000
                                                                     -----------   ------------    --------------
                                                                                                     (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                                              $   935     $   51,629        $   50,608
  Short-term investments                                                       -         65,119                 -
  Inventories                                                                 18          2,276             2,967
  Prepaid expenses and other current assets                                1,864         19,594            16,610
                                                                     -----------   ------------    --------------
    Total current assets                                                   2,817        138,618            70,185
Property and equipment, net                                                2,809         10,884            19,425
Intangible assets, net                                                         -        188,115           167,685
Other assets                                                                  81            898               718
                                                                     -----------   ------------    --------------
                                                                         $ 5,707     $  338,515        $  258,013
                                                                     ===========   ============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                       $ 1,600     $    7,099        $    7,973
  Accrued expenses                                                            28          8,444             7,145
  Accrued contract termination fees                                            -              -             4,250
  Deferred revenue                                                             -              8                16
  Borrowings, current                                                        600            418             2,071
  Capital lease obligations, current                                           8             54               463
                                                                     -----------   ------------    --------------
    Total current liabilities                                              2,236         16,023            21,918
Borrowings, long-term                                                          -          6,582             4,929
Capital lease obligations, long-term                                           2            265             1,808
                                                                     -----------   ------------    --------------
                                                                           2,238         22,870            28,655
                                                                     -----------   ------------    --------------
Commitments and contingencies (Note 8)

Stockholders' equity:
  Preferred Stock:  issuable in series, $0.0001 par value;
  5,000 shares authorized; 11,039, none, and none actual shares issued
  and outstanding, respectively                                                1              -                 -
  Common Stock: $0.0001 par value; 100,000 shares authorized; 6,592,
  52,286, and 51,752 shares issued and outstanding, respectively               -              5                 5
  Additional paid-in capital                                              11,438        444,405           441,502
  Notes receivable from stockholders                                         (35)           (35)              (34)
  Deferred stock-based compensation                                       (3,682)       (25,454)          (15,290)
  Accumulated deficit                                                     (4,253)      (103,276)         (196,825)
                                                                      -----------  ------------    --------------
Total stockholders' equity                                                 3,469        315,645           229,358
                                                                     -----------   ------------    --------------
                                                                        $  5,707    $   338,515       $   258,013
                                                                     ===========   ============    ==============

   The accompanying notes are an integral part of these financial statements

                              PLANETRX.COM, INC.
                          STATEMENTS OF OPERATIONS
                   (in thousands, except per share amounts)

                                                                                       Six Months Ended
                                                  Year Ended December 31,                  June 30,
                                          --------------------------------------  ---------------------------
                                            1997         1998          1999          1999           2000
                                          ---------   -----------  -------------  ------------   ------------
                                                                                         (unaudited)
Net revenue:
  e-commerce                              $      -    $        -   $      7,856   $       622    $    15,945
  Sponsorship                                    -             -          1,143           195          2,263
                                          --------    ----------   ------------   -----------    -----------
                                                 -             -          8,999           817         18,208
                                          --------    ----------   ------------   -----------    -----------
Cost of net revenue:
  e-commerce                                     -             -          7,489           694         15,070
  Sponsorship                                    -             -            100            35            365
                                          --------    ----------   ------------   -----------    -----------
                                                 -             -          7,589           729         15,435
                                          --------    ----------   ------------   -----------    -----------
Gross profit                                     -             -          1,410            88          2,773
                                          --------    ----------   ------------   -----------    -----------
Operating expenses:
  Marketing and sales                            -           907         55,184         9,614         49,342
  Product development                          113         1,025         12,946         3,254         11,812
  General and administrative                    23           541          6,448         2,366          4,859
  Amortization of intangible
   assets                                        -             -          9,627             -         20,430
  Stock-based compensation                       -         1,650         15,647         4,308          7,129
  Contract termination and
   severance charges                             -             -              -             -          4,466
                                          --------    ----------   ------------   -----------    -----------
   Total operating expenses                    136         4,123         99,852        19,542         98,038
                                          --------    ----------   ------------   -----------    -----------
Operating loss                                (136)       (4,123)       (98,442)      (19,454)       (95,265)
Interest income                                  -            38          2,691           399          2,181
Interest expense                                (1)           (2)        (2,263)       (1,046)          (465)
                                          --------    ----------   ------------   -----------    -----------
Net loss                                  $   (137)   $   (4,087)  $    (98,014)  $   (20,101)   $   (93,549)
                                          ========    ==========   ============   ===========    ===========
Effect of antidilution provisions of
   Series B Preferred Stock                      -             -         (1,009)       (1,009)             -
                                          --------    ----------   ------------   -----------    -----------
Net loss available to common
   stockholders                           $   (137)   $   (4,087)  $    (99,023)  $   (21,110)   $   (93,549)
                                          ========    ==========   ============   ===========    ===========

Basic and diluted net loss per
   share                                  $      -    $    (9.12)  $      (7.74)  $     (8.35)   $     (1.97)
                                          ========    ==========   ============   ===========    ===========
Weighted average shares used to
   compute basic and diluted net loss
   per share                                     -           448         12,790         2,528         47,551
                                          ========    ==========   ============   ===========    ===========

   The accompanying notes are an integral part of these financial statements

                              PLANETRX.COM, INC.
                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                   (in thousands, except per share amounts)



                                                                       Preferred Stock           Common Stock        Additional
                                                                   ----------------------   ----------------------     Paid-in
                                                                      Shares     Amount        Shares     Amount       Capital
                                                                   -----------  ---------   ----------   ---------    ----------
Balance at December 31, 1996                                              64    $    --         2,800     $   --      $      32
Issuance of Series A Preferred Stock at $0.50                            222         --            --         --            111
Issuance of Series A Preferred Stock for services                         30         --            --         --             15
Net loss                                                                  --         --            --         --             --
                                                                   ---------    -------     ---------    -------      ---------
Balance at December 31, 1997                                             316         --         2,800         --            158
Issuance of Series A Preferred Stock at $0.50, net
  of issuance costs of $37                                            10,474          1            --         --          5,198
Issuance of Series A Preferred Stock for services                        149         --            --         --            188
Issuance of Series A Preferred Stock warrants for services                --         --            --         --            339
Issuance of Series A Preferred Stock in connection with
  warrants exercised                                                     100         --            --         --             50
Issuance of Common Stock and options for services                         --         --           263         --            847
Issuance of Common Stock for cash in connection with stock
  option exercises                                                        --         --         2,109         --             53
Issuance of Common Stock for notes receivable from
  stockholders                                                            --         --         1,420         --             35
Deferred stock-based compensation                                         --         --            --         --          4,570
Amortization of stock-based compensation                                  --         --            --         --             --
Net loss                                                                  --         --            --         --             --
                                                                   ---------    -------     ---------    -------      ---------
Balance at December 31, 1998                                          11,039          1         6,592         --         11,438
Issuance of Series A Preferred Stock for services                         20         --            --         --             77
Issuance of Series A Preferred Stock in connection
  with a warrant exercise                                                200         --            --         --            100
Issuance of Series B Preferred Stock at $5.00, net
  of issuance costs of $43                                             5,200         --            --         --         25,957
Issuance of Series B Preferred Stock in connection
  with a purchase option exercise                                        700         --            --         --          3,500
Issuance of Series C Preferred Stock at $8.755, net
  of issuance costs of $61                                             5,919          1            --         --         51,765
Issuance of Series C Preferred Stock for advertising                     857         --            --         --          7,500
Issuance of Series D Preferred Stock at $20.210                          371         --            --         --          7,500
Issuance of Common Stock in initial public offering                       --         --         6,900          1        101,010
Conversion of Preferred Stock into Common Stock                      (24,306)        (2)       24,637          2             --
Issuance of Common Stock for charitable contribution                      --         --           200         --          3,200
Issuance of Common Stock for selected assets and
  liabilities of yourPharmacy.com, Inc.                                   --         --        10,370          1        190,019
Issuance of Common Stock for intellectual property                        --         --           342         --          3,762
Issuance of Common Stock and options for services                         --         --            --         --          1,045
Issuance of Common Stock for cash in connection
  with stock option exercises, net                                        --         --         3,204          1          1,566
Issuance of Common Stock for services in connection
  with stock option exercises                                             --         --            41         --             21
Issuance of Series B Preferred Stock purchase option and
  warrant for financing                                                   --         --            --         --          1,842
Deferred stock-based compensation                                         --         --            --         --         33,094
Amortization of stock-based compensation                                  --         --            --         --             --
Effect of antidilution provisions of Series B Preferred Stock             --         --            --         --          1,009
Net loss                                                                  --         --            --         --             --
                                                                   ---------    -------     ---------    -------      ---------
Balance at December 31, 1999                                              --         --        52,286          5        444,405
Repurchases of unvested Common Stock from prior
  exercises of stock options and from Founder (unaudited)                 --         --          (712)        --           (335)
Issuance of Common Stock pursuant to Employee Stock
  Purchase Plan (unaudited)                                               --         --           178         --            467
Recapture of deferred stock-based compensation, net
  (unaudited)                                                             --         --            --         --         (3,035)
Amortization of stock-based compensation (unaudited)                      --         --            --         --             --
Net Loss (unaudited)                                                      --         --            --         --             --
Repayment of Note Receivable From stockholder (unaudited)                 --         --            --         --             --
                                                                   ---------    -------      --------     ------      ---------
Balance at June 30, 2000 (unaudited)                                      --    $    --        51,752     $    5      $ 441,502
                                                                   =========    =======      ========     ======      =========

                                                                                        Deferred
                                                                           Notes         Stock-                        Total Stock
                                                                         Receivable      based            Accum-         holders'
                                                                         from Stock-    Compen-           ulated          Equity
                                                                           holders      sation           Deficit        (Deficit)
                                                                         ----------  ------------      -----------     -----------
Balance at December 31, 1996                                             $   --      $      --         $      (29)     $       3
Issuance of Series A Preferred Stock at $0.50                                --             --                 --            111
Issuance of Series A Preferred Stock for services                            --             --                 --             15
Net loss                                                                     --             --               (137)          (137)
                                                                         ------      ---------         ----------      ---------
Balance at December 31, 1997                                                 --             --               (166)            (8)
Issuance of Series A Preferred Stock at $0.50, net
  of issuance costs of $37                                                   --             --                 --          5,199
Issuance of Series A Preferred Stock for services                            --             --                 --            188
Issuance of Series A Preferred Stock warrants for services                   --             --                 --            339
Issuance of Series A Preferred Stock in connection with
  warrants exercised                                                         --             --                 --             50
Issuance of Common Stock and options for services                            --             --                 --            847
Issuance of Common Stock for cash in connection with stock
  option exercises                                                           --             --                 --             53
Issuance of Common Stock for notes receivable from
  stockholders                                                              (35)            --                 --             --

Deferred stock-based compensation                                            --         (4,570)                --             --
Amortization of stock-based compensation                                     --            888                 --            888
Net loss                                                                     --             --             (4,087)        (4,087)
                                                                         ------      ---------         ----------      ---------
Balance at December 31, 1998                                                (35)        (3,682)            (4,253)         3,469
Issuance of Series A Preferred Stock for services                            --             --                 --             77
Issuance of Series A Preferred Stock in connection
  with a warrant exercise                                                    --             --                 --            100
Issuance of Series B Preferred Stock at $5.00, net
  of issuance costs of $43                                                   --             --                 --         25,957
Issuance of Series B Preferred Stock in connection
  with a purchase option exercise                                            --             --                 --          3,500
Issuance of Series C Preferred Stock at $8.755, net
  of issuance costs of $61                                                   --             --                 --         51,766
Issuance of Series C Preferred Stock for advertising                         --             --                 --          7,500
Issuance of Series D Preferred Stock at $20.210                              --             --                 --          7,500
Issuance of Common Stock in initial public offering                          --             --                 --        101,011
Conversion of Preferred Stock into Common Stock                              --             --                 --             --
Issuance of Common Stock for charitable contribution                         --             --                 --          3,200
Issuance of Common Stock for selected assets and
  liabilities of yourPharmacy.com, Inc.                                      --             --                 --        190,020
Issuance of Common Stock for intellectual property
Issuance of Common Stock and options for services                            --             --                 --          3,762
Issuance of Common Stock for cash in connection
  with stock option exercises, net                                           --             --                 --          1,045
Issuance of Common Stock for services in connection
  with stock option exercises                                                --             --                 --          1,567
Issuance of Series B Preferred Stock purchase option and
  warrant for financing                                                      --             --                 --             21
Deferred stock-based compensation                                            --        (33,094)                --          1,842
Amortization of stock-based compensation                                     --         11,322                 --         11,322
Effect of antidilution provisions of Series B Preferred Stock                --             --             (1,009)            --
Net loss                                                                     --             --            (98,014)       (98,014)
                                                                         ------      ---------         ----------      ---------
Balance at December 31, 1999                                                (35)       (25,454)          (103,276)       315,645
Repurchases of unvested Common Stock from prior
  exercises of stock options and from Founder (unaudited)                    --             --                 --           (335)
Issuance of Common Stock pursuant to Employee Stock
  Purchase Plan (unaudited)                                                  --             --                 --            467
Recapture of deferred stock-based compensation, net
  (unaudited)                                                                --          3,035                 --             --
Amortization of stock-based compensation (unaudited)                         --          7,129                 --          7,129
Net Loss (unaudited)                                                         --             --            (93,549)       (93,549)
Repayment of Note Receivable From stockholder (unaudited)                     1             --                 --              1
                                                                         ------      ---------         ----------      ---------
Balance at June 30, 2000 (unaudited)                                     $  (34)     $ (15,290)        $ (196,825)     $ 229,358
                                                                         ======      =========         ==========      =========

   The accompanying notes are an integral part of these financial statements

                              PlanetRx.com, Inc.
                           Statements of Cash Flows
                                (in thousands)

                                                                                       Year Ended December 31,
                                                                                 ----------------------------------
                                                                                  1997          1998          1999
                                                                                 --------    ----------     -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                         $ (137)     $  (4,087)     $ (98,014)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization                                                    8            139          2,214
     Non-cash interest charges related to purchase option and warrant                --             --          1,812
     Stock-based compensation                                                        15          1,648         15,665
     Amortization of intangible assets                                               --             --          9,627
     Changes in operating assets and liabilities:
       Inventories                                                                   --            (18)        (2,258)
       Prepaid expenses and other current assets                                     --         (1,250)       (10,814)
       Other assets                                                                  (2)           (79)          (817)
       Accounts payable                                                               1          1,600          5,499
       Accrued expenses                                                              22              2          4,985
       Deferred revenue                                                              --             --              8
                                                                                 ------      ---------      ---------
          Net cash used in operating activities                                     (93)        (2,045)       (72,093)
                                                                                 ------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                                  (3)        (2,929)        (9,885)
Purchases of short-term investments                                                  --             --        (65,119)
Sales of short-term investments                                                      --             --             --
                                                                                 ------      ---------      ---------
          Net cash provided by (used in) investing activities                        (3)        (2,929)       (75,004)
                                                                                 ------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock for cash, net                                       111          5,248        189,834
Proceeds from exercises of Common Stock options, net                                 --             53          1,567
Proceeds from borrowings                                                             (5)           600          6,400
Repayment of notes receivable from stockholders                                      --             --             --
Principal payments on capital lease obligations                                      --             (7)            (9)
                                                                                 ------      ---------      ---------
          Net cash provided by financing activities                                 106          5,894        197,791
                                                                                 ------      ---------      ---------

Increase (Decrease) in cash and cash equivalents                                     10            920         50,694
Cash and cash equivalents at beginning of period                                      5             15            935
                                                                                 ------      ---------      ---------
Cash and cash equivalents at end of period                                       $   15      $     935      $  51,629
                                                                                 ======      =========      =========

Supplemental cash flow information:

Cash paid for interest                                                           $    1      $       2      $     451
                                                                                 ======      =========      =========

Supplemental non-cash financing activity:

Property and equipment acquired under capital leases                             $   21      $      --      $     318
                                                                                 ======      =========      =========
Issuance of Common Stock for notes receivable from stockholders                  $   --      $      35      $      --
                                                                                 ======      =========      =========
Issuance of Common Stock in exchange for services, a prepaid asset
  in 1998, and reclassified to intangible asset in 1999                          $   --      $     614      $     614
                                                                                 ======      =========      =========
Issuance of purchase option and warrant
  for Series B Preferred Stock for financing                                     $   --      $      --      $   1,842
                                                                                 ======      =========      =========
Effect of antidilution provision of Series B Preferred Stock                     $   --      $      --      $   1,009
                                                                                 ======      =========      =========
Issuance of Series C Preferred Stock for advertising                             $   --      $      --      $   7,500
                                                                                 ======      =========      =========
Issuance of Common Stock in exchange for intangible assets                       $   --      $      --      $   3,762
                                                                                 ======      =========      =========
Issuance of Common Stock for selected assets and liabilities of
  YourPharmacy.com, Inc.                                                         $   --      $      --      $ 190,020
                                                                                 ======      =========      =========


                                                                                               Six Months Ended June 30,
                                                                                               ---------------------------
                                                                                                  1999           2000
                                                                                               ------------   ------------
                                                                                                       (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                       $ (20,101)        $ (93,549)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization                                                                   697             2,676
     Non-cash interest charges related to purchase option and warrant                                906              --
     Stock-based compensation                                                                      4,308             7,129
     Amortization of intangible assets                                                                --            20,430
     Changes in operating assets and liabilities:
       Inventories                                                                                (1,594)             (691)
       Prepaid expenses and other current assets                                                  (2,366)            2,984
       Other assets                                                                                  (87)              180
       Accounts payable                                                                            2,136               874
       Accrued expenses                                                                              495             2,951
       Deferred revenue                                                                              375                 8
                                                                                               ---------         ---------
         Net cash used in operating activities                                                   (15,231)          (57,008)
                                                                                               ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases  of property and equipment                                                              (2,381)          (11,217)
Purchases of short-term investments                                                                   --                --
Sales of short-term investments                                                                       --            65,119
                                                                                               ---------         ---------
         Net cash provided by (used in) investing activities                                      (2,381)           53,902
                                                                                               ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock for cash, net                                                     77,773                --
Proceeds from exercises of Common Stock options, net                                                 595               132
Proceeds from borrowings                                                                           1,000             2,000
Repayment of notes receivable from stockholders                                                       --                 1
Principal payments on capital lease obligations                                                       (3)              (48)
                                                                                               ---------         ---------
         Net cash provided by financing activities                                                79,365             2,085
                                                                                               ---------         ---------

Increase (Decrease) in cash and cash equivalents                                                  61,753            (1,021)
Cash and cash equivalents at beginning of period                                                     935            51,629
                                                                                               ---------         ---------
Cash and cash equivalents at end of period                                                     $  62,688         $  50,608
                                                                                               =========         =========

Supplemental cash flow information:

Cash paid for interest                                                                         $     146         $     457
                                                                                               =========         =========

Supplemental non-cash financing activity:

Property and equipment acquired under capital leases                                           $      --         $      --
                                                                                               =========         =========
Issuance of Common Stock for notes receivable from stockholders                                $      --         $      --
                                                                                               =========         =========
Issuance of Common Stock in exchange for services, a prepaid asset
  in 1998, and reclassified to intangible asset in 1999                                        $     614         $      --
                                                                                               =========         =========
Issuance of purchase option and warrant
  for Series B Preferred Stock for financing                                                   $   1,842         $      --
                                                                                               =========         =========
Effect of antidilution provision of Series B Preferred Stock                                   $   1,009         $      --
                                                                                               =========         =========
Issuance of Series C Preferred Stock for advertising                                           $   7,500         $      --
                                                                                               =========         =========
Issuance of Common Stock in exchange for intangible assets                                     $   3,762         $      --
                                                                                               =========         =========
Issuance of Common Stock for selected assets and liabilities of
  YourPharmacy.com, Inc.                                                                       $      --         $      --
                                                                                               =========         =========

   The accompanying notes are an integral part of these financial statements

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)

Note 1--The Company and Summary of Significant Accounting Policies

The Company

   PlanetRx.com, Inc. ("PlanetRx" or the "Company"), is an online healthcare destination for commerce, content and community. The Company was incorporated in Delaware on March 31, 1995 and was in the development stage through December 31, 1998.

Liquidity

   The Company has sustained losses since inception and expects to continue to incur losses for the foreseeable future. The Company has incurred net losses of $7,000 for the year ended 1996, $137,000 for the year ended 1997, $4.1 million for the year ended 1998, $98.0 million for the year ended December 31, 1999 and $93.5 million for the six months ended June 30, 2000. In July 2000, the Company signed a common stock purchase agreement for up to $50.0 million in equity financing. The company anticipates that draws under this agreement will be sufficient to meet their anticipated working capital and capital expenditure requirements for the next 12 months. However, there is no assurance that the Company will be able to meet the conditions required for drawing funds from the equity line, and the Company may need to raise additional funds. The Company cannot be certain that additional financing will be available on favorable terms when required, or at all.

Unaudited interim results

   The interim financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000, together with the financial data and other information for those periods disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Cash and cash equivalents and short-term investments

   The Company invests its excess cash in debt instruments of the U.S. Government and its agencies, and in high-quality corporate issuers. All highly liquid instruments with an original maturity of three months or less are considered cash equivalents, those with original maturities greater than three months and current maturities less than twelve months from the balance sheet date are considered short-term investments and those with maturities greater than twelve months from the balance sheet date are considered long-term investments.

   The Company's marketable securities are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. Realized gains or losses and permanent declines in value, if any, on available-for-sale securities will be reported in other income or expense as incurred. As of December 31, 1998 and 1999, and as of June 30, 2000, amortized cost approximated fair value and unrealized gains and losses were insignificant.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)

Prepaid expenses and other current assets

   Prepaid expenses and other current assets consists primarily of prepaid advertising costs.


Inventories

   Inventories, of which all are finished goods, are carried at the lower of cost or market determined using weighted average cost.


Property and equipment

   Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally three years. Leasehold improvements and assets held under capital leases are amortized over the term of the lease or estimated useful lives, whichever is shorter.

Long-lived assets

   The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. The Company assesses the impairment of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.


Intangible assets

   Intangible assets are amortized using the straight-line method over their respective estimated useful lives from two to five years.


Revenue recognition

   The Company recognizes revenue from product sales, net of allowances for coupons, discounts and estimated returns, when the product is shipped from the Company's warehouse to the customer. Outbound shipping and handling charges, which are charged to the customer, are included in net revenue. The Company provides an allowance for sales returns, based on historical experience, in the period revenues are recognized. Payment for product sales is generally made by credit card. Consequently, accounts receivable balances are insignificant and have been included in other assets. The Company recognizes sponsorship revenue ratably over the related service period.

   The Company complies with the provisions of Emerging Issues Task Force No. 99-17, "Accounting for Barter Transactions." The fair value of the advertising barter transactions cannot be reasonably determined and therefore the revenue and corresponding advertising expenses have not been recorded.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)

Product development

   Product development costs are expensed as incurred, except for certain software development costs. In January 1999, the Company adopted Statement of Position ("SOP") 98-1, which requires development costs associated with internal use software to be charged to operations until certain capitalization criteria are met.


Advertising expense

   The Company recognizes advertising expenses in accordance with Statement of Position 93-7 "Reporting on Advertising Costs." As such, the Company expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Internet advertising expenses are recognized based on the terms of the individual agreements, but generally over the greater of the ratio of the number of impressions received over the total number of contracted impressions, or on a straight-line basis over the term of the contract. Advertising expenses totaled $266,000 and $29.2 million for the years ended December 31, 1998 and 1999, respectively, and $5.0 million and $19.0 million for the six months ended June 30, 1999 and 2000, respectively. There was no advertising expense for the year ended December 31, 1997.


Stock-based compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation expense is based on the difference, as of the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

   The Company amortizes stock-based compensation recorded in connection with certain stock option grants over the vesting periods of the related options.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)

Recapitalization and exchange

   In September 1998, the Company amended its Certificate of Incorporation to effect a stock exchange whereby all of its then outstanding shares of Common Stock were exchanged for Series A Preferred Stock ("Series A") at an exchange ratio of 500-for-1. In connection with the recapitalization, the Company's founders immediately exchanged shares of 1,600,000 Series A for restricted Common Stock. At such time, generally twenty-five percent of the shares vested immediately with the remaining seventy-five percent vesting monthly over a three year period. All references in the financial statements to the number of shares and to the per share amounts available to then Common and Preferred stockholders have been retroactively adjusted to reflect the recapitalization and exchange.


Concentration of credit risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and short-term investments. The Company manages credit risk related to cash and cash equivalents and short-term investments by only maintaining these accounts with high quality financial institutions. As of December 31, 1999, one customer accounted for 11% of revenue. During the six months ended June 30, 2000, no customer accounted for more than 10% of revenue.


Fair value of financial instruments

   The Company's financial instruments include cash and cash equivalents, short-term investments, borrowings, capital lease obligations and accounts payable, and are carried at cost, which approximates their fair value due to their short-term maturities.


Income taxes

   Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.


Net loss per common share

   The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98").

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)


Comprehensive income

   The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. During the two years ended December 31, 1999 and the six months ended June 30, 2000, the Company has not had any significant transactions that are required to be reported in comprehensive income.


Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.


Segment information

   The Company complies with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company identifies its operating segments based on business activities and management responsibility. The Company operates in a single business segment providing online services in the United States.


Recent accounting pronouncements

     In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 is effective for the fourth quarter of years ending after December 31, 1999. The Company will adopt SAB 101 in the quarter ending December 31, 2000 and does not expect such adoption to have an impact on the Company's results of operations, financial position or cash flows.

     In March 2000, the Emerging Issues Task Force released Issue No. 00-02 ("EITF 00-02"), "Accounting for Web Site Development Costs". EITF 00-02 is effective for all fiscal quarters beginning after June 30, 2000. EITF 00-02 discusses the capitalization criteria regarding web site development costs. The Company will adopt EITF 00-02 in the quarter ending September 30, 2000 and does not expect such adoption to have a significant impact on the Company's results of operations, financial position or cash flows.

     In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25" (the "Interpretation"). The Interpretation is intended to clarify certain issues that have arisen in practice since the issuance of APB 25. The Company will adopt the Interpretation on July 1, 2000 and does not expect such adoption to have a significant impact on the Company's results of operations, financial position or cash flows.

     In July and September 2000, the Emerging Issues Task Force released Issue No. 00-10 ("EITF 00-10"), "Accounting for Shipping and Handling Revenues and Costs". EITF 00-10 notes that amounts billed, if any, for shipping and handling should be included in revenue. If shipping and handling costs are significant and are not included in costs of sales, a company should disclose both the amount of such costs and which line item on the income statement includes that amount. EITF 00-10 is effective for the Company's fourth quarter of 2000. The Company will adopt the pronouncement in the quarter ending December 31, 2000, and does not expect such adoption to have a significant impact on its results of operations, financial position, or cash flows.

     In May 2000, the Emerging Issues Task Force released Issue No. 00-14 ("EITF 00-14"), "Accounting for Certain Sales Incentives". EITF 00-14 is effective for our fourth quarter of 2000. The Company will adopt the pronouncement in the quarter ending December 31, 2000, and does not expect such adoption to have a significant impact on its results of operations, financial position, or cash flows.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)

NOTE 2 - EXPRESS SCRIPTS

   In October 1999, the Company completed a series of agreements with Express Scripts, Inc. and its wholly owned subsidiary, YourPharmacy.com. The Company issued 10,369,990 shares of its Common Stock, valued at approximately $168.0 million to Express Scripts, in exchange for selected assets totaling $86,000 and liabilities totaling $3.4 million of YourPharmacy.com. The total purchase price of approximately $193.5 million also consisted of the estimated fair value of 1,810,019 options to purchase the Company's Common Stock in exchange for outstanding YourPharmacy.com options, as well as direct acquisition costs. The allocation of the purchase price resulted in an excess purchase consideration over tangible net liabilities of approximately $193.4 million, which has been allocated to intangible assets being amortized over 5 years. The Company amortized approximately $8.4 million for the year ended December 31, 1999, $19.3 million in the six months ended June 30, 2000, and expects to amortize $19.3 million over the rest of 2000, $38.7 million in 2001, 2002 and 2003, and $30.3 million in 2004. Results of operations for YourPharmacy.com have been included with those of the Company for periods subsequent to the date of acquisition.


   The following table illustrates the components of net revenues and net loss attributable to PlanetRx.com and YourPharmacy.com for the periods presented, as if the purchase had occurred at the beginning of the period (in thousands).

                                                              December 31,
                                           -------------------------------------------------
                                                1997              1998              1999
                                           --------------    -------------     -------------
Net Revenue:
 PlanetRx.com                               $           -     $          -      $      8,999
 YourPharmacy.com                                       -                -               280
                                           --------------    -------------     -------------
                                            $           -     $          -      $      9,279
                                           ==============    =============     =============

Net loss available to common stockholders:

 PlanetRx.com                               $        (137)    $     (4,087)     $    (99,023)
 YourPharmacy.com                                       -           (1,204)           (5,609)
                                           --------------    -------------     -------------
                                            $        (137)    $     (5,291)     $   (104,632)
                                           ==============    =============     =============


   In June 2000, the Company restructured its agreement with Express Scripts, Inc. Under the new agreement, which eliminates PlanetRx.com's annual $14.6 million payments to Express Scripts, PlanetRx.com paid only the second quarter marketing expenses of $3.7 million, as well as a one-time contract termination fee of $4.3 million. PlanetRx.com remains the preferred Internet pharmacy for Express Scripts for a term of five years, subject to certain exceptions, with the right to participate in the Express Scripts network for a period of give years, and Express Scripts retains ownership of its 10,300,000 shares of PlanetRx.com common stock.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)

NOTE 3 - BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                                  December 31,              June 30,
                                                        -----------------------------
                                                             1998              1999           2000
                                                        ------------      -----------    ------------
Prepaid expenses and other current assets:                                                 (unaudited)
 Prepaid advertising                                     $     1,250       $   11,402     $     8,397
 Prepaid content                                                   -            6,679           5,442
 Prepaid (intangible assets)                                     614                -               -
 Other                                                             -            1,513           2,771
                                                        ------------      -----------    ------------
                                                         $     1,864       $   19,594     $    16,610
                                                        ============      ===========    ============

                                                                  December 31,              June 30,
                                                        -----------------------------
                                                             1998              1999           2000
                                                        ------------      -----------    ------------
Property and equipment:                                                                    (unaudited)
 Computer equipment and software                         $     2,415       $   10,585     $    13,439
 Warehouse equipment                                               -              179           4,557
 Equipment under capital leases                                   21              339           2,318
 Furniture and fixtures                                          435              990           1,454
 Leasehold improvements                                           86              485           2,057
 Construction in progress                                          -              668             638
                                                        ------------      -----------    ------------
                                                               2,957           13,246          24,463
 Less:  Accumulated depreciation and
  amortization                                                  (148)          (2,362)         (5,038)
                                                        ------------      -----------    ------------
                                                         $     2,809       $   10,884     $    19,425
                                                        ============      ===========    ============


   Depreciation expense for the three years ended December 31, 1999 and for the six months ended June 30, 1999 and 2000 was $8,000, $139,000, $2.2 million,
$697,000 and $2.7 million, respectively. Accumulated depreciation of assets under capital leases totaled $12,000, $16,000, $21,000, and $388,000 at December 31, 1997, 1998 and 1999, and June 30, 2000, respectively.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)

                                                                  December 31,              June 30,
                                                        -------------------------------
                                                             1998              1999           2000
                                                        ---------------   -------------  -------------
Accrued expenses:                                                                          (unaudited)
 Accrued marketing expenses                              $            -    $      3,971   $      3,750
 Accrued merger expenses                                              -           2,345            115
 Compensation and benefits                                           28           1,551          2,634
 Other                                                                -             577            646
                                                        ---------------   -------------  -------------
                                                         $           28    $      8,444   $      7,145
                                                        ===============   =============  =============

NOTE 4--SHORT-TERM INVESTMENTS:

   All of the Company's investments are considered available-for-sale securities and consisted of the following (in thousands):

                                                                  December 31,              June 30,
                                                        -------------------------------
                                                             1998              1999           2000
                                                        ---------------   -------------  -------------
                                                                                         (unaudited)
Demand deposits                                          $            -    $      1,558   $      9,860
Money market funds                                                    -           6,697          1,446
Commercial Paper                                                      -          41,143         35,523
US Government and agencies                                            -          67,350          3,779
                                                        ---------------   ----------------------------
                                                         $            -    $    116,748   $     50,608
                                                        ===============   =============  =============


   All short-term investments as of June 30, 2000, contractually mature within one year.


NOTE 5--NOTE RECEIVABLE:

   During 1999, in connection with an employment agreement, the Company entered into a full-recourse note receivable with an employee for $700,000 bearing interest at 8.25% per annum payable over three years. Repayment of a portion of the note may be due upon the employee's sale of any Company Common Stock, subject to the Company's discretion. Such repayment will not exceed 50% of the net gain on the stock sold. At June 30, 2000, $500,000 was outstanding under this note.


NOTE 6--INCOME TAXES:

   At December 31, 1999, the Company had approximately $30.0 million and $65.0 million, of federal and state net operating loss carryforwards, respectively, available to offset future taxable income which expire in varying amounts beginning in 2018 and 2006, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
   (information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)


may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

   The Company has incurred losses from inception through the year ended December 31, 1999. Due to the uncertainty surrounding the realization of the favorable tax attributes and future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax assets.


   Deferred tax assets and liabilities consist of the following (in thousands):

                                                       December 31,
                                             ------------------------------
                                                  1998              1999
                                             -------------     ------------

Deferred tax assets:
 Net operating loss carryforwards             $      1,066      $    26,273
 Accruals and reserves                                  (3)          (2,366)
                                             -------------     ------------
                                                     1,063           23,907
 Less valuation allowance                           (1,063)         (23,907)
                                             -------------     ------------
                                              $         -       $        -
                                             =============     ============

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

NOTE 7--BORROWINGS:

Notes payable

     At December 31, 1998, the Company had a demand note payable for $600,000 with a financing institution. The note bore interest at 10.0% per annum with principal and accrued interest due on April 1, 1999. In January 1999, the Company entered into another demand note payable for $1.0 million with the same financing institution. The note bore interest at 10.0% per annum with principal and accrued interest due on April 1, 1999. Upon the signing of the below mentioned line of credit, the Company consolidated the above mentioned demand notes under the terms of that agreement.

Line of credit

     In January 1999, the Company entered into a $7.0 million line of credit under a Loan and Security Agreement with the same financing institution. Each draw down must be in increments of at least $1.0 million. Interest will accrue from the date of each draw down at a rate of 11.0% per annum. Accrued interest will be payable in 18 equal monthly installments followed by 18 equal installments of principal plus accrued interest from the date of each draw down. Equipment, inventory, general intangibles, and other assets of the Company are pledged as collateral for this agreement. At June 30, 2000, the Company had $7.0 million outstanding under the line of credit.

     As of June 30, 2000, principal payments are payable over the next nine quarters beginning with the quarter ended September 30, 2000 totaling $165,000, $253,000, $538,000, $1.1 million, $1.1 million, $1.2 million, $1.0 million,
$945,000 and $645,000, respectively.

Equipment financing arrangement

     In January 1999, the Company entered into a $2.0 million capital lease credit facility with a financing institution. Interest accrues from the date of each draw down at a rate of 8.25% per annum. The arrangement allows for principal and accrued interest to be paid in 42 equal monthly installments from the date of each draw down. The company drew down the entire facility during the first quarter of 2000, and $2.0 million remained outstanding as of June 30, 2000.

NOTE 8--COMMITMENTS AND CONTINGENCIES:

Leases

     The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through July 2005. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period. Rent expense under these leases totaled $39,000, $111,000, and $1.2 million during the years ended December 31, 1997, 1998, and 1999, and $476,000 and $902,000 for the six months ended June 30, 1999 and 2000, respectively.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

   Future minimum lease payments under noncancelable operating and capital leases at December 31, 1999 are as follows (in thousands):


                                                 Capital        Operating
Year Ended December 31,                          Leases          Leases
---------------------------------------------  ----------       ----------
2000                                            $     96           $ 1,902
2001                                                  94             1,837
2002                                                  94               995
2003                                                  94               969
2004                                                  55               663
Thereafter                                            -                129
                                               ----------       ----------
Total minimum lease payments                         433           $ 6,495
                                                                ==========
Less: Amount representing interest                  (114)
                                               ----------
Present value of capital lease obligations           319
Less: Current portion                                (54)
                                               ----------
 Long-term portion of capital lease
  obligations                                   $    265
                                               ==========

Advertising agreement

     In December 1998, the Company entered into a three-year marketing agreement with a web portal company. Under the terms of the agreement, the Company will be provided with a specific number of advertising impressions featuring it as an online full service pharmacy devoted to health and wellness needs. In consideration, the Company has agreed to pay approximately $15.0 million over a three-year term. The Company will recognize these fees as marketing and sales expenses over the greater of (i) the ratio of the number of impressions delivered over the total number of contracted impressions, or (ii) a straight-line basis over the term of the contract. The Company paid an initial installment to the web portal company of approximately $1.2 million prior to the start of the Internet advertising. Such amount is included in prepaid expenses and other current assets in the balance sheet at December 31, 1998. During the year ended December 31, 1999 and the six months ended June 30, 2000, the Company paid $6.3 million and $15 million, and recognized $4.0 million and $2.5 million in advertising expense in connection with the agreement. See Note 14 to the Financial Statements for subsequent events.

Other commitments

     At June 30, 2000, the Company had additional commitments for online advertising, promotion programs and employment agreements. Future minimum commitments under the noncancelable agreements are approximately $2.7 million, $6.0 million and $3.6 million in the years ending December 31, 2000, 2001 and 2002, respectively. See Note 14 to the Financial Statements for subsequent events.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

     In May 2000 (unaudited), the Company adopted a bonus program for certain employees. The program may pay out a maximum of $5.96 million in 2000 and 2001 for the achievement of milestones in 2000 and 2001.

Contingencies

     From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues for contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect in the financial position or results of operations of the Company.

NOTE 9--STOCKHOLDERS EQUITY (DEFICIT):

     In October 1999, PlanetRx.com completed its initial public offering of 6,900,000 shares (including the exercise of the underwriters' overallotment option) at a price of $16.00 per share. The Company received net cash proceeds of approximately $101.0 million, after underwriting discounts and offering costs. The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 100,000,000 and 5,000,000 shares of $0.0001 par value Common Stock and Preferred Stock, respectively. A portion of the shares sold is subject to the right of repurchase by the Company subject to vesting, generally over a four-year period. No dividends have on common stock have been declared by the Board of Directors from inception through June 30, 2000.

Common Stock

Founder Stock Agreements

     Certain Common Stock was issued to founders of the Company and is subject to repurchase in the event of voluntary termination or involuntary termination with cause. On September 15, 1998, generally twenty-five percent of the shares vested immediately with the remaining seventy-five percent vesting monthly over a three-year period. In the event of termination without cause, a substantial sale of the Company's assets, or a merger, all remaining shares would immediately vest. As of December 31, 1999 and June 30, 2000, approximately 1,971,000 and 1,283,000 shares, respectively, of outstanding Common Stock were subject to repurchase by the Company at $0.025.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

Notes receivable from stockholders

     At December 31, 1999 and June 30, 2000, the Company held full-recourse notes receivable from stockholders of the Company totaling $35,000 and $34,000, respectively, for purchases of the Company's Common Stock. The notes bear interest at 5.54% per annum. The principal and accrued interest are due five years from the anniversary of the notes.

Common Stock and options for services

     During 1998, the Company issued 65,000 shares of Common Stock to a non-employee for services previously rendered. The Company recorded the estimated fair value of the stock and recognized $133,000 as stock-based compensation expense.

     During 1998, the Company issued 198,000 shares of Common Stock to an employee of the Company for services rendered in connection with the acquisition and transfer of certain domain names. The Company recorded the estimated fair value of the stock of $614,000 as a prepaid asset, and reclassified such amount to intangible assets upon the transfer of such rights in January 1999. The fair value of the stock will be amortized as stock-based compensation expense over the estimated useful life, which is deemed to be two years. During the year ended December 31, 1999 and the six months ended June 30, 2000, the Company amortized $308,000 and $152,000 as stock-based compensation expense, respectively.

     During 1998 and 1999, the Company granted approximately 38,000 and 108,000 options, respectively, to purchase Common Stock to members of the Health Advisory Board in exchange for services rendered. The options originally vested over four years. In 1999, the Company amended the options to become fully vested. Until their acceleration, these options were subject to variable plan accounting, with fair value remeasurements at the end of each quarterly reporting period. During the year ended December 31, 1998, the Company recorded deferred stock-based compensation expense related to these grants of $116,000 and amortized $5,000 as stock-based compensation expense. During the year ended December 31, 1999, but before the acceleration of the vesting of these options, the Company recorded additional deferred stock-based compensation expense of $356,000. During the year ended December 31, 1999, the Company recognized a total of $1.2 million, including the effect of the acceleration, as stock-based compensation expense, of which $471,000 was recorded as amortization of the deferred amount and $709,000 was charged as period expense.

     During 1998, the Company granted approximately 50,000 options to purchase Common Stock to non-employees for services previously rendered. The options were fully vested upon grant date. The Company recorded stock-based compensation expense of $100,000, using the Black-Scholes pricing model.

     During 1999, the Company granted approximately 36,000 options to purchase Common Stock to non-employees for services previously rendered. The options were fully vested upon grant date. The Company recorded stock-based compensation expense of $193,000, using the Black-Scholes pricing model. Of the 36,000 options that

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

were granted, 21,000 were exercised with additional services previously rendered. The Company recorded stock-based compensation expense of $8,000 in connection with these exercises.

     During 1999, the Company granted options to purchase approximately 18,000 shares of Common Stock to non-employees in exchange for services rendered. The options originally vested over two years. In June 1999, the Company amended the options to become fully vested. These options were subject to variable plan accounting until June 1999 when the options became fully vested, and accordingly, the Company periodically remeasured the fair value of such options and recognized stock-based compensation expense as the options vested. In 1999, the Company recorded the estimated fair value of the options and recognized stock-based compensation expense of $125,000, using the Black-Scholes pricing model. The options granted were exercised with additional services previously rendered. The Company recorded stock-based compensation expense of $13,000 in connection with these exercises.

Common Stock for intellectual property

     During 1999, the Company issued 342,000 shares of Common Stock to a company affiliated with an employee of the Company for additional domain names. The Company recorded the estimated fair value of the stock of approximately $3.8 million as an intangible asset. The fair value of the stock will be amortized as stock-based compensation expense over the estimated useful life, which is deemed to be two years. During the year ended December 31, 1999 and the six months ended June 30, 2000, the Company recognized $941,000 and $941,000 of amortization expense, respectively.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

Reserved shares

     The Company has reserved shares of Common Stock for future issuance as follows (in thousands):

                                          December 31,    June 30,
                                              1999         2000
                                         ------------   -----------
                                                        (unaudited)
     Options available and outstanding
      under the option plans                   11,752        14,295
     Exercise of outstanding warrants              17            17
     Common Stock outstanding                  52,286        51,752
     Undesignated                              35,945        33,936
                                         ------------   -----------
                                              100,000       100,000
                                         ============   ===========

Common stock and option grants

     During 1999, the Company granted incentive stock options to an employee to purchase 750,000 shares of Common Stock at an exercise price of $9.00 and 250,000 shares of Common Stock at an exercise price of $16.00. In connection with the stock option grants with an exercise price of $9.00, the Company recorded unearned compensation of approximately $5.3 million, which is being amortized over the four-year vesting period of the related options.

     During 1999, the Company issued 25,000 shares of Common Stock to an employee and recorded $400,000 in stock-based compensation expense. During the year ended December 31, 1999 and the six months ended June 30, 2000, the Company amortized $200,000, respectively, as stock-based compensation expense.

Preferred Stock

        Upon the consummation of the initial public offering, all outstanding shares of preferred stock were converted into 24,637,000 shares of common stock. Prior to such conversion, Series A, B, C and D Preferred Stock held certain voting, dividend, liquidation and conversion rights. No dividends on preferred stock were declared by the Board of Directors from inception through the date of conversion. Per share conversion ratios for Series A, B, C and D Preferred Stock were 1.0000, 1.0463, 1.0084 and 1.0000, respectively.

Series A Preferred Stock for services

     During 1997, the Company issued approximately 30,000 shares of Series A Preferred Stock to non-employees in exchange for services previously rendered. The Company recorded the estimated fair value of the stock of $15,000 as general and administrative expense.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

     During 1998, the Company issued 149,000 shares of Series A Preferred Stock to non-employees and a company affiliated with a member of the Board of Directors of the Company in exchange for services previously rendered. The Company recorded the estimated fair value of the stock of $188,000 as stock-based compensation expense.

     During 1999, the Company issued 20,000 shares of Series A Preferred Stock to a non-employee for services previously rendered. The Company recorded the estimated fair value of the stock of $77,000 as stock-based compensation expense.

Warrants for Series A Preferred Stock

     During 1998, the Company issued warrants to purchase 300,000 shares of Series A Preferred Stock for $0.50 per share to Directors of the Company in exchange for services previously rendered. The warrants were exercisable on the date of grant and expire in October 2000. The Company recorded the fair value of the warrants of approximately $339,000, using the Black-Scholes pricing model, at the date of issuance as stock-based compensation expense. All of these warrants were exercised during 1998 and 1999.

Series B Preferred Stock purchase option and warrant for financing

     During 1999, the Company issued a purchase option for up to 700,000 shares of Series B Preferred Stock at $5.00 per share in conjunction with the $7.0 million line of credit. The Company recorded prepaid debt issuance costs of $1.8 million using the Black-Scholes pricing model and recognized non-cash interest expense of $1.8 million during the year ended December 31, 1999. In August 1999, the purchase option was exercised and approximately 732,000 shares of Series B Preferred Stock were issued.

     During 1999, the Company issued a warrant to purchase 16,000 shares of Series B Preferred Stock at $5.00 per share in conjunction with the equipment financing arrangement. The warrant expires one year after the completed initial public offering or October 2000. The Company recorded prepaid debt issuance costs of $42,000 using the Black-Scholes pricing model and recognized non-cash interest expense of $12,000 during the year ended December 31, 1999. The remaining prepaid debt issuance costs will be amortized over the term of the agreement. At June 30, 2000, the warrant remained outstanding. Common Stock issuable upon the exercise and conversion of the warrant at December 31, 1999 was approximately 17,000 shares.

Effect of antidilution provision of Series B Preferred Stock

     During 1999, upon the change of the conversion ratio of Series B, the Company recorded $1.0 million associated with the then outstanding Series B stock, warrants and purchase option. The change of the conversion ratio was valued using the difference of the fair value of the Preferred Stock in January and June of 1999, and a calculation of potential incremental Common Shares of approximately 274,000.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

Series C Preferred Stock for advertising

     During 1999, in conjunction with the sale of Series C Preferred Stock, the Company issued approximately 1,714,000 shares of Series C Preferred Stock to a third-party for $7.5 million in cash and $7.5 million for future advertising services. The services may be utilized within a two-year period. The Company originally recorded the value of the future services as prepaid advertising. The Company will recognize advertising expense during the period in which the services are provided based upon the rate card value of such services.

Series D Preferred Stock for advertising

     In September 1999, the Company issued 371,103 shares of Series D Preferred Stock to a web portal company in exchange for approximately $7.5 million in cash.

NOTE 10--NET LOSS PER SHARE

     Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted average number of common and common equivalents, if dilutive. Common equivalent shares consist of the incremental common shares subject to issuance upon conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method), and the common shares outstanding subject to repurchase. The periods presented below exclude potential common shares as the effect of such shares on a weighted average basis is anti-dilutive.

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)


     The following table sets forth the computation of basic and diluted net loss per share and pro forma basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                             Year Ended December 31,     Six Months Ended June 30,
                                       -------------------------------   -------------------------
                                          1997       1998       1999        1999           2000
                                       ---------- ---------  ---------   ----------     ----------
                                                                                 (unaudited)
Numerator
  Net Loss                             $  (137)   $ (4,087)  $ (98,014)  $ (20,101)     $ (93,549)
  Effect of anti-dilution provisions
   of Series B Preferred Stock              -           -       (1,009)     (1,009)            -
                                       -------    --------   ---------   ---------      ---------
  Net loss available to Common
   stockholders                        $  (137)   $ (4,087)  $ (99,023)  $ (21,110)     $ (93,549)
                                       =======    ========   =========   =========      =========
Denominator:
  Weighted average common shares         2,800       3,706      19,051       8,766         52,005
  Weighted average unvested common
  shares subject to repurchase          (2,800)     (3,258)     (6,261)     (6,238)        (4,454)
                                       -------    --------   ---------   ---------      ---------
  Denominator for basic and diluted
   calculation                              -          448      12,790       2,528         47,551
                                       =======    ========   =========   =========      =========

Net loss per share:
  Basic and diluted                    $    -     $  (9.12)  $   (7.74)  $   (8.35)     $   (1.97)
                                       =======    ========   =========   =========      =========


NOTE 11 -- EMPLOYEE BENEFIT PLANS:

401(k) Savings Plan

     The Company has a savings plan (the "Savings Plan") which qualifies as a defined contribution arrangement under Section 401(a), 401(k) and 501(a) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a percentage (not to exceed 25%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees on the United States payroll of the Company are eligible to participate in the Plan. The Company will determine its contributions, if any, based on its current profits and/or retained earnings; however, no contributions have been made since the inception of the Savings Plan.

Stock Plans

     To date, options granted generally vest ratably monthly over four years; 25% one year after date of grant and remaining options thereafter vest in equal monthly installments over the following 36 months. At December 31, 1999 and June 30, 2000, there were approximately 3,885,000 and 2,905,000 shares subject to repurchase, respectively. As of June 30, 2000, the Company had four stock-based compensation plans, which are described below.

1998 Stock Plan

     In October 1998, the Company adopted the 1998 Stock Plan, which was amended in February 1999 (the "1998 Plan"). The Plan provides for the granting of direct stock

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

grants and stock options to employees, outside directors, and consultants of the Company. Upon the consummation of the initial public offering, all options were assumed by the 1999 Equity Incentive Plan. Options granted under the 1998 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The 1998 Plan provides that the options shall be exercisable over a period not to exceed ten years from the date of the grant; however, in the case of an ISO granted to a person owning more than 10% of the combined voting power of all classes of the stock of the Company, the term of the option will be five years from the date of the grant. Options are exercisable immediately and are subject to a repurchase right by the Company at the original issuance price which lapses over a maximum period of five years.

     In accordance with the 1998 Plan, the stated exercise price shall not be less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively.

1998 YourPharmacy.com Stock Plan

     In October 1999, the Company assumed the YourPharmacy.com 1998 Stock Plan (the "YourPharmacy.com Plan"). The Plan provides for the granting of direct stock grants and stock options to employees, outside directors, and consultants of the Company. At June 30, 2000, the Company has reserved 1,810,000 shares of common stock for issuance under the YourPharmacy.com Plan. Options granted under the YourPharmacy.com Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The YourPharmacy.com Plan provides that the options shall be exercisable over a period not to exceed ten years from the date of the grant; however, in the case of an ISO granted to a person owning more than 10% of the combined voting power of all classes of the stock of the Company, the term of the option will be five years from the date of the grant.

     In accordance with the YourPharmacy.com Plan, the stated exercise price shall not be less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively.

1999 Equity Incentive Plan

     In July 1999, effective immediately prior to the effective date of the initial public offering, the Board of Directors adopted and the stockholders approved, the 1999 Equity

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

Incentive Plan (the "1999 Plan") and reserved 6,000,000 shares of the
Company's Common Stock, plus the aggregate number of shares available under the 1998 Plan, for issuance thereunder. At June 30, 2000, the Company has reserved 17,161,000 shares of common stock for issuance under the 1999 Equity Incentive Plan. In January 2000, and every year thereafter until the year 2005, shares reserved for issuance will automatically increase by a number equal to the lesser of 5% of the total number of Common Stock outstanding or 2,000,000 shares. The 1999 Plan authorized the award of options, restricted stock awards and stock bonuses (the "Awards"). No person will be eligible to receive more than 2,000,000 shares in any calendar year pursuant to Awards under the 1999 Plan other than a new employee of the Company who will be eligible to receive no more than 2,500,000 shares in the calendar year in which such employee commences employment. Options granted under the 1999 Plan may be either incentive stock options ("ISO") or nonqualified stock options ("NSO"). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, outside directors, and consultants of the Company.

     Options under the 1999 Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that
(i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant.

1999 Director Stock Option Plan

     In July 1999, the Board of Directors adopted and stockholders approved the 1999 Director Stock Option Plan ("Director Plan") which will become effective immediately prior to the effective date of the initial public offering. The Director Plan reserves a total of 400,000 shares of the Company's Common Stock for issuance thereunder. Members of the board who are not employees of the Company, are eligible to participate in the Director Plan. The option grants under the Director Plan are automatic and nondiscretionary, and the exercise price of the options must be 100% of the fair market value of the common stock on the date of grant. Each eligible director who first becomes a member of the board will initially be granted an option to purchase 25,000 shares on the date such director first becomes a director. Immediately following each annual meeting of the Company each eligible director will automatically be granted an additional option to purchase 10,000 shares if such director has served continuously as a member of the board for at least the preceding six months. The term of such options is ten years, provided that they will terminate twelve months following the date the director ceases to be a director or a consultant of the Company (twelve months if the termination is due to death or disability). Options will vest, if applicable, as determined by individual grant terms. As of June 30, 2000, no shares have been granted under the Director Plan.

Stock plan activity

                              PLANETRX.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS
(information as of and relating to the six months ended June 30, 1999 and 2000 is unaudited)

     The following summarizes stock option activity under the stock plans (in thousands, except per share amounts):

                                                         Options Outstanding
                                                        ---------------------
                                                                     Weighted
                                            Options                  Average
                                           Available    Number of    Exercise
                                           for Grant     Options       Price
                                           ---------    ---------    --------
 Shares authorized                             4,861           -     $     -
 Options granted                              (3,184)       3,184    $   0.03
 Options exercised                                -        (2,109)   $   0.03
 Options canceled                                 -            -     $     -
 Shares granted                                 (263)          -     $   0.05
                                           ---------    ---------    --------
Balance at December 31, 1998                   1,414        1,075    $   0.05
 Shares authorized                            12,510           -     $     -
 Options granted                              (8,706)       8,706    $   4.96
 Options exercised                                -        (3,393)   $   0.50
 Options canceled                                158         (158)   $  (1.67)
 Unvested shares repurchased                     147           -     $     -
                                           ---------    ---------    --------
Balance at December 31, 1999                   5,523        6,230    $   6.63
 Shares authorized                             2,000           -     $     -
 Options granted                              (5,338)       5,338    $   4.65
 Options exercised                                -           (15)   $   0.35
 Options canceled                              1,718       (1,718)   $   5.71
 Unvested shares repurchased                     560           -     $     -
                                           ---------    ---------    --------
Balance at June 30, 2000                       4,463        9,835    $   5.73
                                           ---------    ---------    --------

     The weighted-average grant-date fair value of options granted during the year ended December 31, 1998 and 1999 and the six months ended June 30, 2000, was $0.01 and $5.40 and $5.73, respectively.

     The following table summarizes the information about stock options outstanding and exercisable as of December 31, 1999 (in thousands, except per share amounts):

                          Options Outstanding          Options Exercisable
                   ---------------------------------- ---------------------
                                 Weighted
                                  Average    Weighted              Weighted
                                 Remaining   Average                Average
 Range of Exercise    Number    Contractual  Exercise    Number    Exercise
       Price       Outstanding     Life       Price   Outstanding    Price
 ----------------- -----------  -----------  -------- -----------  --------
    $0.05 -  $0.50         390  $      8.80  $   0.38         390  $   0.38
        $2.00              831  $      9.45  $   2.00         831  $   2.00
        $4.90            1,810  $      9.76  $   4.90       1,762  $   4.90
    $5.50 -  $9.00       2,277  $      9.68  $   6.85       2,277  $   6.85
   $16.00 - $17.50         922  $      9.80  $  16.28          33  $  16.00
                   -----------  -----------  -------- -----------  --------
                         6,230  $      9.48  $   6.63       5,293  $   5.02
                   -----------  -----------  -------- -----------  --------

                               PLANETRX.COM,INC.
                         NOTES TO FINANCIAL STATEMENTS
  (Information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)


   The following table summarizes the information about stock options outstanding and exercisable as of June 30, 2000 (in thousands, except per share amounts):

                                               Options Outstanding                                    Options Exercisable
                                      ------------------------------------------------------  ------------------------------------
                                                              Weighted          Weighted                             Weighted
                                                          Average Remaining      Average                              Average
              Range of Exercise              Number          Contractual        Exercise           Number            Exercise
                     Prices               Outstanding           Life             Price          Outstanding            Price
              -------------------     ------------------  ------------------  --------------  ------------------  ----------------
                  $0.05 - $2.00                   1,099                8.58         $  1.48                 897           $  1.53
                      $2.55                       2,375                9.80         $  2.55                 299           $  2.55
                      $4.90                       1,735                9.26         $  4.90               1,718           $  4.90
                  $5.50 - $9.00                   3,881                9.44         $  7.23               2,167           $  7.01
                 $16.00 - $17.50                    745                9.30         $ 16.24                  87           $ 16.40
                                      ------------------  ------------------  --------------  ------------------  ----------------
                                                  9,835                9.48         $  5.73               5,168           $  5.26
                                      ------------------  ------------------  --------------  ------------------  ----------------

   At December 31, 1999 the Company had 1,908,000 options vested and exercisable.

Employee Stock Purchase Plan

   In July 1999, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the "ESPP"), which became effective immediately prior to the effective date of the initial public offering. The ESPP reserves 1,000,000 shares of common stock for issuance thereunder. On each September 1 beginning in 2000, the aggregate number of shares reserved for issuance under the ESPP will be increased automatically to the lesser of 2% of the total number of common shares outstanding or 750,000 shares. Employees generally will be eligible to participate in the ESPP if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted an option under the ESPP) 5% stockholders of the Company. Under the ESPP, eligible employees may select a rate of payroll deduction up to 15% of their W-2 cash compensation subject to certain maximum purchase limitations. The first offering period began on the first business day on which price quotations for the Company's common stock were available on The NASDAQ National Market. Based on the effective date, the first Purchase Period will be more than six months long. Offering periods thereafter will begin on May 1 and November 1. Purchases will occur on April 30 and October 31, or the last day of trading prior to these dates. The price at which the Common Stock is purchased under the ESPP is 85% of the lesser of the fair market value of the Company's Common Stock on the date before the first day of the applicable offering period or on the last day of that purchase period.

                               PLANETRX.COM,INC.
                         NOTES TO FINANCIAL STATEMENTS
  (Information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)

Fair value disclosures

     The Company applies the measurement principles of APB No. 25 in accounting for its 1998 Plan. Had compensation expense for options granted for the year ended December 31, 1999 and 1998, been determined based on the fair value at the grant dates as prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share amounts).

                                                                                  Six Months Ended
                                                    Year Ended December 31,           June 30,
                                              ----------------------------------
                                                   1998              1999              2000
                                              ----------------  ----------------  ----------------
Net loss available to common                                                        (unaudited)
  stockholders:
    As reported                                $     (4,087)     $    (99,023)      $    (93,549)
                                              =============     =============     ==============
    Pro forma                                  $     (4,091)     $   (113,327)      $    (95,135)
                                              =============     =============     ==============
Net loss per share:
    As reported                                $      (9.12)     $      (7.74)      $      (1.97)
                                              =============     =============     ==============
    Pro forma                                  $      (9.13)     $      (8.86)      $      (2.00)
                                              =============     =============     ==============

     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                                                Six Months Ended
                                                    Year Ended December 31,          June 30,
                                              ----------------------------------------------------
                                                   1998              1999              2000
                                              ----------------  ----------------  ----------------
                                                                                  (unaudited)
Risk-free interest rates                                4.80%             6.30%          4.90%
Expected lives (in years)                             4 years           4 years        4 years
Dividend yield                                             0%                0%             0%
Expected volatility                                        0%               90%            90%

     Because additional stock options are expected to be granted each year, the above pro forma disclosures are not representative of pro forma effects on reported financial results for future years.

Deferred stock-based compensation

                               PLANETRX.COM,INC.
                         NOTES TO FINANCIAL STATEMENTS
  (Information as of and relating to the six months ended June 30, 1999 and
                              2000 is unaudited)

   In connection with certain stock option grants to employees and Health Advisory Board members from October 1998 through December 31, 1998 and for the year ended December 31, 1999 and the six months ended June 30, 2000, the Company recognized deferred stock-based compensation totaling $4.6 million, $33.1 million, and $3.8 million, respectively, which is being amortized over the vesting periods of the related options. Stock-based compensation expense recognized from amortization of the deferred amounts during the year ended December 31, 1998 and 1999 and the six months ended June 30, 2000, totaled approximately $888,000, $11.3 million, and $7.1 million, respectively.


NOTE 12--SPONSORSHIP AGREEMENTS:

   In May 1999, the Company entered into a strategic alliance with a pharmaceutical company. Under the terms of the agreement, the company is the exclusive therapeutic disease state management sponsor within the Company's diabetes.com community. In March 2000 (unaudited), the sponsor voluntarily withdrew one of its diabetes drugs from the market following a request from the U.S. Food and Drug Administration. In addition, in June 2000, the sponsor merged with another pharmaceutical company. The company is currently working with the sponsor to determine the impact these events will have on future sponsorship revenues.


   In December 1999, the Company entered into a strategic alliance with another pharmaceutical company. Under the terms of the agreement, the company is the exclusive sponsor within the Company's unique Web site for allergy sufferers.


NOTE 13--CONTRACT TERMINATION AND SEVERANCE CHARGES:

   For the six months ended June 30, 2000, the Company recorded one-time charges for the ESI contract termination of $4.3 million, see Note 2 of the Financial Statements, and $200,000 in severance charges related to a workforce reduction of approximately 15% that occurred in June 2000.

NOTE 14--SUBSEQUENT EVENTS (UNAUDITED):

   In July 2000, the Company signed a definitive agreement for up to $50.0 million, subject to shareholder approval, in equity financing from Alpha Venture Capital Inc., a member of the Alpha Group of Funds. The financing is in the form of an equity line that can be utilized based on a formula relating to the trading volume and price of the Company's Common Stock subject to certain terms and conditions. Upon each financing drawdown, the proceeds will be allocated to Common Stock and Common Stock warrants based on the respective fair value of the instruments. The Common Stock warrants will be valued using the Black-Scholes pricing model.

Reserve stock split

   We intend to ask our shareholders and board of directors to approve a 1-for-8 reverse stock split. Share information for the three years ended December 31, 1999 and the six months ended June 30, 1999 and 2000 have not been retroactively adjusted to reflect the reverse stock split.

Advertising agreement

   In August 2000, the Company terminated a three-year marketing agreement with a web portal company. See Note 8 to the Financial Statements.

Other commitments

   In September 2000, the Company restructured its advertising agreement with iVillage, Inc. Under the terms of the new agreement, the Company will continue to be provided with a specific number of advertising impressions through December 31, 2000. At June 30, 2000, assuming the restructuring of the agreement, future minimum commitments under noncancelable agreements are approximately $1.4 million. See Note 8 to the Financial Statements.

Restructuring

   In August 2000, the Company announced the move of its operations from South San Francisco, CA to Memphis, TN. In conjunction with this move the Company will record one-time restructuring charges during its quarter ended September 30, 2000.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following table provides the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the securities being registered. All amounts are estimates, except the Securities and Exchange Commission registration fee and the Nasdaq Listing Fee. All of these costs and expenses will be borne by the registrant.

     Securities and Exchange Commission filing fee..............    $ 13,702
     Nasdaq annual listing fee..................................      10,500
     Expenses of counsel to Alpha Venture Capital/(a)/..........      49,500
     Accountants' fees and expenses.............................      55,000
     Legal fees and expenses....................................      35,000
                                                                    --------
     Total......................................................    $163,702
                                                                    ========

________________
(a) The registrant has agreed to pay an additional $2,000 legal fee on behalf of Alpha Venture Capital in the event we file additional registration statements covering securities issued under the common stock purchase agreement.

Item 14.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VII of our Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of our Bylaws (Exhibit 3.2 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.1 hereto) with our officers and directors. The Registration Rights Agreement (Exhibit 4.4) also provides for indemnification by PlanetRx.com and Alpha Venture Capital with respect to certain matters, including matters arising under the Securities Act.

Item 15.  Recent Sales of Unregistered Securities

     Within the past three years, the registrant has issued and sold the following securities that were not registered under the Securities Act. The numbers reflect the 500-for-one recapitalization on September 15, 1998 and the two-for-one stock split on November 6, 1998.:

     1. From inception through August 31, 2000, the registrant has granted options to purchase 5,910,831 shares of common stock and restricted common stock at exercise prices ranging from $0.025 to $17.50 per share to employees, consultants, directors and other service providers pursuant to its 1998 Stock Plan, 1998 YourPharmacy.com Stock Plan, 1999 Equity Incentive Plan and 1999 Director Stock Option Plan. The registrant has also issued 178,000 shares pursuant to its Employee Stock Purchase Plan. Employees, officers, directors and consultants received these securities in consideration of services provided to the registrant.

     2. On September 15, 1998, the registrant issued and sold an aggregate of 10,100,000 shares of its Series A Preferred Stock for an aggregate purchase price of $5,050,000 to investors including funds affiliated with Benchmark Capital and Sequoia Capital.

     3. On October 6, 1998, the registrant issued three warrants for 100,000 shares of Series A Preferred Stock to Christos Cotsakos, Charles McCall and Terrence Burke at an exercise price of $0.50 per share in exchange for services previously rendered.

     4. On January 15, 1999, the registrant issued and sold an aggregate of 5,200,000 shares of its Series B Preferred Stock for an aggregate purchase price of $26,000,000 to investors including investors affiliated with the E*TRADE Group, and funds affiliated with Benchmark Capital and Sequoia Capital.

     5. On January 15, 1999, the registrant issued warrants to purchase 16,000 shares of its Series B Preferred Stock to Comdisco, Inc. at an exercise price of $5.00 per share in connection with an equipment financing arrangement.

     6. On January 15, 1999, the registrant issued to Comdisco, Inc. an option to purchase up to 700,000 share of Series B Preferred Stock for $5.00 per share in connection with a line of credit.

     7. Between June 3 and June 18, 1999, the registrant sold 6,776,364 shares of its Series C Preferred Stock for an aggregate purchase price of $59.3 million to investors including investors affiliated with the E*TRADE Group, and funds affiliated with Benchmark Capital and Sequoia Capital.

     8. In August 1999, the registrant entered into an agreement with Express Scripts, Inc. with respect to the issuance of 10,355,254 shares of Common Stock in exchange for certain assets which is expected to close simultaneously with this offering.

     9. On September 2, 1999, the registrant issued and sold 371,103 shares of its Series D Preferred Stock for an aggregate purchase price of $7.5 million to iVillage Inc.

     10. On July 25, 2000, the registrant issued warrants to purchase 500,000 shares of its common stock to Alpha Venture Capital, Inc. in consideration of the closing of a common stock purchase agreement. The warrants are exercisable at a per share price equal to the lesser of $1.375 and the average closing bid for the registrant's common stock for the three consecutive trading days prior to the effective date of this registration statement.

     The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in Item 1 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16(a).  Exhibits

   Exhibit
   Number                         Description of Document
-------------  -----------------------------------------------------------------

  2.1*         Asset Contribution and Reorganization Agreement between
               PlanetRx.com, Inc., PRX Holdings, Inc., PRX Acquisition Corp.,
               YourPharmacy.com, Inc. and Express Scripts, Inc., dated August
               31, 1999.
  3.1*         Certificate of Incorporation of the registrant, as amended.
  3.1(a)++     Proposed Amendment to Certificate of Incorporation increasing authorized shares
  3.1(b)++     Proposed Amendment to Certificate of Incorporation implementing reverse stock split.
  3.2*         Bylaws of the registrant.
  4.1*         [Reference is made to Exhibits 3.1 and 3.2.]
  4.2*         Amended and Restated Investors' Rights Agreement.
  4.3*         Specimen Common Stock Certificate.
  4.4**        Registration Rights Agreement between registrant and Alpha
               Venture Capital, Inc. dated July 25, 2000.
  5.1++        Opinion of Foley & Lardner, special counsel to registrant, as to the validity of the common stock
 10.1*         Form of Indemnification Agreement.

   Exhibit
   Number                         Description of Document
-------------  -----------------------------------------------------------------

 10.2*         1999 Equity Incentive Plan.
 10.3*         Employee Stock Purchase Plan.
 10.4*         1999 Director Stock Option Plan.
 10.5*         Form of Warrant for the purchase of Preferred Stock.
 10.6*         Real Property Lease between registrant and Belz Devco LP, dated
               October 16, 1998.
 10.7*         Real Property Sublease between registrant and Radar Companies, dated May 5, 1999.
 10.8*         Real Property Sublease between registrant and Cellegy
               Pharmaceuticals, Inc., dated November 6, 1998.
 10.9+*        Supply Agreement between registrant and McKesson U.S. Health
               Care, dated January 14, 1999.
 10.10*        Asset Acquisition Agreement between registrant and NetHealth.com,
               Inc.
 10.11*        Internet Domain and Trademark Assignment Agreement between registrant and Epicenter Communications, Inc.
 10.12*        Series A Stock Purchase Agreement between registrant and the
               Investors named on Schedule thereto, dated September 15, 1998.
 10.13*        Series B Stock Purchase Agreement between registrant and the
               Investors named on Schedule thereto, dated January 15, 1999.
 10.14*        Series C Stock Purchase Agreement between registrant and the
               Investors named on Schedule thereto, dated June 3, 1999.
 10.15*        Series D Stock Purchase Agreement between registrant and the
               Investors named on Schedule thereto, dated September 3, 1999.
 10.16+*       Agreement between registrant and Express Scripts, Inc. dated
               August 31, 1999.
 10.17**       Agreement between registrant and Express Scripts, Inc. dated June
               19, 2000.
 10.18**       Common Stock Purchase Agreement between registrant and Alpha
               Venture Capital, Inc. dated July 25, 2000.
 23.1          Consent of PricewaterhouseCoopers LLP, independent accountants
 23.2++        Consent of Counsel (included in Exhibit 5.1)
 24.1*         Power of Attorney (included in signature page hereto)

_______________
++  To be filed by amendment
* Previously filed as an exhibit to the registration statement on Form S-1 (File No. 333-82485) of PlanetRx.com, Inc.
** Previously filed on August 14, 2000 as an exhibit to registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000.
+ Confidential treatment has been requested for certain portions which have been blacked out in the copy of the exhibit filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.

Item 17.  Undertakings

     The undersigned registrant hereby undertakes to provide to Alpha Venture Capital, which is deemed an "underwriter" within the meaning of the Securities Act of 1933 with respect to certain shares covered by this registration statement, certificates in such denominations and registered in such names as required by Alpha Venture Capital to permit prompt delivery to each subsequent purchaser.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (i) and (ii) shall not apply if such information is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities and Exchange Act that is incorporated by reference into this registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California on October 10, 2000.

                                             PLANETRX.COM, INC.

                                             By: /s/ Michael Beindorff
                                                 -------------------------------
                                                 Michael Beindorff
                                                 Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Michael Beindorff, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

          Name                              Title                                         Date
-----------------------------     --------------------------------------------      -----------------
   /s/ Michael Beindorff          Chief Executive Officer,                          October 10, 2000
-----------------------------
       Michael Beindorff          Chairman of the Board of Directors,
                                  principal financial officer and principal
                                  accounting officer

   /s/ David M. Beirne            Director                                          October 10, 2000
-----------------------------
       David M. Beirne

   /s/ Terrence C. Burke          Director                                          October 10, 2000
-----------------------------
       Terrence C. Burke

   /s/ Christos M. Cotsakos       Director                                          October 10, 2000
-----------------------------
       Christos M. Cotsakos

                                  Director                                          October __, 2000
-----------------------------
      Michael Moritz

                                  Director                                          October __, 2000
-----------------------------
      Terrence Arndt


                                 Exhibit Index

   Exhibit
   Number                         Description of Document
-------------  -----------------------------------------------------------------

   2.1*        Asset Contribution and Reorganization Agreement between
               PlanetRx.com, Inc., PRX Holdings, Inc., PRX Acquisition Corp.,
               YourPharmacy.com, Inc. and Express Scripts, Inc., dated August
               31, 1999.
   3.1*        Certificate of Incorporation of the registrant, as amended.
   3.1(a)++    Proposed Amendment to Certificate of Incorporation increasing authorized shares
   3.1(b)++    Proposed Amendment to Certificate of Incorporation implementing reverse stock split.
   3.2*        Bylaws of the registrant.
   4.1*        [Reference is made to Exhibits 3.1 and 3.2.]
   4.2*        Amended and Restated Investors' Rights Agreement.
   4.3*        Specimen Common Stock Certificate.
   4.4**       Registration Rights Agreement between registrant and Alpha
               Venture Capital, Inc. dated July 25, 2000.
   5.1++       Opinion of Foley & Lardner, special counsel to registrant, as to the validity of the common stock
  10.1*        Form of Indemnification Agreement.
  10.2*        1999 Equity Incentive Plan.
  10.3*        Employee Stock Purchase Plan.
  10.4*        1999 Director Stock Option Plan.
  10.5*        Form of Warrant for the purchase of Preferred Stock.
  10.6*        Real Property Lease between registrant and Belz Devco LP, dated
               October 16, 1998.
  10.7*        Real Property Sublease between registrant and Radar Companies, dated May 5, 1999.
  10.8*        Real Property Sublease between registrant and Cellegy
               Pharmaceuticals, Inc., dated November 6, 1998.
  10.9+*       Supply Agreement between registrant and McKesson U.S. Health
               Care, dated January 14, 1999.
  10.10*       Asset Acquisition Agreement between registrant and NetHealth.com,
               Inc.
  10.11*       Internet Domain and Trademark Assignment Agreement between registrant and Epicenter Communications, Inc.
  10.12*       Series A Stock Purchase Agreement between registrant and the
               Investors named on Schedule thereto, dated September 15, 1998.
  10.13*       Series B Stock Purchase Agreement between registrant and the
               Investors named on Schedule thereto, dated January 15, 1999.
  10.14*       Series C Stock Purchase Agreement between registrant and the
               Investors named on Schedule thereto, dated June 3, 1999.
  10.15*       Series D Stock Purchase Agreement between registrant and the
               Investors named on Schedule thereto, dated September 3, 1999.
  10.16+*      Agreement between registrant and Express Scripts, Inc. dated
               August 31, 1999.
  10.17**      Agreement between registrant and Express Scripts, Inc. dated June
               19, 2000.
  10.18**      Common Stock Purchase Agreement between registrant and Alpha
               Venture Capital, Inc. dated July 25, 2000.
  23.1         Consent of PricewaterhouseCoopers LLP, independent accountants
  23.2++       Consent of Counsel (included in Exhibit 5.1)
  24.1*        Power of Attorney (included in signature page hereto)

_______________
++  To be filed by amendment.
* Previously filed as an exhibit to the registration statement on Form S-1 (File No. 333-82485) of PlanetRx.com, Inc.
** Previously filed on August 14, 2000 as an exhibit to registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000.
+ Confidential treatment has been requested for certain portions which have been blacked out in the copy of the exhibit filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.